February 21, 2008
Via Edgar
Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549-3628

Re:	LNB Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 31, 2008 by AMG Investments, LLC
SEC File No. 000-13203
Dear Mr. Duchovny,
Per your request, attached are EDGAR versions of Exhibits 2.1 and 2.2 to our February 14, 2008 letter.
   Please let me know if we can provide you with any further information regarding this matter. You can reach me at 216-736-7215. Thank you for your assistance.
Sincerely,
/s/ Christopher J. Hubbert
Christopher J. Hubbert
V 216.736.7215
F 216.621.6536
E cjh@kjk.com
One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114-1793
216.696.8700
www.kjk.com

Exhibit 2.1
REGIONAL BANK SUMMARY
Stifel Nicolaus Financial Services Investment Banking Group

							Operating Information							Per Share Data				Price to
			1/28/08	52 Week				Tang.								Tang.
		Total	Closing			Market	Equity/	Equity/			Effncy	NPAs/	NCOs/	LTM	Book	Book	Div.	LTM	2007E	Book	Tang.
		Assets	Price	High	Low	Cap	Assets	Assets	ROAA	ROAE	Ratio	Assets	Assets	EPS	Value	Value	Yield	EPS	EPS	Value	Book
Institution	Ticker	($MM)	($)	($)	($)	($MM)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($ )	($)	($)	(%)	(x)	(x)	(%)	(%)
ILLINOIS BANKS
Northern Trust Corp.	NTRS	$67,611	$70.53	$83.17	$56.52	$15,560	6.67	NA	1.20	17.46	64.0	0.04	0.01	$3.31	$20.44	NA	1.6	21.3	17.5	345.1	NA
Wintrust Financial Corp.	WTFC	9,369	35.53	47.34	28.87	835	7.89	4.91	0.59	7.64	70.2	0.55	0.12	2.31	31.56	19.02	1.0	15.4	14.9	112.6	186.8
Corus Bankshares Inc.	CORS	8,927	10.84	21.45	8.74	596	8.84	8.84	1.12	12.64	22.5	5.29	0.45	1.89	14.35	14.35	9.2	5.7	11.4	75.5	75.5
MB Financial Inc.	MBFI	7,835	28.83	37.88	26.41	998	11.01	6.16	1.19	11.03	64.9	0.33	0.17	2.61	24.91	13.48	2.5	11.0	15.0	115.7	213.9
First Midwest Bancorp Inc.	FMBI	8,092	29.27	39.31	24.38	1,418	8.95	5.58	0.99	10.69	52.1	0.31	0.10	1.63	14.94	8.99	4.2	18.0	13.3	195.9	325.6
AMCORE Financial Inc.	AMFI	5,193	20.69	34.58	17.25	454	7.10	6.99	0.54	7.32	68.6	NA	0.32	1.23	16.80	16.52	3.6	16.8	14.3	123.2	125.2
PrivateBancorp Inc.	PVTB	5,022	34.04	38.75	25.41	927	9.97	8.15	0.27	3.73	76.7	0.96	0.12	0.54	16.89	13.22	0.9	NM	57.7	201.5	257.5
First Busey Corp.	BUSE	4,193	19.58	23.95	17.54	711	12.63	6.37	0.99	9.89	57.8	0.41	0.20	1.13	14.59	6.86	4.1	17.3	14.5	134.2	285.4
Taylor Capital Group Inc.	TAYC	3,445	18.64	39.45	16.18	198	8.16	7.53	0.96	11.74	56.1	1.52	0.18	2.91	26.00	23.85	2.1	6.4	8.7	71.7	78.2
Midwest Banc Holdings Inc.	MBHI	3,693	11.05	21.52	9.65	306	10.16	5.62	0.58	6.13	67.0	1.39	0.11	0.72	12.00	5.62	4.7	15.3	11.9	92.1	196.6
Old Second Bancorp Inc.	OSBC	2,659	27.59	31.00	24.60	335	5.64	5.56	0.95	16.13	64.5	0.20	0.02	1.92	12.34	12.16	2.2	14.4	12.8	223.6	226.9
Marquette National Corp.	MNAT	1,623	1450.00	2000.00	1325.00	364	8.55	6.32	0.57	6.92	77.8	0.47	0.02	37.90	553.31	399.22	1.7	38.3	NA	262.1	363.2
Mercantile Bancorp Inc.	MBR	1,618	16.96	17.77	14.13	148	6.56	3.65	0.77	10.54	69.8	0.94	0.16	1.23	12.18	6.58	1.4	13.8	NA	139.2	257.8
QCR Holdings Inc.	QCRH	1,477	14.40	17.75	13.76	66	5.83	NA	0.43	7.70	78.0	0.47	0.10	1.03	14.33	NA	0.6	14.0	NA	100.5	NA
Centrue Financial Corporation	TRUE	1,363	17.50	24.90	17.26	109	8.82	6.28	0.75	8.25	65.0	0.75	0.02	1.45	19.12	13.22	3.0	12.1	NA	91.5	132.4
Princeton National Bancorp	PNBC	1,081	25.00	33.00	23.04	83	6.32	3.68	0.65	10.29	76.1	0.69	0.04	2.04	20.66	11.71	4.3	12.3	12.1	121.0	213.5
First Mid-Illinois Bancshares	FMBH	1,021	24.75	27.95	23.40	156	7.75	5.73	1.03	13.18	63.3	0.77	0.06	1.59	12.53	9.06	1.5	15.6	NA	197.5	273.2
Northern States Financial Corp	NSFC	658	20.94	25.97	19.41	87	11.16	9.65	0.60	5.67	75.9	1.23	0.45	0.96	17.57	14.93	3.5	21.8	22.5	119.2	140.3
NI Bancshares Corporation	NIBA	547	59.00	62.00	55.00	89	11.72	10.98	1.07	9.12	62.4	0.21	0.05	3.78	42.71	39.69	0.7	15.6	NA	138.1	148.7
Albank Corp.	ALBT	510	385.00	385.00	385.00	58	12.52	12.21	1.43	11.83	45.6	0.20	0.07	48.48	424.75	413.09	0.0	7.9	NA	90.6	93.2
Town and Country Finl Corp	TWCF	367	14.50	19.90	13.10	41	8.99	8.92	0.85	8.35	NA	NA	NA	1.10	11.63	11.53	1.4	13.2	NA	124.7	125.8
Pontiac Bancorp	PONT	286	275.00	290.00	275.00	60	15.45	15.38	1.44	9.25	46.3	1.06	0.26	18.30	203.72	202.66	0.0	15.0	NA	135.0	135.7
First Ottawa Bancshares	FOTB	280	58.00	79.57	58.00	38	8.96	7.86	0.89	10.33	66.7	NA	0.04	3.82	38.76	33.59	3.4	15.2	NA	149.6	172.7
Community Financial Shares Inc	CFIS	287	25.60	26.50	22.40	32	7.60	7.60	0.83	10.45	79.4	0.01	0.01	1.64	15.85	15.85	0.9	15.6	NA	161.5	161.5
Illini Corp.	ILII	254	42.75	46.00	41.10	21	7.11	6.38	0.63	9.11	75.4	1.42	0.15	2.99	33.41	29.77	1.9	14.3	NA	128.0	143.6
First Robinson Financial Corp.	FRFC	119	33.25	41.05	25.35	15	9.36	9.36	0.83	8.29	73.7	0.32	0.07	2.07	24.07	24.07	2.0	16.1	NA	138.1	138.1

ILLINOIS AVERAGE		$5,289				$912	8.99	7.49	0.85	9.76	64.8	0.85	0.13				2.4	15.3	17.4	145.7	186.3
ILLINOIS MEDIAN		$1,547				$152	8.83	6.69	0.84	9.57	66.7	0.55	0.14				1.9	15.2	14.3	131.1	167.1
Stifel Nicolaus

REGIONAL BANK SUMMARY
Stifel Nicolaus Financial Services Investment Banking Group

							Operating Information							Per Share Data				Price to
			1/28/08	52 Week				Tang.								Tang.
		Total	Closing			Market	Equity/	Equity/			Effncy	NPAs/	NCOs/	LTM	Book	Book	Div.	LTM	2007E	Book	Tang.
		Assets	Price	High	Low	Cap	Assets	Assets	ROAA	ROAE	Ratio	Assets	Assets	EPS	Value	Value	Yield	EPS	EPS	Value	Book
Institution	Ticker	($MM)	($)	($)	($)	($MM)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($)	($)	($)	(%)	(x)	(x)	(%)	(%)
INDIANA BANKS
Old National Bancorp	ONB	$7,846	$16.44	$19.45	$12.99	$1,088	8.32	6.03	0.94	11.67	70.5	0.56	0.27	$1.14	$9.86	$6.98	5.6	14.4	14.4	166.7	235.5
Irwin Financial Corp.	IFC	6,162	7.91	22.41	5.80	232	7.93	NA	-0.39	-4.58	67.9	1.33	0.74	-0.83	16.25	NA	6.1	NM	-13.2	48.7	NA
1st Source Corp.	SRCE	4,447	18.65	29.63	15.13	449	9.68	7.74	0.74	7.47	71.5	0.39	0.05	1.30	17.87	13.99	3.0	14.3	NA	104.4	133.3
First Merchants Corp.	FRME	3,782	25.31	26.54	18.30	456	8.99	5.60	0.87	9.56	63.9	0.84	0.18	1.73	18.88	11.34	3.6	14.6	13.0	134.1	223.2
Integra Bank Corp.	IBNK	3,350	13.51	25.66	12.50	279	9.79	6.01	1.06	10.93	64.5	0.64	0.12	1.66	15.88	9.36	5.3	8.1	9.5	85.1	144.3
MainSource Financial Group	MSFG	2,536	14.42	19.20	12.34	268	10.41	5.36	0.90	8.49	62.9	0.85	0.17	1.17	14.22	6.93	3.9	12.3	11.7	101.4	208.1
First Financial Corp.	THFF	2,232	28.95	34.00	23.48	379	12.57	12.22	1.16	9.29	60.5	NA	0.33	1.94	21.41	20.72	3.0	14.9	14.1	135.2	139.7
Lakeland Financial Corp.	LKFN	1,989	21.11	25.98	16.87	256	7.35	7.09	1.04	13.94	56.0	0.48	0.15	1.58	11.98	11.52	2.7	13.4	13.4	176.2	183.2
Horizon Bancorp	HBNC	1,259	22.05	28.10	20.86	72	5.61	5.02	0.69	12.29	68.3	NA	0.16	2.54	21.72	19.30	2.7	8.7	8.6	101.5	114.2
German American Bancorp Inc.	GABC	1,136	12.39	14.45	11.00	137	8.34	7.20	0.83	9.95	65.8	0.53	0.40	0.82	8.59	7.32	4.5	15.1	14.6	144.2	169.3
Home Federal Bancorp	HOMF	909	23.65	30.15	21.60	80	7.42	7.23	0.69	8.94	73.2	1.29	0.11	1.75	20.02	19.46	3.4	13.5	11.8	118.1	121.5
Community Bank Shares of IN	CBIN	817	19.97	22.99	17.30	66	7.87	5.78	0.50	6.29	77.0	0.76	0.05	1.21	19.50	14.01	3.5	16.5	NA	102.4	142.5
Monroe Bancorp	MROE	755	15.79	18.77	14.30	98	7.01	7.01	1.07	15.28	61.9	0.66	0.15	1.26	8.52	8.52	3.3	12.5	12.2	185.3	185.3
Tower Financial Corp.	TOFC	706	12.15	17.95	11.05	49	6.82	6.82	-0.38	-5.16	75.8	2.84	1.37	-0.64	11.85	11.85	1.4	NM	13.5	102.5	102.5
First Internet Bancorp	FIBP	542	13.00	15.55	12.50	24	8.31	7.51	0.51	6.13	55.6	NA	NA	1.41	24.33	21.79	0.0	9.2	NA	53.4	59.7
F.S. Bancorp	FXLG	455	60.00	60.50	58.00	67	8.44	7.23	1.22	14.55	59.1	NA	0.17	4.85	34.30	29.02	3.3	12.4	NA	174.9	206.8
Farmers Bancorp	FABP	365	38.25	40.65	38.25	40	10.94	10.94	0.80	7.62	77.2	1.21	0.23	NA	NA	NA	4.7	NA	NA	NA	NA
Bancorp of Southern Indiana	BCSO	367	73.50	75.00	68.50	38	9.27	9.27	0.90	9.87	NA	NA	NA	6.35	66.58	66.58	0.0	11.6	NA	110.4	110.4
CITBA Financial Corp.	CBAF	311	50.00	53.05	48.00	47	10.20	10.19	0.92	8.46	73.0	0.13	0.04	NA	NA	NA	3.6	NA	NA	NA	NA
American Community Bancorp	ACBP	260	13.44	17.10	12.80	24	7.86	7.86	0.78	9.83	62.2	0.13	0.01	1.08	11.51	11.51	0.0	12.4	NA	116.8	116.8
Heartland Bancshares	HRTB	208	10.00	15.25	9.15	14	7.68	7.68	0.54	6.03	76.4	1.47	0.11	0.78	11.13	11.13	2.0	12.8	NA	89.8	89.8
Lafayette Community Bancorp	LFYC	143	6.75	16.75	6.75	6	8.90	8.90	-1.37	-18.46	74.8	3.92	2.86	-2.51	13.40	13.40	0.0	NM	NA	50.4	50.4
United Commerce Bancorp	UCBN	152	13.00	16.00	12.30	13	7.93	7.93	0.62	8.02	69.9	0.17	0.04	0.97	12.46	12.46	0.0	13.4	NA	104.3	104.3

INDIANA AVERAGE		$1,771				$182	8.59	7.57	0.64	7.24	67.6	1.01	0.37				2.9	12.8	10.3	114.6	142.1
INDIANA MEDIAN		$817				$72	8.32	7.23	0.80	8.94	68.1	0.71	0.16				3.3	13.1	12.6	104.4	136.5

KENTUCKY BANKS
Republic Bancorp Inc.	RBCAA	$3,165	$17.56	$23.35	$14.00	$315	7.86	7.55	0.81	10.25	66.8	0.29	0.17	$1.22	$12.26	$11.74	2.5	14.4	11.9	143.2	149.6
Community Trust Bancorp Inc.	CTBI	2,903	28.48	39.63	23.38	428	10.38	8.27	1.23	12.45	57.1	1.04	0.21	2.42	20.03	15.58	4.1	11.8	11.8	142.2	182.8
Farmers Capital Bank Corp.	FFKT	2,068	26.33	34.04	26.01	194	8.15	NA	0.83	8.88	67.3	NA	0.07	2.03	22.82	NA	5.0	13.0	13.5	115.4	NA
S.Y. Bancorp Inc.	SYBT	1,482	21.58	29.35	20.44	293	8.97	8.93	1.70	17.26	54.7	0.46	0.15	1.70	9.78	9.73	3.0	12.7	13.5	220.7	221.8
Porter Bancorp Inc.	PBIB	1,456	18.81	23.80	17.05	148	8.40	NA	1.16	12.39	47.0	1.02	0.15	1.86	15.52	12.80	4.5	10.1	9.4	121.2	147.0
Bank of Kentucky Finl Corp.	BKYF	1,233	24.55	27.00	22.50	140	7.58	NA	1.00	12.62	65.8	NA	0.08	1.93	NA	NA	2.0	12.7	NA	NA	NA
First Financial Service Corp.	FFKY	873	21.99	29.49	20.50	103	8.42	7.53	1.10	12.88	61.0	NA	0.11	1.98	15.76	13.96	3.5	11.1	10.6	139.5	157.5
Citizens National Corp.	CZNL	541	41.00	41.00	35.50	47	7.60	4.65	NA	NA	NA	1.33	NA	NA	35.62	21.12	0.0	NA	NA	115.1	194.1
Boyle Bancorp Inc.	BYLB	439	71.00	72.00	66.25	67	10.45	10.45	1.48	13.89	55.2	0.28	0.06	NA	NA	NA	0.0	NA	NA	NA	NA
1st Independence Finl Group	FIFG	341	11.35	18.00	9.06	23	11.88	8.87	0.27	2.32	84.1	2.31	0.31	0.48	20.32	14.67	2.8	23.6	NA	55.9	77.4
Citizens First Corp.	CZFC	333	9.00	15.75	8.88	18	11.16	7.59	0.57	5.29	75.6	0.18	0.13	0.73	15.07	8.50	1.1	12.3	NA	59.7	105.9
HFB Financial Corp.	HFBA	320	20.75	22.60	17.95	26	8.45	8.45	0.62	7.17	77.4	0.37	0.01	1.53	21.90	21.90	3.0	13.6	NA	94.7	94.7
FCB Bancorp Inc	FCBE	318	13.10	19.75	13.10	20	9.72	9.65	0.46	5.06	77.0	0.79	0.01	NA	NA	NA	3.1	NA	NA	NA	NA
Citizens Commerce Bcshrs Inc.	CCVS	254	24.90	26.00	23.50	33	6.72	6.69	0.90	11.61	67.2	NA	NA	1.66	12.88	12.81	0.0	15.0	NA	193.3	194.4

KENTUCKY AVERAGE		$1,123				$133	8.98	8.06	0.93	10.16	65.8	0.81	0.12				2.5	13.7	11.8	127.4	152.5
KENTUCKY MEDIAN		$707				$85	8.44	8.27	0.90	11.61	66.8	0.63	0.12				2.9	12.7	11.8	121.2	153.5
Stifel Nicolaus

REGIONAL BANK SUMMARY
Stifel Nicolaus Financial Services Investment Banking Group

							Operating Information							Per Share Data				Price to
			1/28/08	52 Week				Tang.								Tang.
		Total	Closing			Market	Equity/	Equity/			Effncy	NPAs/	NCOs/	LTM	Book	Book	Div.	LTM	2007E	Book	Tang.
		Assets	Price	High	Low	Cap	Assets	Assets	ROAA	ROAE	Ratio	Assets	Assets	EPS	Value	Value	Yield	EPS	EPS	Value	Book
Institution	Ticker	($MM)	($)	($)	($)	($MM)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($)	($)	($)	(%)	(x)	(x)	(%)	(%)
MICHIGAN BANKS
Comerica Inc.	CMA	$62,331	$41.31	$63.89	$35.01	$6,196	8.22	8.00	1.17	13.51	58.3	0.68	0.24	$4.49	$34.18	$33.17	6.4	9.2	11.1	120.9	124.5
Citizens Republic Bancorp Inc.	CRBC	13,506	13.50	25.00	10.41	1,022	11.68	6.08	0.76	6.51	58.6	1.84	0.38	1.34	20.84	10.20	8.6	10.1	11.2	64.8	132.4
Capitol Bancorp Ltd.	CBC	4,654	20.64	43.45	16.25	357	8.39	6.97	0.71	8.04	79.7	1.35	0.25	1.81	22.56	18.46	4.8	11.4	14.2	91.5	111.8
Chemical Financial Corp.	CHFC	3,754	25.42	31.65	19.62	605	13.54	11.79	1.03	7.71	59.0	1.78	0.16	1.60	21.35	18.22	4.6	15.9	15.8	119.1	139.5
Independent Bank Corp.	IBCP	3,276	9.94	24.00	7.50	225	7.34	4.96	0.32	4.12	64.0	2.52	0.75	0.46	10.62	7.00	8.5	21.6	11.7	93.6	142.0
Mercantile Bank Corp.	MBWM	2,121	14.28	33.64	10.19	122	8.40	8.40	0.43	5.10	62.4	1.68	0.31	1.06	21.05	21.05	4.2	13.5	27.5	67.8	67.8
Macatawa Bank Corp.	MCBC	2,130	9.91	18.91	7.56	168	7.54	6.27	0.43	5.51	63.3	NA	0.26	0.53	9.47	7.76	5.2	18.7	26.8	104.6	127.7
MBT Financial Corp.	MBTF	1,559	8.89	14.60	8.25	143	8.34	8.33	0.67	7.59	60.9	2.98	0.32	0.62	8.06	8.06	8.1	14.3	12.2	110.3	110.3
Firstbank Corp.	FBMI	1,362	13.50	22.00	12.88	100	8.65	5.80	0.78	8.81	70.9	0.87	0.12	1.34	15.98	10.39	6.7	10.1	10.2	84.5	129.9
Dearborn Bancorp Inc.	DEAR	1,047	6.62	19.59	5.38	54	13.14	9.22	0.30	2.21	61.9	2.33	0.45	0.37	16.68	11.56	0.0	17.9	41.4	39.7	57.3
IBT Bancorp Inc.	IBTM	924	43.50	43.50	35.50	298	13.12	10.50	0.84	6.69	68.1	0.67	0.10	1.09	17.38	13.50	1.0	39.9	NA	250.3	322.2
United Bancorp Inc.	UBMI	788	20.00	24.00	17.00	103	9.58	9.18	1.12	11.38	63.0	1.19	0.39	1.62	14.71	14.03	4.0	12.3	NA	136.0	142.6
O.A.K. Financial Corp.	OKFC	743	29.05	40.00	29.00	79	9.52	9.51	0.95	9.86	67.7	0.93	0.23	2.49	26.20	26.14	3.0	11.7	NA	110.9	111.1
Fentura Financial Inc.	FETM	620	21.50	32.00	21.00	46	8.08	6.80	0.19	2.28	71.3	2.77	0.27	0.55	23.22	19.27	4.7	39.1	NA	92.6	111.6
PSB Group	PSBG	503	9.25	20.00	8.50	28	8.36	7.54	-0.09	-1.02	81.7	4.60	1.02	-0.14	13.70	12.25	7.8	NM	NA	67.5	75.5
Community Central Bank Corp.	CCBD	521	5.65	10.94	5.37	21	6.51	6.24	0.38	5.44	76.9	1.01	0.19	0.51	9.18	8.78	4.2	11.1	10.1	61.5	64.4
Oxford Bank Corporation	OXBC	484	24.95	48.25	24.50	29	8.67	8.67	-0.06	-0.67	69.2	5.55	0.62	-0.36	36.14	36.14	0.0	NM	12.5	69.0	69.0
ChoiceOne Financial Services	COFS	466	12.88	17.80	11.05	42	11.19	7.63	0.71	6.49	67.6	1.65	0.22	1.00	16.17	10.60	5.3	12.9	NA	79.7	121.5
FNBH Bancorp Inc.	FNHM	439	12.00	27.00	11.75	37	9.41	9.41	-1.12	-10.42	58.2	2.61	2.44	-1.67	13.57	13.57	7.0	NM	NA	88.4	88.4
Mackinac Financial Corp	MFNC	409	7.95	11.25	7.65	27	9.62	9.59	2.59	31.05	80.4	1.11	0.31	2.96	11.47	11.43	0.0	2.7	19.9	69.3	69.6
Keweenaw Financial Corporation	KEFI	368	96.00	107.00	95.00	42	9.01	8.97	1.15	13.13	56.8	0.36	0.04	9.54	75.08	74.70	2.5	10.1	NA	127.9	128.5
Southern Michigan Bancorp Inc.	SOMC	351	20.50	24.75	18.25	47	8.75	8.58	1.25	13.56	65.7	NA	0.14	2.36	17.32	16.97	3.9	8.7	NA	118.4	120.8
Pavilion Bancorp Inc.	PVLN	279	63.30	70.50	43.00	46	10.54	10.54	0.78	8.02	73.4	1.80	0.09	3.13	40.45	40.45	1.6	20.2	NA	156.5	156.5
Commercial National Financial	CEFC	300	7.05	11.00	6.00	23	5.48	5.48	0.87	15.44	65.6	0.26	-0.01	0.76	5.06	5.06	7.4	9.3	NA	139.3	139.3
County Bank Corp	CBNC	268	31.60	39.50	29.00	34	12.28	12.28	1.29	10.88	61.9	2.46	0.13	3.17	30.39	30.39	3.8	10.0	NA	104.0	104.0
CNB Corp.	CNBZ	255	30.00	42.50	30.00	37	9.56	9.56	1.19	12.27	63.2	NA	0.04	2.51	NA	NA	5.6	12.0	NA	NA	NA
Community Shores Bank Corp.	CSHB	267	7.50	13.27	5.75	11	6.12	6.12	0.16	2.40	84.4	1.25	0.16	0.27	11.14	11.14	0.0	27.8	375.0	67.3	67.3
HCB Financial Corp.	HCBN	239	25.00	27.50	23.35	27	11.30	11.30	0.85	7.64	76.0	0.00	NA	1.84	24.56	24.56	2.9	13.6	NA	101.8	101.8
Century Financial Corp.	CYFL	242	17.50	23.59	17.50	35	12.33	12.33	1.63	13.45	61.1	0.78	0.12	1.85	14.86	14.86	5.3	9.5	NA	117.8	117.8
Eastern Michigan Fncl. Corp.	EFIN	225	17.45	22.50	17.30	20	10.05	10.05	1.00	10.36	65.9	2.04	0.27	1.98	19.61	19.61	4.6	8.8	NA	89.0	89.0
Clarkston Financial Corp.	CKSB	204	7.60	14.40	7.25	10	6.65	6.65	-0.81	-11.64	94.2	2.90	1.30	-1.36	10.64	10.64	0.0	NM	-6.9	71.4	71.4
CSB Bancorp Inc.	CBMI	205	524.50	NA	NA	66	11.48	11.48	NA	NA	NA	NA	NA	NA	186.53	186.53	2.2	NA	NA	281.2	281.2
Michigan Heritage Bancorp	MHBC	185	5.15	12.70	5.05	8	9.25	9.25	-0.07	-0.78	89.7	NA	0.18	-0.08	11.30	11.30	0.0	NM	NA	45.6	45.6
Capital Directions Inc.	CTDN	126	47.55	NA	NA	20	9.10	9.10	1.06	10.93	63.3	0.00	0.03	2.88	26.77	26.77	0.0	16.5	NA	177.6	177.6
University Bancorp Inc.	UNIB	87	1.92	2.37	1.60	8	7.28	7.17	1.13	17.25	84.4	1.52	0.07	0.23	1.38	NA	0.0	8.3	NA	139.1	NA
Michigan Community Bancorp	MCBP	67	3.45	5.30	3.05	4	9.62	9.62	0.49	5.53	87.9	3.71	0.23	0.28	5.19	5.19	0.0	12.3	NA	66.5	66.5

MICHIGAN AVERAGE		$2,925				$282	9.39	8.59	0.69	7.39	69.6	1.78	0.35				3.7	14.6	39.5	106.4	117.2
MICHIGAN MEDIAN		$453				$42	9.18	8.82	0.78	7.64	65.9	1.65	0.23				4.1	12.1	12.5	93.6	111.7
Stifel Nicolaus

REGIONAL BANK SUMMARY
Stifel Nicolaus Financial Services Investment Banking Group

							Operating Information							Per Share Data				Price to
			1/28/08	52 Week				Tang.								Tang.
		Total	Closing			Market	Equity/	Equity/			Effncy	NPAs/	NCOs/	LTM	Book	Book	Div.	LTM	2007E	Book	Tang.
		Assets	Price	High	Low	Cap	Assets	Assets	ROAA	ROAE	Ratio	Assets	Assets	EPS	Value	Value	Yield	EPS	EPS	Value	Book
Institution	Ticker	($MM)	($)	($)	($)	($MM)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($)	($)	($)	(%)	(x)	(x)	(%)	(%)
OHIO BANKS
National City Corp.	NCC	$150,374	$16.85	$38.94	$12.64	$10,682	8.92	5.28	0.22	2.38	71.7	1.01	0.44	$0.51	$21.15	$12.03	5.0	33.0	11.2	79.7	140.1
Fifth Third Bancorp	FITB	110,984	25.75	43.32	20.80	13,716	8.27	6.06	1.07	11.46	59.3	0.96	0.42	2.04	17.24	12.32	6.8	12.6	11.4	149.4	209.0
KeyCorp	KEY	99,983	25.58	39.90	19.00	9,945	7.75	6.46	0.97	11.90	66.9	0.76	0.28	2.35	19.92	16.38	5.9	10.9	11.9	128.4	156.2
Huntington Bancshares Inc.	HBAN	54,697	12.58	24.10	10.10	4,608	10.88	4.81	0.17	1.62	55.9	NA	0.87	NA	16.24	7.13	8.4	NA	8.4	77.5	176.4
FirstMerit Corp.	FMER	10,407	20.71	22.85	16.71	1,667	8.69	7.44	1.19	14.05	60.7	0.36	0.27	1.53	11.24	9.49	5.6	13.5	13.7	184.3	218.2
Park National Corp.	PRK	6,501	63.75	103.36	55.53	896	8.92	6.85	0.37	3.67	72.9	1.81	0.34	1.60	41.54	31.19	5.9	39.8	NA	153.5	204.4
First Financial Bancorp.	FFBC	3,329	10.95	16.70	9.87	409	8.16	7.35	0.78	9.02	71.5	0.51	0.44	0.67	7.26	6.49	6.2	16.3	12.4	150.8	168.7
Peoples Bancorp Inc.	PEBO	1,886	23.46	29.27	20.60	242	10.76	7.46	0.98	9.21	57.0	0.49	0.15	1.75	19.70	13.09	3.8	13.4	11.4	119.1	179.2
Camco Financial Corp.	CAFI	1,048	9.55	13.50	8.16	69	8.48	7.89	0.47	5.45	77.1	2.32	0.16	0.67	12.37	11.44	6.3	14.3	NA	77.2	83.5
LNB Bancorp Inc.	LNBB	1,019	14.07	16.20	12.42	103	7.98	5.88	0.52	6.37	77.1	1.37	0.24	0.70	11.15	8.03	5.1	20.1	17.8	126.2	175.2
Farmers National Banc Corp.	FMNB	806	6.84	10.85	6.84	89	9.19	9.19	0.81	8.75	67.7	0.32	0.05	0.51	5.71	5.71	9.4	13.4	NA	119.8	119.8
Ohio Valley Banc Corp.	OVBC	783	25.00	25.95	24.15	102	7.85	7.70	0.82	10.35	66.9	NA	0.63	1.52	15.10	14.79	3.0	16.4	NA	165.6	169.0
First Citizens Banc Corp	FCZA	777	13.60	20.20	13.26	73	9.90	6.42	0.83	8.13	69.5	NA	0.48	1.15	14.27	8.90	8.2	11.8	NA	95.3	152.8
Farmers & Merchants Bancorp	FMAO	720	18.90	23.50	18.05	95	12.45	12.45	1.08	8.85	62.8	NA	0.08	1.51	17.65	17.65	3.4	12.5	NA	107.1	107.1
DCB Financial Corp	DCBF	680	15.75	29.58	15.00	59	8.39	8.39	0.02	0.23	65.7	1.72	1.07	0.04	15.35	15.35	4.1	NM	11.7	102.6	102.6
Rurban Financial Corp.	RBNF	561	11.67	13.25	10.10	58	10.57	7.42	0.59	5.62	86.0	1.10	0.04	0.65	11.92	8.00	2.7	18.0	NA	97.9	145.9
LCNB Corp.	LCNB	604	12.00	18.00	11.00	80	9.36	NA	1.07	11.37	69.2	NA	0.04	0.94	8.45	NA	5.2	12.8	NA	142.0	NA
United Bancshares Inc.	UBOH	548	12.57	16.75	12.40	44	8.91	7.58	0.84	9.69	68.0	NA	NA	1.30	13.99	11.74	4.8	9.7	NA	89.9	107.1
NB&T Financial Group Inc.	NBTF	519	20.00	21.85	19.34	64	11.35	NA	0.83	7.55	79.2	NA	0.25	1.39	18.52	NA	5.6	14.4	NA	108.0	NA
Cortland Bancorp	CLDB	499	12.50	19.06	11.20	55	9.77	9.75	0.91	8.71	65.4	0.64	0.10	0.98	11.00	10.98	7.0	12.8	NA	113.6	113.8
Heartland BancCorp	HLAN	477	30.25	36.75	30.25	48	7.98	7.89	0.93	11.92	64.9	NA	0.08	2.76	24.15	23.89	3.8	11.0	NA	125.3	126.6
Croghan Bancshares Inc.	CHBH	455	32.75	40.00	32.25	57	11.71	9.58	1.23	10.60	NA	NA	NA	3.13	NA	NA	3.8	10.5	NA	NA	NA
United Bancorp Inc.	UBCP	451	8.98	11.50	8.28	41	7.51	7.51	0.60	8.12	72.7	NA	0.20	0.57	7.41	7.41	5.8	15.8	NA	121.2	121.2
Middlefield Banc Corp.	MBCN	435	37.25	39.76	36.00	58	8.06	7.09	0.85	10.09	67.5	1.30	0.10	2.17	22.61	19.68	2.6	17.2	NA	164.8	189.3
CSB Bancorp Inc.	CSBB	330	16.00	19.05	15.40	39	10.89	10.89	1.07	9.85	64.7	NA	0.13	1.41	14.60	14.60	4.5	11.3	NA	109.6	109.6
Killbuck Bancshares Inc.	KLIB	332	116.56	116.76	109.00	73	12.46	12.11	1.58	12.93	53.2	0.14	0.03	7.86	65.42	63.32	2.4	14.8	NA	178.2	184.1
National Bancshares Corp.	NBOH	303	17.50	25.57	15.07	39	11.45	9.83	0.42	3.77	82.3	NA	0.03	0.59	15.53	13.10	3.7	29.7	NA	112.7	133.6
Commercial Bancshares Inc.	CMOH	270	26.50	32.00	25.00	30	7.93	NA	0.15	1.80	87.8	1.01	0.40	0.34	18.84	NA	2.9	NM	NA	140.7	NA
Minster Bank	MSOH	253	38.00	42.00	36.00	38	8.56	8.56	1.21	14.65	63.5	0.01	-0.01	NA	NA	NA	0.0	NA	NA	NA	NA
Ohio Legacy Corp	OLCB	185	5.54	13.00	4.03	12	9.37	9.29	-0.68	-8.02	98.6	2.29	1.70	-0.71	7.82	7.74	0.0	NM	NA	70.8	71.6
Ohio Heritage Bancorp Inc.	OHHB	213	69.50	70.50	65.00	24	8.67	8.67	0.57	6.69	68.3	0.32	0.09	3.51	54.46	54.46	0.0	19.8	NA	127.6	127.6
First Citizens National Bank	FSDK	211	106.00	121.00	103.00	34	17.00	16.92	0.83	5.15	70.8	0.50	0.03	5.63	111.64	111.01	2.0	18.8	NA	94.9	95.5
Consumers Bancorp Inc.	CBKM	223	12.00	13.00	10.05	24	8.93	8.66	0.69	7.31	73.9	NA	0.36	0.68	9.78	9.46	2.7	17.6	NA	122.7	126.8
Stifel Nicolaus

REGIONAL BANK SUMMARY
Stifel Nicolaus Financial Services Investment Banking Group

							Operating Information							Per Share Data				Price to
			1/28/08	52 Week				Tang.								Tang.
		Total	Closing			Market	Equity/	Equity/			Effncy	NPAs/	NCOs/	LTM	Book	Book	Div.	LTM	2007E	Book	Tang.
		Assets	Price	High	Low	Cap	Assets	Assets	ROAA	ROAE	Ratio	Assets	Assets	EPS	Value	Value	Yield	EPS	EPS	Value	Book
Institution	Ticker	($MM)	($)	($)	($)	($MM)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($)	($)	($)	(%)	(x)	(x)	(%)	(%)
OHIO BANKS — CONTINUED
Comunibanc Corp.	CBCZ	$201	$22.00	$31.00	$21.00	$18	8.67	8.67	0.42	4.66	79.8	0.63	0.05	$0.98	$21.08	$21.08	0.0	22.4	NA	104.4	104.4
FC Banc Corp.	FCBZ	201	26.80	32.00	26.25	24	9.08	9.08	0.37	4.47	NA	NA	NA	NA	20.43	20.43	0.0	NA	NA	131.2	131.2
Empire Bancshares Inc.	EBSH	169	12.50	20.75	12.50	8	6.72	6.72	0.38	5.41	78.2	1.82	0.13	0.95	17.45	17.45	0.0	13.2	NA	71.6	71.6
FNB Inc.	FIDS	171	25.00	32.00	21.30	17	9.73	9.73	1.05	10.67	66.9	0.03	0.31	2.48	24.10	24.10	4.0	10.1	NA	103.7	103.7
Western Reserve Bancorp	WRBO	158	25.35	44.00	24.00	15	8.60	8.60	0.57	6.47	76.9	0.64	-0.06	1.47	23.59	23.59	0.0	17.2	NA	107.5	107.5
Community National Corp.	CMNC	147	33.00	36.00	33.00	20	9.22	8.91	0.87	9.53	69.9	2.54	0.31	NA	NA	NA	0.9	NA	NA	NA	NA
Ohio State Bancshares Inc.	OSBI	143	77.75	93.35	72.00	14	9.23	8.83	0.19	2.33	88.5	1.50	0.14	NA	NA	NA	0.0	NA	NA	NA	NA
First Bank of Ohio	FBOO	122	580.00	NA	NA	NA	36.86	36.86	1.23	3.25	54.6	0.42	0.18	NA	NA	NA	0.0	NA	NA	NA	NA
Tri-State 1st Banc Inc.	TSEO	104	14.00	17.00	13.55	12	8.62	7.76	0.36	4.15	87.7	0.29	0.13	0.43	10.51	9.37	2.9	32.6	NA	133.2	149.4
Pandora Bancshares Inc.	PDRB	99	65.00	65.00	58.00	9	9.64	9.64	0.56	5.77	82.5	NA	-0.01	NA	72.86	72.86	0.0	NA	NA	89.2	89.2
First National Bk of Wellston	FIWO	86	65.00	67.50	65.00	13	13.53	13.53	0.93	7.08	74.8	0.26	0.15	4.03	58.09	58.09	3.1	16.1	NA	111.9	111.9
BNB Bancorp Inc.	BNBK	78	86.00	86.00	85.00	13	13.27	13.27	0.60	4.52	75.6	0.32	0.01	NA	NA	NA	0.0	NA	NA	NA	NA

OHIO AVERAGE		$10,057				$994	10.23	9.36	0.70	7.06	71.5	0.91	0.26				3.5	16.9	12.2	118.2	135.7
OHIO MEDIAN		$451				$51	9.08	8.58	0.81	7.31	69.9	0.64	0.15				3.7	14.6	11.7	113.6	127.2

WEST VIRGINIA BANKS
United Bankshares Inc.	UBSI	$7,995	$30.11	$37.61	$24.00	$1,302	9.52	5.71	1.28	13.00	47.5	0.26	0.08	$2.16	$17.61	$10.14	3.9	13.9	12.4	171.0	296.9
WesBanco Inc.	WSBC	3,961	21.53	32.79	17.51	573	10.38	7.02	1.11	10.85	60.2	0.36	0.15	2.11	19.94	12.99	5.1	10.2	11.3	108.0	165.7
City Holding Co.	CHCO	2,483	37.25	41.67	30.50	604	11.84	9.72	2.03	16.92	45.5	0.83	0.13	3.02	18.14	14.55	3.3	12.3	12.0	205.3	256.0
Summit Financial Group Inc.	SMMF	1,341	14.23	21.56	13.52	105	6.97	6.26	0.75	11.16	51.4	0.18	0.08	1.31	12.63	11.26	2.4	10.9	8.2	112.7	126.4
Premier Financial Bancorp Inc.	PFBI	547	13.40	16.50	12.10	70	11.97	9.35	1.30	11.28	62.6	0.93	0.04	1.35	12.50	9.48	3.0	9.9	NA	107.2	141.4
First Century Bankshares Inc.	FCBS	432	23.60	28.95	20.80	45	9.38	8.27	1.09	11.73	66.1	NA	0.05	2.35	20.83	18.16	4.6	10.0	NA	113.3	130.0
Highlands Bankshares Inc.	HBSI	380	29.50	34.85	28.75	42	10.38	9.69	1.23	11.93	57.2	0.36	0.09	3.15	27.47	25.45	3.7	9.4	NA	107.4	115.9
Potomac Bancshares Inc.	PTBS	293	12.50	15.99	12.05	43	9.76	9.76	1.32	14.28	59.2	0.18	0.05	1.15	8.38	8.38	3.4	10.9	NA	149.2	149.2
CNB Financial Services Inc.	CBFC	283	65.00	77.00	63.10	30	7.80	7.67	0.91	12.18	65.3	0.34	0.06	5.51	48.48	47.57	1.5	11.8	NA	134.1	136.6
Jefferson Security Bank	JFWV	249	121.45	131.00	120.00	36	NA	NA	0.92	NA	NA	NA	NA	7.50	64.91	64.91	2.0	16.2	NA	187.1	187.1
First Sentry Bancshares Inc.	FTSB	249	28.25	28.25	27.50	30	6.67	6.67	0.76	9.33	48.8	0.37	0.90	1.79	15.71	15.71	2.1	15.8	NA	179.8	179.8
First WV Bancorp Inc.	FWV	256	14.50	20.87	13.65	22	10.24	9.64	0.75	7.36	69.0	1.02	0.03	1.24	17.13	16.03	5.2	11.7	NA	84.6	90.5
MCNB Banks Inc.	MKIN	240	21.00	26.25	20.75	23	9.58	9.58	0.29	2.91	81.8	0.42	0.02	0.62	20.76	20.76	0.0	33.9	NA	101.2	101.2
First National Bankshares Corp	FBSW	225	25.00	25.00	23.00	21	9.46	9.46	1.02	10.92	54.9	0.40	0.39	2.61	24.99	24.99	2.7	9.6	NA	100.0	100.0

WEST VIRGINIA AVERAGE		$1,352				$211	9.53	8.37	1.05	11.07	59.2	0.47	0.16				3.1	13.3	11.0	132.9	155.5
WEST VIRGINIA MEDIAN		$337				$43	9.58	9.35	1.06	11.28	59.2	0.37	0.08				3.2	11.3	11.7	113.0	139.0
Stifel Nicolaus

REGIONAL BANK SUMMARY
Stifel Nicolaus Financial Services Investment Banking Group

							Operating Information							Per Share Data
			1/28/08					Tang.								Tang.		Price to
		Total	Closing	52 Week		Market	Equity/	Equity/			Effncy	NPAs/	NCOs/	LTM	Book	Book	Div.	LTM	2007E	Book	Tang.
		Assets	Price	High	Low	Cap	Assets	Assets	ROAA	ROAE	Ratio	Assets	Assets	EPS	Value	Value	Yield	EPS	EPS	Value	Book
Institution	Ticker	($MM)	($)	($)	($)	($MM)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($)	($)	($)	(%)	(x)	(x)	(%)	(%)
PENNSYLVANIA BANKS
PNC Financial Services Group	PNC	$138,920	$61.70	$76.41	$53.10	$21,040	10.69	NA	1.19	10.53	60.8	0.34	0.14	$4.43	$43.60	NA	4.1	13.9	11.5	141.5	NA
Fulton Financial Corp.	FULT	15,912	12.25	16.26	9.83	2,125	9.89	6.02	1.01	9.98	60.8	0.57	0.06	0.88	9.07	5.30	4.9	13.9	13.6	135.1	231.1
Susquehanna Bancshares Inc.	SUSQ	13,078	20.63	25.76	15.78	1,773	13.22	6.01	0.78	6.66	66.3	0.54	0.11	1.23	20.12	8.44	5.0	16.8	13.4	102.5	244.4
F.N.B. Corp.	FNB	6,088	14.96	18.30	12.52	906	8.94	4.85	1.15	12.89	57.6	0.67	0.21	1.16	8.99	4.67	6.4	12.9	13.2	166.4	320.3
National Penn Bancshares Inc.	NPBC	5,824	16.15	19.42	13.40	837	9.68	5.16	1.16	11.95	56.9	0.26	0.19	1.32	11.49	5.83	4.2	12.2	12.5	140.6	277.0
First Commonwealth Financial	FCF	5,884	11.51	13.25	8.90	842	9.67	6.92	0.80	8.08	64.8	0.96	0.17	0.64	7.78	5.41	5.9	18.0	18.3	147.9	212.8
Harleysville National Corp.	HNBC	3,903	15.62	20.25	13.10	489	8.69	NA	0.79	8.91	61.9	0.54	0.20	0.91	10.83	NA	5.1	17.2	NA	144.2	NA
S&T Bancorp Inc.	STBA	3,421	30.19	36.46	25.78	741	9.85	NA	1.68	16.97	46.9	0.51	0.14	NA	13.73	NA	4.1	NA	12.8	219.9	NA
Sterling Financial Corp.	SLFI	3,280	13.75	23.20	9.25	405	10.08	7.40	1.20	11.83	63.9	0.13	0.10	1.26	11.14	7.94	0.0	10.9	9.2	123.4	173.2
Pennsylvania Commerce Bancorp	COBH	1,979	24.60	33.11	22.35	155	5.68	5.68	0.36	6.59	85.0	0.17	0.04	1.11	17.63	17.63	0.0	22.2	17.8	139.5	139.5
Univest Corp. of Pennsylvania	UVSP	1,973	25.91	28.70	18.00	331	10.07	NA	1.32	13.42	NA	NA	NA	1.98	NA	NA	3.1	13.1	NA	NA	NA
Omega Financial Corp.	OMEF	1,789	29.44	34.49	20.97	373	18.71	10.43	1.17	6.36	63.7	1.28	0.36	1.67	26.43	13.37	4.2	17.6	17.0	111.4	220.2
Royal Bancshares of PA	RBPAA	1,331	9.24	26.30	9.00	102	12.30	12.30	1.47	11.96	47.3	2.26	0.05	1.46	12.18	12.18	6.5	6.3	NA	75.9	75.9
First National Community Bncp	FNCB	1,296	16.75	22.80	12.50	263	NA	NA	1.18	NA	NA	NA	NA	0.94	NA	NA	2.5	17.8	NA	NA	NA
Citizens & Northern Corp.	CZNC	1,284	18.25	23.21	16.85	164	10.73	9.79	0.88	7.52	69.0	NA	0.04	1.19	15.34	13.85	5.3	15.3	NA	119.0	131.8
Leesport Financial Corp.	FLPB	1,125	17.00	23.64	16.00	96	9.48	5.87	0.70	7.15	75.4	0.39	0.12	1.32	18.84	11.23	4.7	12.9	NA	90.2	151.4
Republic First Bancorp Inc.	FRBK	1,018	6.77	12.09	4.31	70	7.87	7.87	0.71	8.86	64.5	2.55	0.11	NA	7.76	7.76	0.0	NA	11.7	87.3	87.3
ACNB Corp.	ACNB	1,006	14.80	19.16	13.85	89	8.16	NA	0.77	9.59	72.0	0.40	0.00	1.25	13.70	NA	5.4	11.8	NA	108.0	NA
First Chester County Corp.	FCEC	924	17.25	21.35	17.10	89	7.17	7.17	0.84	11.74	77.7	0.11	0.02	1.45	12.83	12.83	3.2	11.9	NA	134.5	134.5
AmeriServ Financial Inc.	ASRV	905	2.91	4.81	2.10	65	9.98	8.52	0.34	3.51	87.7	NA	0.13	0.14	4.07	3.42	0.0	20.8	NA	71.5	85.1
Bryn Mawr Bank Corp.	BMTC	895	19.61	25.34	19.00	167	9.93	9.93	1.67	16.18	62.7	0.10	0.05	1.60	10.43	10.43	2.7	12.3	12.3	188.0	188.0
Orrstown Financial Services	ORRF	885	29.50	35.60	28.00	189	10.86	8.66	1.50	13.63	NA	NA	NA	1.95	NA	NA	2.8	15.1	NA	NA	NA
CNB Financial Corp.	CCNE	832	13.25	15.00	12.06	113	8.35	7.11	1.16	12.95	62.1	NA	0.10	1.05	8.11	6.81	4.8	12.6	NA	163.4	194.6
Franklin Financial Services	FRAF	820	24.50	27.50	23.70	94	NA	NA	1.14	NA	NA	NA	NA	NA	NA	NA	4.2	NA	NA	NA	NA
IBT Bancorp Inc.	IRW	774	28.60	28.90	15.30	167	8.13	8.13	1.04	12.56	61.8	NA	NA	1.31	10.74	10.74	3.5	21.8	NA	266.3	266.3
Ephrata National Bank	EPNB	634	26.25	34.95	26.20	75	NA	NA	0.82	NA	70.7	NA	NA	1.77	NA	NA	4.7	14.8	NA	NA	NA
Penns Woods Bancorp Inc.	PWOD	628	30.25	36.25	29.66	117	11.23	10.80	1.49	12.14	58.8	NA	0.03	2.28	18.21	17.43	6.1	13.3	NA	166.1	173.6
FNB Bancorp Inc.	FBIP	594	155.00	160.00	149.75	142	13.13	13.13	1.31	10.20	59.3	0.51	0.01	8.55	84.92	84.92	2.0	18.1	NA	182.5	182.5
QNB Corp.	QNBC	610	21.00	27.25	18.26	66	8.73	NA	0.50	5.92	67.6	NA	0.02	0.97	16.99	NA	4.2	21.6	NA	123.6	NA
Codorus Valley Bancorp Inc.	CVLY	595	16.41	19.95	15.00	61	8.14	8.08	1.10	13.97	69.5	NA	-0.14	1.72	12.95	12.84	3.4	9.5	NA	126.7	127.8
Fidelity D & D Bancorp Inc.	FDBC	587	26.50	40.00	25.20	55	9.40	9.40	0.80	8.65	73.1	NA	0.10	2.23	26.62	26.62	3.8	11.9	NA	99.5	99.5
Penseco Financial Services	PFNS	590	37.00	42.00	34.05	79	11.82	11.82	1.13	9.66	71.9	0.07	0.01	3.05	32.45	32.45	4.0	12.1	NA	114.0	114.0
Citizens Financial Services	CZFS	591	21.50	24.26	18.25	61	8.21	6.80	1.16	14.62	63.7	NA	0.01	2.37	17.30	14.12	4.3	9.1	NA	124.3	152.3
Tower Bancorp Inc.	TOBC	562	38.75	44.75	38.00	90	13.96	11.07	1.25	8.71	65.3	NA	0.06	3.00	33.76	25.90	2.9	12.9	NA	114.8	149.6
Comm Bancorp Inc.	CCBP	549	45.94	52.60	42.90	81	9.90	9.85	1.24	12.94	58.3	1.00	0.06	3.87	31.01	30.81	2.4	11.9	NA	148.1	149.1
First Keystone Corp.	FKYS	552	15.70	21.75	15.25	71	9.60	9.38	1.14	11.39	54.4	0.24	0.01	1.32	11.71	11.42	5.6	11.9	NA	134.1	137.5
DNB Financial Corp.	DNBF	513	15.00	19.52	14.50	39	6.05	5.99	0.35	5.72	90.8	0.17	0.07	0.66	11.93	11.81	3.3	22.7	NA	125.7	127.0
Mid Penn Bancorp Inc.	MBP	509	24.25	27.10	20.95	85	NA	NA	0.90	NA	NA	NA	NA	1.28	NA	NA	3.3	18.9	NA	NA	NA
American Bank Inc.	AMBK	504	7.50	8.91	6.75	43	6.26	6.26	0.78	11.59	61.1	NA	0.02	0.67	5.54	5.54	2.7	11.2	NA	135.4	135.4
Union National Financial Corp.	UNNF	493	9.90	18.25	9.55	25	5.82	5.82	0.19	3.27	90.1	0.65	0.04	0.36	11.28	11.28	2.4	27.5	NA	87.8	87.8
Norwood Financial Corp.	NWFL	481	29.55	33.75	28.90	81	11.61	11.58	1.39	12.09	53.0	0.03	0.01	2.34	20.27	20.21	3.4	12.6	NA	145.8	146.2
Stifel Nicolaus

REGIONAL BANK SUMMARY
Stifel Nicolaus Financial Services Investment Banking Group

							Operating Information							Per Share Data
			1/28/08					Tang.								Tang.		Price to
		Total	Closing	52 Week		Market	Equity/	Equity/			Effncy	NPAs/	NCOs/	LTM	Book	Book	Div.	LTM	2007E	Book	Tang.
		Assets	Price	High	Low	Cap	Assets	Assets	ROAA	ROAE	Ratio	Assets	Assets	EPS	Value	Value	Yield	EPS	EPS	Value	Book
Institution	Ticker	($MM)	($)	($)	($)	($MM)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($)	($)	($)	(%)	(x)	(x)	(%)	(%)
PENNSYLVANIA BANKS — CONTINUED
Somerset Trust Holding Company	SOME	$468	$14.95	$19.00	$14.40	$37	8.13	8.13	0.83	9.85	74.3	1.36	0.19	$1.53	$15.54	$15.54	3.5	9.8	NA	96.2	96.2
Kish Bancorp Inc.	KISB	449	76.90	88.00	75.50	41	6.56	6.20	0.95	11.97	67.0	0.50	0.04	NA	55.56	52.32	4.2	NA	NA	138.4	147.0
Dimeco Inc.	DIMC	434	48.00	49.50	42.00	73	9.19	9.19	1.57	17.65	48.5	NA	0.05	4.34	26.23	26.23	2.7	11.1	NA	183.0	183.0
Juniata Valley Financial Corp.	JUVF	420	20.50	23.75	19.50	90	NA	NA	1.28	NA	NA	NA	NA	1.23	NA	NA	3.5	16.7	NA	NA	NA
Peoples Financial Services	PFIS	434	23.75	31.50	23.75	75	NA	NA	1.17	NA	NA	NA	NA	NA	NA	NA	3.2	NA	NA	NA	NA
Honat Bancorp	HONT	422	360.00	394.00	335.00	94	10.54	10.54	1.49	13.93	52.4	0.91	0.01	22.56	170.33	170.33	0.8	16.0	NA	211.4	211.4
Allegheny Valley Bancorp Inc.	AVLY	376	59.00	74.50	58.00	58	11.31	9.11	1.05	9.86	65.7	1.69	-0.01	3.83	43.10	33.89	3.9	15.4	NA	136.9	174.1
CB Financial Services Inc.	CBFV	378	17.45	18.00	15.25	42	NA	NA	1.07	NA	NA	NA	NA	1.62	13.53	NA	3.3	10.8	NA	129.0	NA
Northumberland Bancorp	NUBC	359	22.50	30.00	21.25	31	7.33	7.33	0.50	6.84	65.5	0.14	0.05	1.27	19.40	19.40	1.6	17.7	NA	116.0	116.0
CBT Financial Corp.	CBTC	348	20.50	28.40	20.00	20	6.82	3.59	0.24	3.70	70.5	1.08	0.75	0.86	23.84	12.14	5.9	23.8	NA	86.0	168.9
Commercial National Financial	CNAF	368	19.00	20.52	15.00	58	10.46	10.35	0.88	8.25	71.0	NA	0.01	1.01	12.70	12.55	4.2	18.8	NA	149.6	151.4
Mauch Chunk Trust Finl Corp	MCHT	296	10.05	16.95	10.05	31	7.55	7.55	0.35	4.80	75.6	0.26	0.02	NA	NA	NA	2.8	NA	NA	NA	NA
Columbia Financial Corp.	CLBF	315	15.00	17.50	14.06	21	6.76	5.34	0.67	9.91	70.3	0.39	0.02	1.41	14.88	11.58	4.4	10.6	NA	100.8	129.5
Emclaire Financial Corp.	EMCF	301	26.15	31.00	23.50	33	8.23	7.79	0.70	8.72	74.9	0.34	0.06	1.65	19.53	18.41	4.9	15.8	NA	133.9	142.0
Iron & Glass Bancorp	IRGB	300	53.00	55.50	48.00	59	12.65	12.44	1.21	9.90	55.1	0.44	0.12	3.24	34.05	33.40	2.3	16.4	NA	155.7	158.7
First Community Finl Corp.	FMFP	297	30.50	NA	NA	43	7.03	NA	0.72	10.26	71.7	NA	0.01	1.47	14.93	NA	1.6	20.7	NA	204.3	NA
Mars National Bank	MNBP	281	490.00	500.00	440.00	39	11.59	11.59	0.92	7.98	66.2	0.72	0.06	31.37	407.79	407.79	0.0	15.6	NA	120.2	120.2
MNB Corporation	MNBC	257	24.50	33.81	24.50	28	9.69	9.69	0.28	3.05	113.1	0.24	0.01	0.66	21.72	21.72	3.6	37.1	NA	112.8	112.8
Jonestown Bank and Trust	JNES	259	28.00	28.00	24.87	42	9.51	9.51	1.06	10.76	60.3	0.08	0.08	1.69	16.42	16.42	2.9	16.6	NA	170.5	170.5
CCFNB Bancorp Inc.	CCFN	254	24.30	29.00	24.25	30	12.28	12.28	1.05	8.44	64.2	NA	0.04	2.07	25.38	25.38	3.5	11.7	NA	95.7	95.7
Woodlands Fnl Service Co	WDFN	247	36.15	49.97	36.10	26	8.24	8.24	0.74	9.50	73.1	0.62	0.10	2.42	28.30	28.30	2.8	14.9	NA	127.7	127.7
Neffs Bancorp Inc.	NEFB	226	270.00	270.00	256.00	52	18.03	18.03	1.25	6.64	46.2	0.02	0.01	13.88	213.74	213.74	1.5	19.5	NA	126.3	126.3
Community Bankers’ Corporation	CTYP	205	13.00	14.00	11.75	28	8.04	7.87	0.76	9.10	66.4	1.43	0.23	0.68	5.89	5.76	3.4	19.1	NA	220.7	225.7
Peoples Ltd.	PPLL	196	62.00	62.00	56.00	25	6.98	6.94	0.76	10.94	71.3	0.63	0.01	3.51	33.30	33.12	2.6	17.7	NA	186.2	187.2
Luzerne National Bank Corp.	LUZR	200	44.00	44.50	38.30	30	9.78	9.78	1.15	11.49	70.0	0.25	0.00	NA	NA	NA	1.4	NA	NA	NA	NA
Muncy Bank Financial	MYBF	194	26.85	34.25	26.30	20	10.13	10.13	1.09	10.89	59.8	0.25	0.00	2.68	26.01	26.01	3.9	10.0	NA	103.2	103.2
Lawrence Keister & Co.	SDLJ	168	705.00	705.00	705.00	37	22.63	22.63	0.90	4.09	64.6	1.27	0.00	NA	NA	NA	0.0	NA	NA	NA	NA
Fleetwood Bank Corp.	FLEW	153	72.00	83.00	72.00	19	10.76	10.76	0.61	5.94	81.4	0.51	0.00	3.58	61.44	61.44	2.6	20.1	NA	117.2	117.2
Allegiance Bk of N Am	ABPA	148	3.15	5.20	3.05	15	15.32	15.32	-0.53	-3.08	106.8	3.11	-0.01	-0.16	4.69	4.69	0.0	NM	NA	67.2	67.2
Union Bancorp Inc.	UBPT	126	23.75	24.05	22.25	12	10.47	10.16	0.59	6.06	78.7	2.21	0.31	1.51	26.04	25.17	2.9	15.7	NA	91.2	94.4
GNB Financial Services Inc	GNBF	117	56.50	NA	NA	25	12.30	12.30	1.30	10.68	45.8	0.00	0.04	3.26	32.04	32.04	0.8	17.3	NA	176.3	176.3
JTNB Bancorp Inc.	JTNB	118	15.75	18.10	13.67	13	10.35	10.35	0.62	5.84	75.1	0.18	0.01	NA	14.40	14.40	0.0	NA	NA	109.4	109.4
UNB Corp.	UNPA	102	111.00	137.00	111.00	6	9.36	9.36	0.30	3.18	87.5	0.03	0.00	5.22	162.97	162.97	1.8	21.3	NA	68.1	68.1
First Resource Bk	FRSB	89	7.05	9.76	7.00	8	10.26	10.26	0.83	7.41	85.6	1.03	0.00	0.53	7.60	7.60	0.0	13.3	NA	92.8	92.8
Clarion County Community Bk	CCYY	61	10.20	10.40	8.25	15	12.79	12.79	-0.01	-0.10	94.6	0.09	0.01	-0.01	5.30	5.30	0.0	NM	NA	192.5	192.5
Citizens NB of Meyersdale	CZNS	55	153.00	164.00	146.00	8	15.22	15.22	0.54	3.72	76.8	0.55	0.01	5.84	161.52	161.52	2.5	26.2	NA	94.7	94.7

PENNSYLVANIA AVERAGE		$3,033				$443	10.12	9.34	0.91	9.13	68.5	0.66	0.07				3.1	15.9	13.6	133.6	150.4
PENNSYLVANIA MEDIAN		$504				$65	9.82	9.36	0.92	9.63	66.3	0.50	0.04				3.3	15.4	13.0	127.2	142.0
Stifel Nicolaus

REGIONAL BANK SUMMARY
Stifel Nicolaus Financial Services Investment Banking Group

							Operating Information							Per Share Data
			1/28/08					Tang.								Tang.		Price to
		Total	Closing	52 Week		Market	Equity/	Equity/	Core	Core	Effncy	NPAs/	NCOs/	LTM	Book	Book	Div.	LTM	2007E	Book	Tang.
		Assets	Price	High	Low	Cap	Assets	Assets	ROAA	ROAE	Ratio	Assets	Asset	EPS	Value	Value	Yield	EPS	EPS	Value	Book
Institution	Ticker	($MM)	($)	($)	($)	($MM)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($)	($)	($)	(%)	(x)	(x)	(%)	(%)
ILLINOIS THRIFTS
BankFinancial Corp	BFIN	$1,505	$15.78	$17.98	$13.01	$355	20.18	18.51	0.48	2.34	80.8	0.65	0.07	$0.36	$13.45	$12.09	1.8	NM	39.5	117.3	130.5
First Clover Leaf Fin Corp.	FCLF	378	10.10	12.00	9.40	86	23.58	21.28	0.68	2.78	54.4	0.58	0.00	0.30	10.31	9.03	2.4	33.7	NA	98.0	111.8
First BancTrust Corp.	FBTC	303	9.75	12.25	9.03	22	8.73	8.36	0.40	4.61	81.4	0.57	0.28	0.57	11.87	11.32	2.5	17.1	NA	82.1	86.1
Jacksonville Bancorp (MHC)	JXSB	289	9.00	13.70	9.00	18	7.83	6.94	0.23	2.87	89.9	NA	0.09	0.31	NA	NA	3.3	29.0	NA	NA	NA
AJS Bancorp Inc. (MHC)	AJSB	248	20.00	27.25	17.00	41	11.25	11.25	0.27	2.47	82.2	0.38	0.10	0.34	13.72	13.72	2.2	NM	NA	145.8	145.8
Park Bancorp Inc.	PFED	219	23.42	35.00	22.01	28	13.92	13.92	0.12	0.88	103.6	1.46	0.00	0.22	25.90	25.90	3.1	NM	NA	90.4	90.4
Ottawa Savings Bancorp (MHC)	OTTW	207	11.50	13.85	9.50	26	10.36	10.36	0.71	7.16	95.7	0.75	-0.99	0.71	9.66	9.66	1.7	16.2	NA	119.0	119.0
Allied First Bancorp Inc.	AFBA	163	12.15	16.85	12.10	6	6.57	6.27	0.03	0.38	94.1	0.72	0.11	0.09	20.89	19.87	0.0	NM	NA	58.2	61.1
Great American Bancorp	GTPS	144	31.50	34.50	30.00	19	11.27	10.97	0.82	7.45	77.8	NA	0.00	1.79	26.45	25.66	1.5	17.6	NA	119.1	122.8
East Side Financial Inc.	ESDF	139	39.00	39.00	37.00	11	8.87	8.87	0.32	3.59	82.8	0.03	NA	1.55	44.79	44.79	0.5	25.2	NA	87.1	87.1
Royal Financial Inc.	RYFL	125	13.65	17.75	12.55	35	24.96	24.96	-1.21	-4.92	120.7	0.00	0.00	-0.66	12.23	12.23	0.0	NM	NA	111.6	111.6
Midland Capital Holdings Corp.	MCPH	125	31.03	43.50	27.00	12	11.09	11.09	0.53	4.89	82.3	0.41	0.00	1.79	37.07	37.07	3.1	17.3	NA	83.7	83.7
Washington Fed Bank for Svgs	WFBS	75	19.00	NA	NA	3	9.67	9.67	1.06	11.43	65.0	0.00	0.00	NA	NA	NA	0.0	NA	NA	NA	NA
Mutual Federal Bncp Inc. (MHC)	MFDB	74	11.55	14.00	10.05	42	37.35	37.35	0.60	1.59	76.4	0.35	0.00	0.12	7.68	7.68	0.0	NM	NA	150.4	150.4
West Town Bancorp Inc.	WTWN	58	14.00	15.25	13.75	3	6.07	6.07	0.21	3.46	88.7	2.04	-0.02	0.56	16.29	16.29	0.0	25.0	NA	85.9	85.9

ILLINOIS AVERAGE		$270				$47	14.11	13.72	0.35	3.40	85.1	0.61	-0.03				1.5	22.6	39.5	103.7	106.6
ILLINOIS MEDIAN		$163				$22	11.09	10.97	0.40	2.87	82.3	0.57	0.00				1.7	21.3	39.5	98.0	111.6

KENTUCKY THRIFTS
HopFed Bancorp Inc.	HFBC	$808	$14.01	$16.36	$13.02	$50	6.90	6.01	0.53	7.74	71.4	NA	0.07	$1.15	$15.54	$13.41	3.4	12.2	11.3	90.2	104.5
Kentucky First Federal (MHC)	KFFB	266	9.85	10.59	9.50	80	22.85	18.23	0.30	1.31	75.4	NA	NA	0.10	7.86	5.91	4.1	NM	NA	125.3	166.7
CKF Bancorp Inc.	CKFB	150	11.80	16.15	11.50	16	10.63	9.97	0.65	6.19	59.7	1.26	0.37	0.79	12.32	11.47	6.1	14.9	NA	95.8	102.9
Community First Bancorp Inc.	CFBC	80	10.00	10.50	6.46	3	4.30	4.30	-0.73	-18.48	122.3	0.45	0.06	NA	NA	NA	0.0	NA	NA	NA	NA

KENTUCKY AVERAGE		$326				$37	11.17	9.63	0.19	-0.81	82.2	0.86	0.17				3.4	13.6	NM	103.8	124.7
KENTUCKY MEDIAN		$208				$33	8.77	7.99	0.42	3.75	73.4	0.86	0.07				3.7	13.6	NM	95.8	104.5
Stifel Nicolaus

REGIONAL BANK SUMMARY
Stifel Nicolaus Financial Services Investment Banking Group

							Operating Information							Per Share Data
			1/28/08					Tang.								Tang.		Price to
		Total	Closing	52 Week		Market	Equity/	Equity/	Core	Core	Effncy	NPAs/	NCOs/	LTM	Book	Book	Div.	LTM	2007E	Book	Tang.
		Assets	Price	High	Low	Cap	Assets	Assets	ROAA	ROAE	Ratio	Assets	Asset	EPS	Value	Value	Yield	EPS	EPS	Value	Book
Institution	Ticker	($MM)	($)	($)	($)	($MM)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($)	($)	($)	(%)	(x)	(x)	(%)	(%)
INDIANA THRIFTS
CFS Bancorp Inc.	CITZ	$1,169	$13.82	$15.15	$13.04	$149	11.08	10.99	0.57	5.46	77.5	2.89	0.08	$0.67	$12.05	$11.93	3.5	20.6	NA	114.7	115.8
MutualFirst Financial Inc.	MFSF	967	13.01	20.98	12.51	56	9.08	7.62	0.42	4.62	79.8	1.20	0.20	0.97	20.42	16.87	4.6	13.4	12.5	63.7	77.1
Lincoln Bancorp	LNCB	889	13.90	20.43	13.21	74	11.10	8.42	0.18	1.61	89.4	NA	0.06	0.32	18.58	13.67	4.0	NM	NA	74.8	101.7
NorthWest Indiana Bancorp	NWIN	623	25.05	31.50	23.10	70	8.32	8.32	0.95	11.58	64.7	1.16	0.03	2.11	18.44	18.44	5.7	11.9	NA	135.8	135.8
MFB Corp.	MFBC	510	34.54	36.00	24.40	45	8.04	7.34	0.65	8.08	84.4	1.02	0.13	2.45	31.25	28.29	2.2	14.1	NA	110.5	122.1
Peoples Bancorp	PFDC	469	14.84	20.20	14.01	46	13.22	12.78	0.57	4.44	73.8	0.67	0.03	0.89	19.97	19.20	5.1	16.7	NA	74.3	77.3
First Capital Inc.	FCAP	447	16.25	18.25	15.16	46	10.10	8.93	0.78	7.90	65.2	1.36	0.13	1.25	15.98	13.95	4.2	13.0	NA	101.7	116.5
Ameriana Bancorp	ASBI	422	9.19	13.01	7.01	27	7.94	7.76	0.06	0.73	100.0	1.27	-0.32	0.10	11.22	11.03	1.7	NM	NA	81.9	83.3
United Community Bancorp (MHC)	UCBA	378	10.37	12.75	8.50	86	16.19	16.19	0.42	2.53	76.0	1.37	0.05	0.20	7.33	7.33	3.1	NM	NA	141.5	141.5
First Bancorp of Indiana Inc.	FBEI	368	12.00	18.95	11.10	22	9.34	7.57	0.15	1.62	85.9	NA	NA	0.30	NA	NA	5.0	40.0	NA	NA	NA
LSB Financial Corp.	LSBI	345	18.92	27.49	18.13	29	10.10	10.10	0.75	7.75	61.7	4.40	0.19	1.70	22.24	22.24	5.3	11.1	NA	85.1	85.1
River Valley Bancorp	RIVR	350	16.50	20.00	13.75	27	7.34	7.33	0.65	8.98	NA	NA	NA	1.36	15.71	15.69	5.1	12.1	NA	105.0	105.2
FFW Corp.	FFWC	308	24.05	26.00	23.00	28	8.34	7.97	0.87	10.31	64.3	0.89	0.22	2.12	21.91	20.85	3.5	11.3	NA	109.8	115.3
Blue River Bancshares Inc.	BRBI	241	5.00	6.60	1.49	17	7.66	6.36	0.52	6.74	78.4	NA	NA	0.35	5.36	4.39	2.2	14.3	NA	93.3	113.9
Northeast Indiana Bancorp	NIDB	234	12.55	16.50	12.50	17	9.82	9.61	0.14	1.40	84.2	1.89	0.76	0.25	17.39	16.98	5.3	NM	NA	72.2	73.9
Fidelity Federal Bancorp	FDLB	222	25.00	25.00	18.50	21	7.00	7.00	0.40	5.88	81.1	NA	-0.08	1.09	18.46	18.46	4.0	22.9	NA	135.4	135.4
AMB Financial Corp.	AMFC	175	9.75	15.75	9.50	10	7.70	7.70	0.03	0.34	95.6	1.89	0.05	0.05	13.67	13.67	3.7	NM	NA	71.3	71.3
Mid-Southern Savings Bank(MHC)	MSVB	164	15.10	20.99	14.85	22	10.67	10.67	0.49	4.62	70.7	0.28	0.05	0.54	11.88	11.88	3.5	28.0	NA	127.1	127.1
Logansport Financial Corp.	LOGN	154	13.70	18.00	13.35	12	11.51	11.51	0.41	3.82	70.0	0.87	0.36	0.75	20.39	20.39	4.4	18.3	NA	67.2	67.2
Third Century Bancorp	TDCB	134	9.20	12.05	8.50	14	13.87	13.87	0.19	1.40	90.0	0.72	0.10	0.18	11.82	11.82	1.7	NM	NA	77.8	77.8
DSA Financial Corp.	DSFN	111	10.55	14.25	10.55	18	14.93	14.93	0.44	3.18	83.4	NA	NA	0.29	NA	NA	4.0	36.4	NA	NA	NA
Home Financial Bancorp	HWEN	74	4.05	5.50	4.00	6	10.19	10.19	0.20	2.08	77.6	3.29	0.24	0.12	5.51	5.51	3.0	33.8	NA	73.5	73.5

INDIANA AVERAGE		$398				$38	10.16	9.69	0.45	4.78	78.7	1.57	0.13				3.9	19.9	12.5	95.8	100.8
INDIANA MEDIAN		$347				$27	9.96	8.68	0.43	4.53	78.4	1.24	0.09				4.0	15.5	12.5	89.2	103.4

WEST VIRGINIA THRIFTS
Sistersville Bancorp Inc.	SVBC	$52	$26.00	$28.75	$15.25	$10	15.87	15.87	0.46	2.98	73.6	0.00	0.01	NA	NA	NA	2.1	NA	NA	NA	NA

WEST VIRGINIA AVERAGE		NM				NM	NM	NM	NM	NM	NM	NM	NM				NM	NM	NM	NM	NM
WEST VIRGINIA MEDIAN		NM				NM	NM	NM	NM	NM	NM	NM	NM				NM	NM	NM	NM	NM
Stifel Nicolaus

REGIONAL BANK SUMMARY
Stifel Nicolaus Financial Services Investment Banking Group

							Operating Information							Per Share Data
			1/28/08					Tang.								Tang.		Price to
		Total	Closing	52 Week		Market	Equity/	Equity/	Core	Core	Effncy	NPAs/	NCOs/	LTM	Book	Book	Div.	LTM	2007E	Book	Tang.
		Assets	Price	High	Low	Cap	Assets	Assets	ROAA	ROAE	Ratio	Assets	Asset	EPS	Value	Value	Yield	EPS	EPS	Value	Book
Institution	Ticker	($MM)	($)	($)	($)	($MM)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($)	($)	($)	(%)	(x)	(x)	(%)	(%)
OHIO THRIFTS
TFS Financial Corp (MHC)	TFSL	$10,278	$11.42	$13.20	$10.43	$3,795	19.32	19.25	0.27	1.76	81.0	1.20	0.05	NA	$5.98	$5.95	0.0	NA	67.2	191.0	191.9
First Place Financial Corp.	FPFC	$3,304	$14.58	$23.89	$9.85	$239	9.45	6.42	0.48	4.68	62.1	1.69	0.27	$0.89 $	19.01	$12.50	4.7	16.4	17.0	76.7	116.6
United Community Finl Corp.	UCFC	2,742	6.01	12.50	4.28	181	10.10	8.94	0.62	5.90	68.4	4.05	0.17	0.58	9.21	8.05	6.3	10.4	NA	65.3	74.7
First Defiance Financial	FDEF	1,609	20.52	30.00	17.30	145	10.31	8.00	0.90	8.48	66.4	0.73	0.12	1.96	23.51	17.79	5.1	10.5	11.4	87.3	115.3
Peoples Community Bancorp Inc.	PCBI	902	14.25	18.43	13.01	69	9.36	6.40	-0.42	-4.81	66.7	2.14	1.95	-0.88	17.46	11.56	0.0	NM	NA	81.6	123.3
PVF Capital Corp.	PVFC	876	10.48	16.14	9.33	81	8.22	8.22	0.32	4.05	79.3	NA	NA	0.37	NA	NA	2.8	28.3	NA	NA	NA
Wayne Savings Bancshares	WAYN	401	11.23	14.63	10.09	35	8.64	8.11	0.51	5.91	76.6	0.55	NA	0.66	11.09	10.35	4.3	17.0	NA	101.3	108.5
Perpetual Federal Savings Bank	PFOH	336	17.50	28.00	17.05	43	16.66	16.66	0.80	5.00	39.7	NA	0.56	1.13	NA	NA	5.7	15.5	NA	NA	NA
First Franklin Corp.	FFHS	320	7.72	18.19	6.33	13	8.01	8.01	0.28	3.51	89.2	NA	0.04	0.54	15.26	15.26	4.7	14.3	NA	50.6	50.6
Cheviot Financial (MHC)	CHEV	319	10.00	13.75	7.85	90	21.29	21.29	0.29	1.32	82.8	NA	NA	0.10	NA	NA	3.2	NM	NA	NA	NA
Central Federal Corp.	CFBK	271	4.48	7.52	3.75	20	9.98	9.98	-0.09	-0.80	90.5	0.11	0.00	-0.05	6.11	6.11	4.5	NM	NA	73.3	73.3
ASB Financial Corp.	ASBN	210	15.40	21.00	14.00	24	8.41	NA	0.73	8.82	70.2	NA	NA	0.96	NA	NA	4.7	16.0	NA	NA	NA
FFD Financial Corp.	FFDF	176	14.75	18.51	13.61	16	10.44	10.44	0.90	8.61	61.8	NA	NA	1.43	NA	NA	4.5	10.3	NA	NA	NA
Home Loan Financial Corp.	HLFN	160	12.80	15.80	12.80	19	11.66	11.66	0.56	5.05	67.3	NA	NA	0.59	12.49	12.49	6.3	21.7	NA	102.5	102.5
Community Investors Bancorp	CIBN	148	9.50	15.00	9.50	8	7.36	7.36	0.07	0.92	93.7	NA	NA	0.11	NA	NA	4.4	NM	NA	NA	NA
Peoples-Sidney Financial Corp.	PSFC	137	10.50	14.50	10.05	14	11.43	11.43	0.64	5.73	68.8	NA	NA	0.67	11.46	11.46	6.1	15.7	NA	91.6	91.6
Home City Financial Corp.	HCFL	138	10.90	16.49	10.15	9	9.69	9.57	0.39	4.05	77.2	NA	0.36	0.67	16.60	16.37	4.4	16.3	NA	65.7	66.6
Greenville Federal Finl (MHC)	GVFF	129	8.68	10.65	8.10	20	17.67	17.67	0.53	2.99	80.0	NA	NA	0.31	9.90	9.90	3.2	28.0	NA	87.7	87.7
Indian Village Bancorp Inc.	IDVB	98	13.06	21.25	13.05	6	8.04	8.04	-0.52	-6.74	98.4	2.90	NA	-1.29	18.79	18.79	0.0	NM	NA	69.5	69.5
First Niles Financial Inc.	FNFI	100	7.50	12.45	7.01	10	15.68	15.68	0.64	3.85	88.9	3.00	0.00	0.45	11.28	11.28	8.5	16.7	NA	66.5	66.5

OHIO AVERAGE		$1,133				$242	11.59	11.22	0.40	3.41	75.5	1.82	0.35				4.2	16.9	31.8	86.5	95.6
OHIO MEDIAN		$295				$22	10.04	9.57	0.50	4.05	76.9	1.69	0.14				4.5	16.2	17.0	79.2	89.6

MICHIGAN THRIFTS
Flagstar Bancorp Inc.	FBC	$16,565	$8.97	$14.93	$5.06	$541	4.40	4.40	-0.01	-0.29	80.7	1.33	0.14	-$0.05 $	12.09	$12.09	2.2	NM	-40.8	74.2	74.2
Citizens First Bancorp Inc.	CTZN	1,824	11.86	28.54	10.80	94	9.57	8.96	0.29	2.87	71.5	NA	0.18	0.63	21.94	20.40	3.0	18.8	NA	54.1	58.1
Sturgis Bancorp	STBI	347	14.65	15.90	12.75	33	7.97	6.57	1.00	11.93	65.7	NA	0.10	1.43	12.20	9.90	3.3	10.2	NA	120.1	148.0
Monarch Community Bancorp Inc	MCBF	279	10.00	12.86	8.62	25	13.98	10.63	0.61	4.32	71.2	0.82	0.43	0.73	NA	NA	3.2	13.7	NA	NA	NA
First Fed of N Michigan Bncp	FFNM	263	8.05	9.33	5.21	23	12.89	11.67	-0.04	-0.31	92.2	1.56	0.09	-0.03	11.73	10.47	2.5	NM	NA	68.6	76.9

MICHIGAN AVERAGE		$3,856				$143	9.76	8.45	0.37	3.70	76.3	1.24	0.19				2.8	14.3	-40.8	79.2	89.3
MICHIGAN MEDIAN		$347				$33	9.57	8.96	0.29	2.87	71.5	1.33	0.14				3.0	13.7	-40.8	71.4	75.5
Stifel Nicolaus

REGIONAL BANK SUMMARY
Stifel Nicolaus Financial Services Investment Banking Group

							Operating Information							Per Share Data
			1/28/08					Tang.								Tang.		Price to
		Total	Closing	52 Week		Market	Equity/	Equity/	Core	Core	Effncy	NPAs/	NCOs/	LTM	Book	Book	Div.	LTM	2007E	Book	Tang.
		Assets	Price	High	Low	Cap	Assets	Assets	ROAA	ROAE	Ratio	Assets	Asset	EPS	Value	Value	Yield	EPS	EPS	Value	Book
Institution	Ticker	($MM)	($)	($)	($)	($MM)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($)	($)	($)	(%)	(x)	(x)	(%)	(%)
PENNSYLVANIA THRIFTS
Sovereign Bancorp Inc.	SOV	$84,746	$11.16	$26.70	$8.71	$5,372	8.25	3.95	-1.62	-15.40	59.2	0.43	0.17	-$2.85	$14.12	$6.23	0.0	NM	11.5	79.0	179.1
Northwest Bancorp Inc. (MHC)	NWSB	6,664	26.84	30.03	23.50	1,304	9.20	6.63	0.73	8.18	61.5	0.87	0.10	1.00	12.62	8.84	3.3	26.8	23.3	212.7	303.6
KNBT Bancorp Inc.	KNBT	2,873	16.49	18.00	12.66	437	12.17	7.88	0.62	5.04	69.6	0.15	0.03	0.69	13.81	8.51	2.9	23.9	22.9	119.4	193.8
ESB Financial Corp.	ESBF	1,880	10.08	11.50	9.55	125	7.07	4.84	0.40	6.00	68.0	NA	NA	0.62	10.71	7.16	4.0	16.3	NA	94.1	140.8
Parkvale Financial Corp.	PVSA	1,829	26.46	31.05	24.66	144	7.00	5.41	0.75	10.62	56.5	0.51	0.08	2.45	23.46	17.82	3.3	10.8	10.4	112.8	148.5
Willow Financial Bncp Inc.	WFBC	1,575	8.60	13.89	7.50	134	13.10	6.64	0.50	3.69	77.4	NA	0.25	0.51	NA	NA	5.3	16.9	16.9	NA	NA
Abington Bancorp Inc	ABBC	1,081	9.14	12.74	8.50	223	22.85	22.85	0.67	4.19	65.3	0.46	0.00	0.28	10.10	10.10	2.0	32.6	30.5	90.5	90.5
Harleysville Savings Financial	HARL	792	13.65	17.97	10.55	51	5.97	5.97	0.43	6.81	69.8	NA	0.00	0.87	12.67	12.67	5.0	15.7	NA	107.7	107.7
Fidelity Bancorp Inc.	FSBI	725	16.00	19.50	12.69	48	6.48	6.13	0.55	8.63	69.0	NA	0.02	1.33	15.58	14.67	3.5	12.0	NA	102.7	109.1
TF Financial Corp.	THRD	702	22.24	31.00	18.96	63	9.70	9.11	0.73	7.24	71.9	0.76	0.00	1.78	25.48	23.86	3.6	12.5	NA	87.3	93.2
First Star Bancorp Inc.	FSSB	555	17.30	18.00	16.75	20	6.96	6.96	0.57	8.89	59.8	0.66	0.01	2.75	32.30	32.30	0.6	6.3	NA	53.6	53.6
First Keystone Financial	FKFS	525	9.20	20.61	8.50	22	6.61	6.61	0.09	1.40	96.1	0.31	0.08	0.21	14.26	14.26	0.0	NM	NA	64.5	64.5
Prudential Bncp Inc. PA (MHC)	PBIP	474	12.52	13.89	11.40	143	17.07	17.07	0.72	3.98	60.7	0.43	0.00	0.30	7.05	7.05	1.6	NM	36.8	177.6	177.6
Alliance Bancorp of Penn (MHC)	ALLB	424	8.87	10.36	6.89	64	12.12	12.12	0.39	3.34	83.9	NA	NA	0.23	NA	NA	2.7	38.6	NA	NA	NA
WVS Financial Corp.	WVFC	441	16.25	17.20	15.77	37	7.20	7.20	0.95	12.83	37.9	NA	NA	1.73	14.03	14.03	3.9	9.4	NA	115.8	115.8
FedFirst Financial Corp. (MHC)	FFCO	291	8.75	9.69	8.50	57	15.37	15.05	-0.52	-3.21	120.2	0.80	0.11	-0.23	6.80	6.63	0.0	NM	NA	128.7	132.0
SE Financial Corp.	SEFL	198	9.42	12.85	8.15	21	12.09	12.09	-0.05	-0.38	100.5	0.07	0.10	-0.05	12.66	12.66	1.3	NM	NA	74.4	74.4
North Penn Bancorp Inc.	NPBP	119	8.50	14.19	8.00	13	11.15	11.15	0.24	2.16	87.9	0.46	0.03	0.20	8.40	8.40	1.4	NM	NA	101.2	101.2
Eureka Financial Corp (MHC)	EKFC	100	25.00	29.85	24.25	31	19.88	19.88	0.78	3.71	66.9	0.35	0.07	0.62	16.32	16.32	5.6	NM	NA	153.2	153.2

PENNSYLVANIA AVERAGE		$5,579				$437	11.07	9.87	0.36	4.09	72.7	0.48	0.07				2.6	18.5	21.8	110.3	131.7
PENNSYLVANIA MEDIAN		$702				$63	9.7	7.2	0.55	4.19	69.0	0.46	0.05				2.9	16.0	22.9	102.7	115.8
This report is based on data obtained from sources we believe to be reliable, but is not guaranteed as accurate and does not purport to be complete. This report is not to be construed as an offer or the solicitation of an offer to buy or sell the securities herein mentioned. From time to time, this firm, its affiliated entities and/or their respective directors, officers, employees, and members of their immediate families may have a long or short position in the securities mentioned in this report. These securities may be sold to or purchased from customers or otherwise by this firm, its affiliated entities, and/or its directors, officers, employees, or members of their immediate families, as principal or agent.
Stifel Nicolaus

Exhibit 2.2
2007 Postseason Report
A Closer Look at Accountability and Engagement
October 2007
Copyright © 2007 by RiskMetrics Group.
All rights reserved. No part of this publication may be reproduced or transmitted in any form or by any means, electronic or mechanical, including photocopy, recording, or any information storage and retrieval system, without permission in writing from the publisher. Requests for permission to make copies of any part of this work should be sent to: RiskMetrics Group Marketing Department, One Chase Manhattan Plaza, 44th Floor, New York, NY 10005. RiskMetrics Group is a trademark used herein under license.
Risk Management   |   RiskMetrics Labs   |  ISS Governance Services  |   Financial Research & Analysis
www.riskmetrics.com

RiskMetrics Group	www.riskmetrics.com
TABLE OF CONTENTS

TABLE OF CONTENTS	2
EXECUTIVE SUMMARY	3
EXECUTIVE COMPENSATION REMAINS IN THE SPOTLIGHT	8
INVESTORS SEEK GREATER INFLUENCE ON BOARD ELECTIONS	16
SHAREHOLDERS OBJECT TO MORE PRIVATE EQUITY BUYOUTS	21
SUPPORT FOR BOARD DECLASSIFICATION HOLDS STEADY	23
WITHHOLD VOTES: INVESTORS SEND A MESSAGE TO BOARDS	26
SOCIAL PROPOSAL SUPPORT CONTINUES TO GROW	31
INTERNATIONAL MARKETS DEPLOY MORE TAKEOVER DEFENSES	36
WHAT’S NEXT? A LOOK AHEAD TO 2008	43

2007 Postseason Report	- 2 -

RiskMetrics Group	www.riskmetrics.com
EXECUTIVE SUMMARY
By Ted Allen, Director of Publications
Looking back at the 2007 U.S. proxy season, two themes come to mind: accountability and engagement.
Shareholders gave strong support for proposals that seek greater board accountability, such as those requesting annual investor votes on executive pay, majority voting in director elections, board declassification, and the right to call special meetings.
At the same time, investors withdrew more than half of their proposals on majority voting, stock option reforms, and sustainability reports after negotiations with companies, according to data collected by RiskMetrics Group’s Governance Research Service (GRS). These withdrawals suggest that companies are becoming more willing to engage with shareholders on certain issues. (For more details on withdrawals and engagement, see the final section of this report and Chart 10.) Overall, 306 proposals (out of the 1,145 tracked by GRS) were withdrawn by shareholders as of Sept. 15, as compared with the 189 withdrawn (out of the 947 resolutions tracked) during the same period last year.
“There’s been an unprecedented level of engagement between companies and shareholders” this year, noted Richard Ferlauto, director of corporate governance and pension investment at the American Federation of State, County, and Municipal Employees (AFSCME). “Engagement is now part of the landscape.”
Pay-related proposals received the most attention this season. As of June 30, 41 proposals that request an annual advisory vote on compensation—or “say on pay"—were voted on and averaged about 42 percent support. Year to date, seven of those proposals have received a majority of votes cast. One public firm, Aflac, has agreed to hold an annual pay vote in 2009. (For details on the number of key governance proposals that went to a vote, average support levels, and the highest votes by topic, please see Charts 1, 2, and 3.)
In a notable display of engagement, more than a dozen firms have joined a new investor-issuer working group on the issue, which may pave the way for more companies to agree to an annual shareholder vote on pay.
There also was debate about another method to improve board accountability: proxy access. The once-dormant issue appeared on three corporate ballots in 2007 after the Securities and Exchange Commission-which lost a court ruling last year over the omission of an AFSCME proposal-expressed “no view” on Hewlett-Packard’s request to exclude an access bylaw proposal submitted by the union fund and three state pension funds. Unable to reach a consensus on board nominations by investors, a divided SEC issued two competing draft rules in July that would either bar access proposals altogether or impose a 5 percent ownership threshold for filing, which investor advocates say is too onerous.
As of Sept. 15, 656 investor proposals had appeared on 2007 corporate ballots, up from 581 at the same time last year, according to GRS data, which covers about 4,500 U.S. companies. So far this year, 107 shareholder proposals have earned a majority of votes cast. Last year, 116 proposals did so. Two years ago, just 85 proposals received majority backing.
While there were few high profile “vote no” campaigns this year, investors still used their proxy votes to protest executive pay practices or to prod unresponsive boards. At Apple, Occidental Petroleum, and 16 other S&P 500 companies, directors received more than 10 percent opposition based in part on their oversight of executive compensation, including the timing of past option grants. Likewise, directors at 13 firms encountered significant opposition after they failed to heed a majority-supported shareholder proposal.
Amid a wave of buyouts by private equity firms, investors showed a greater willingness to object to transactions by filing lawsuits and publicly demanding better terms. Several deals (e.g., Eddie Bauer, Cornell

2007 Postseason Report	- 3 -

RiskMetrics Group	www.riskmetrics.com
Cos., and Lear) were defeated, while votes on various transactions, such as the buyout of Clear Channel Communications, were delayed repeatedly as companies sought to line up enough shareholder support.
Outside the United States, the most notable development this year was the increased interest in takeover defenses by regulators and corporate officers in Japan and Europe—partly in response to greater activism by hedge funds and foreign investors.
The Growing Influence of Lawmakers
One significant U.S. trend has been the growing influence of federal lawmakers since Democrats took control of both chambers of Congress after the 2006 elections. The most active Democrat on governance issues has been Rep. Barney Frank, who successfully won passage of House legislation in April to provide shareholders an annual advisory vote on executive pay. Companion Senate legislation has been introduced by Senator Barack Obama,
As chairman of the House Committee on Financial Services, Frank asked all five commissioners to appear for a rare oversight hearing in June where they were questioned about proxy access, broker votes, non-binding proposals, and other governance topics by lawmakers for nearly four hours. According to The Washington Post, the hearing was the first joint appearance by all five SEC commissioners on Capitol Hill in more than a decade. Frank, who also held a hearing on proxy access in late September, has urged the SEC to scrap its proposed access rules and start over.
Frank also weighed in on securities litigation matters, urging the SEC not to allow companies to mandate arbitration. He filed a brief with Rep. John Conyers in support of investors in a closely watched U.S. Supreme Court case that concerns the liability of investment banks, vendors, and others who help companies mislead investors. Senator Christopher Dodd urged the Bush administration to stay neutral in that case, but the White House decided to back the corporate defendants. Dodd also has threatened legislation if the SEC fails to act on proxy access.
Rep, Henry Waxman also was active; he sent letters to six compensation consultants asking for details on other consulting services that they provide to companies.
Republican lawmakers also voiced their views on governance issues. Reps. Ron Paul and Scott Garrett opposed Frank’s pay vote bill at a hearing in March, while Rep. Ed Royce and 15 other Republicans asked the SEC to prepare a report on the costs and benefits of securities litigation. Garrett, along with Rep. Tom Feeney, won passage of an appropriations bill amendment to give smaller public companies more time to comply with the internal-control reporting requirements of Section 404 of the Sarbanes-Oxley Act. The amendment received some Democratic support when it passed by a 267-to-154 vote in June.
On the state level, lawmakers in Ohio, Virginia, and Washington approved legislation to enable companies to adopt majority voting bylaws. In North Dakota, lawmakers approved novel legislation that seeks to encourage governance-minded companies to reincorporate in the state.
Other key developments this year included:
•	For this first time, U.S. companies filed proxy statements with the additional information required by the SEC’s new compensation disclosure rules.

•	Investor advocates have lobbied the SEC to approve a New York Stock Exchange proposal to bar broker votes from uncontested board elections. These advocates point to the disputed CVS/Caremark board election in May as an example of how broker votes cast for management can undermine the effect of a “vote no” campaign.

2007 Postseason Report	- 4 -

RiskMetrics Group	www.riskmetrics.com
•	Social responsibility proponents had greater success. Two social proposals won majority support despite management opposition, and eight more received more than 30 percent of votes cast. In addition, 22 companies agreed to make more disclosures on their political contributions in response to shareholder resolutions. (Please see the social issues section and Charts 8 and 9.)

•	Individual shareholders received greater backing for their proposals. According to Los Angeles-based activist John Chevedden, more than 40 proposals by individual investors won majority support this year. In addition, shareholders at 20 firms approved management proposals this year to implement governance changes sought by individual investors, he said.

•	As of Sept. 15, the SEC had granted corporate “no action” requests to exclude 155 shareholder proposals, up from 129 during the same period last year, according to GRS data.

•	Investors submitted 29 binding proposals this year, as compared with 19 in 2006. Twelve of this season’s binding proposals went to a vote, accounting for 2 percent of the total shareholder resolutions that appeared on proxy statements.

•	As of late September, shareholders had filed 130 federal securities lawsuits, up from 100 during the same period in 2006, according to data gathered by RiskMetrics Group’s Securities Class Action Services. This increase has been fueled in part by investor lawsuits against subprime lenders and homebuilders.

•	Shareholders have brought derivative lawsuits against corporate officers at more than 100 firms since the stock option backdating scandal erupted in March 2006. Investors have seen mixed success in these cases, winning several key Delaware rulings, while judges elsewhere have dismissed at least six lawsuits.

•	More than 220 firms have disclosed internal or federal probes into their past option grants. At the urging of investors, some issuers have adopted reforms, such as fixed dates for grants, while other companies have continued to move away from options to restricted stock grants.

•	The SEC and federal prosecutors have started to wrap up their backdating investigations. In May, the SEC announced a $28 million settlement with Mercury Interactive and a $7 million accord with Brocade Communications Systems. Brocade’s former CEO was convicted on 10 felony charges in August, and prosecutors have brought criminal charges against officers at seven other companies.
Vote Recommendations
Notwithstanding the significant withhold votes over pay at Apple, Occidental, and other firms this season, most U.S. companies are responding to investor concerns. One indication of this trend is the relatively low number of recommendations by RiskMetrics Group’ ISS Governance Services unit (under its benchmark voting policies) against directors. As of mid-September, RiskMetrics had issued negative recommendations against 15 percent of the directors appearing on U.S. company ballots. That percentage is about the same as in 2006. At S&P 500 firms, just 6 percent of board members have received negative recommendations, about the same as last year.
Overall, the number of directors receiving unfavorable recommendations has stabilized after a steady decline since 2003, when 25 percent of U.S. corporate directors received withhold recommendations. In 2004, 20 percent of directors received negative recommendations. In 2005, 17 percent of board members did so. There has been a similar downward trend at S&P 500 firms since 2003, when 9 percent of directors received adverse vote recommendations.
As of mid-September, RiskMetrics also had recommended in favor of 58 percent of shareholder proposals and 91 percent of M&A transactions on U.S. ballots. RiskMetrics advised clients to vote against 38 percent of equity pay plans, up from 30 percent in 2006, and 31 percent in 2005.

2007 Postseason Report	- 5 -

RiskMetrics Group	www.riskmetrics.com
Chart 1: Number of Shareholder Proposals on 12 Key Governance Issues
Chart 2: Average Support on 12 Key Governance Issues (As Percent of Votes Cast)

2007 Postseason Report	- 6 -

RiskMetrics Group	www.riskmetrics.com
Editor’s Note on Vote Results
Unless otherwise stated, the vote results detailed in this report are calculated as a percentage of votes cast and include only those meetings that occurred between Jan. 1 and June 30. The 2006 statistics for advisory votes on executive pay are based on full-year results. The results on shareholder proposals Include only votes “for” and “against” and do not include abstentions or broker non-votes. This approach is consistent with the method recommended by the Securities and Exchange Commission for counting votes under Rule 14a-8(i)(12) to determine a proposal’s eligibility for resubmission. Finally, the fact that a proposal received more than 50 percent support does not necessarily mean that it passed, as some companies have supermajority rules while some states (such as Delaware) require proposals to receive a majority of shares present.
Chart 3: High Votes on Key Governance Proposals

Company	Resolution	Primary Filer	Support
Axcelis Technologies	Repeal classified board structure	New York City Funds	91.4%
KB Home	Vote on future golden parachutes	International Union of Bricklayers and Allied Craft Workers	85.6%
International Paper	Require a majority vote for the election of directors	International Brotherhood of Teamsters	85.5%
EMC Corp	Eliminate supermajority provision	William Steiner	83.2%
MeadWestvaco	Redeem/vote on poison pill	William Steiner	79.3%
Honeywell International	Shareholders may call special meetings	June Kreutzer	74.3%
Activision	Advisory vote on compensation	As You Sow Foundation	*69.0%
Motorota	Recoup unearned management bonuses	Kenneth Steiner	62.1%
Blockbuster	Eliminate dual-class share structure	Deephaven Capital Management	61.9%
Credence Systems	Link pay to performance	New York City Employees Retirement System	55.1%
Hewlett-Packard	Add performance criteria to equity-based awards	AFL-CIO	53.8%
CVS Caremark	Independent board chair	William Steiner	52.7%
Goodyear Tire & Rubber	Approve/disclose/limit SERPs	United Brotherhood of Carpenters and Joiners of America	51.7%
CVS/Caremark	Reform option granting practices	Amalgamated Bankes Long View fund	48.4%
PG&E	Adopt cumulative voting	Simon Levine	48.4%
UnitedHealth Group	Equal access to proxy	California Public Employees Retirement System	45.3%

*	Source: proponent(s)
Source: RiskMetrics Group data, company filings.

2007 Postseason Report	- 7 -

RiskMetrics Group	www.riskmetrics.com
EXECUTIVE COMPENSATION REMAINS IN THE SPOTLIGHT
By Ted Allen, Director of Publications
The release of new executive compensation disclosure rules in late 2006 has not diminished investor demands for U.S. companies to improve their pay practices.
Compensation has remained in the spotlight this year for several reasons. First, investors gave about 42 percent support on average to a second-year resolution that seeks annual shareholder votes on executive pay. This proposal also inspired new legislation that cleared the House of Representatives, a further sign that executive pay has become a mainstream concern.
Second, a significant number of investors again opposed directors over compensation concerns. While there were fewer high-profile “vote no” campaigns over corporate pay this year, investors did withhold more than 10 percent support from directors at 18 S&P 500 companies where compensation was an issue, according to data gathered by RiskMetrics Group. That happened at just seven large firms in 2006.
A year after the options backdating scandal first made headlines, directors at Apple, King Pharmaceuticals, and other companies received significant negative votes over past option grants and how their boards responded. Excessive compensation was among the complaints raised by the individual shareholder who organized an investor revolt that helped lead to the ouster of Terry Semel as Yahoo! CEO.
Finally, investors and media organizations had more information to digest as companies filed their first disclosures under the Securities and Exchange Commission’s new pay rules. Unfortunately, this additional information was not always helpful to investors. SEC Chairman Christopher Cox complained in several speeches that some companies were using too much boilerplate language and legal jargon in their disclosures. On the other hand, these new rules have helped shareholders look more closely at personal aircraft use, tax gross-ups, and other pay elements, and have prompted some firms to scale back perks.
Wide Support for “Say on Pay”
The most closely watched shareholder proposals of 2007 were those that asked for an annual advisory vote on executive compensation, or “say on pay.” These proposals averaged 41.7 percent support at 41 meetings from Jan. 1 to June 30, During all of 2006, this topic averaged 40 percent at seven firms. This level of second-year support is comparable to that received by majority voting resolutions in 2005. Since that breakthrough season, more than half of S&P 500 companies have adopted election reforms.
Say-on-pay resolutions received a majority of votes cast at seven companies this year (Motorola, Verizon Communications, Blockbuster, Clear Channel, Valero Energy, Ingersoll-Rand, and Activision). The best showing was 69 percent support at video-game maker Activision on Sept. 27, according to the proponent, the As You Sow Foundation.
The results of “say on pay” votes this year “far exceeded ... expectations,” said Richard Ferlauto, director of pension and benefit policy for the American Federation of State, County, and Municipal Employees (AFSCME), which filed 13 pay vote resolutions for 2007 meetings.
Ferlauto said he expects that AFSCME will file at least as many resolutions for 2008 meetings—both at new companies and at firms where a proposal this year failed to gain majority support.
“We expect that the filings [by all proponents] will be even broader than last year unless the companies begin to voluntarily adopt,” Ferlauto said.
While just one public firm-insurer Aflac-has agreed so far to hold an annual pay vote, governance observers expect that more issuers will follow suit before the 2008 proxy season. More than a dozen companies have

2007 Postseason Report	- 8 -

RiskMetrics Group	www.riskmetrics.com
joined a work group with TIAA-CREF, AFSCME, Walden Asset Management, and other investors to study the issue. This effort may eventually prompt more firms to consider whether to allow shareholders to vote on executive pay. Investors have this right in other markets; there are advisory votes in the United Kingdom and Australia, while pay votes in the Netherlands, Norway, and Sweden are binding.
Greater Backing for Golden Parachute Resolutions
Several proposals asking for other pay reforms were well received by shareholders this year. Investors filed 17 resolutions requesting that future severance packages for top executives (known as “golden parachutes”) be put to a shareholder vote, limited, or abolished. The measure averaged 52.5 percent support at 11 meetings, up from 50 percent in 2006.
Proposals asking companies to limit the types of incentive compensation that can be included in calculating supplemental executive retirement plan benefits for executives, or to put those plans to a shareholder vote, averaged 33 percent support over 14 meetings. A resolution filed by the United Brotherhood of Carpenters and Joiners of America won 51.7 percent support at Goodyear Tire & Rubber.
Thirty-eight resolutions requesting a link between executive pay and stock performance went to a vote before June 30, winning an average of 29.8 percent support. This is about the same level of support as in 2005; average shareholder backing for pay-for-performance resolutions spiked last year at 36.1 percent. So far this year, one resolution has received majority support: a 55.1 percent affirmative vote for a New York City Employees’ Retirement System proposal at Credence Systems.
Resolutions seeking a link between performance and equity grants to top executives averaged 31.9 percent support, down from 36.6 percent in 2006. The lower vote result may reflect a greater number of proposals this year; the issue was on the ballot at 25 meetings, as opposed to 17 in 2006. Among those resolutions that focused on performance-based stock options, however, support shot up to 39 percent this year, from 28.6 percent for those voted on during the same period in 2006.
Shareholders at nine companies voted on whether executive bonuses should be retracted or “clawed back” in the case of a financial restatement. These resolutions averaged 28.9 percent support, an increase from last year’s average of 23.6 percent support. “Claw back” proposals won majority support for the first time, receiving a 53.2 percent affirmative vote at Wyeth in April, and a 62.1 percent “for” vote at Motorola in May.
Home Depot adopted a new “claw back” policy following investor complaints about former CEO Robert Nardelli’s compensation. Last year, 10 out of 11 of the company’s directors received withhold votes of more than 30 percent; most of the opposition focused on the amount of Nardelli’s pay in light of the company’s lagging shareholder returns during his tenure.
In response to novel proposals submitted by Harvard Law Professor Lucian Bebchuk, Home Depot and Bristol-Myers Squibb both adopted policies this year to require that CEO pay packages be ratified by three-fourths of the independent directors.
Option Grant Reforms
Inspired by the options backdating scandal, the Amalgamated Bank’s LongView fund filed a new proposal that urged companies to set fixed dates for option grants before the start of the fiscal year. The labor-affiliated fund joined with Connecticut’s state pension fund in sponsoring this proposal at Apple, where it received 47.4 percent support, an impressive showing for a first-year proposal. The resolution also won 48.4 percent at CVS/Caremark; labor investors criticized Caremark’s option grants before the pharmacy benefits company’s acquisition by CVS. LongView withdrew severs options-related proposals after negotiations with companies; Brooks Automation, Sanmina-SCI, and Analog Devices were among the firms that changed their grant policies.

2007 Postseason Report	- 9 -

RiskMetrics Group	www.riskmetrics.com
Investors showed no interest in abolishing stock options, though; these proposals averaged 4.4 percent over five meetings.
As in past seasons, resolutions to cap executive pay did not fare well either. Those proposals averaged 6.7 percent support over nine meetings, but one resolution received a 25 percent vote at Citigroup in April. Measures asking for greater disclosure of, or reporting on, executive compensation, averaged 11.9 percent support.
Pay-Related Withhold Votes
For the second year in a row, a significant number of investors withheld support from compensation committee members based on their oversight of executive pay. Unlike in 2006, most of the negative votes did not stem from well publicized “vote no” campaigns. This season, there were more high withhold votes that arose from the options backdating scandal, as more companies have concluded internal probes into their past grants.
Perhaps the most notable example was Apple, where six directors received opposition ranging from 23 percent to 36.8 percent. A special board committee investigation concluded that more than 42,000 grants between 1997 and 2002, including a grant of 7.5 million options to CEO Steve Jobs, were backdated. In December, the company announced a $105 million restatement to account for those options. The SEC also investigated Apple and sued two former company officials.
The high withhold votes were a “surprise,” since institutional investors didn’t wage a public campaign against Apple board members, noted Cornish Hitchcock, an attorney for the LongView fund, which co-filed an option reform proposal at the company.
“The vote is a wake-up call to the board to do its job,” Hitchcock said.
This level of opposition also is remarkable given that the maker of the iPod and other technology devices has performed well financially; the company’s shares have soared 95 percent over the past three years. In 2006, every board member was reelected with at least 97 percent support. This year’s dissent at Apple did not come only from pension funds and labor investors. According to Money-Media’s Agenda newsletter, at least 18 of Apple’s largest mutual fund investors opposed two or more directors.
Affiliated Computer Services (ACS) was one of the few companies with past options problems where institutional investors publicly opposed board members. AFSCME campaigned against four directors over their “failure to properly oversee the grant dates of options.” The California Public Employees’ Retirement System (CalPERS) also recommended that shareholders withhold votes from two of those directors because of options practices.
ACS restated its earnings by $60 million after an internal investigation concluded that option grants from 1994 to 2005 had been dated retroactively to provide lower exercise prices to executives. ACS was one of the firms profiled by The Wall Street Journal’s “Perfect Payday” series in March 2006, which prompted regulators and investors to take a closer look at option grant dates.
The four directors targeted by AFSCME received about 30 percent opposition, but union fund officials noted that the board members would have failed to receive majority support if not for a large block of insider-owned shares. Under the company’s dual-class structure, officers and directors of the company controlled 41.6 percent of voting power at the time of the meeting.
At Brocade Communications Systems, investors withheld 42.7 percent support from Sanjay Vaswani, who joined the board in 2004 and now serves on the compensation committee. Former CEO Gregory Reyes was convicted on securities fraud charges in August. Another factor may have been the board’s failure to respond to a majority-supported shareholder proposal that seeks to abolish supermajority voting requirements.

2007 Postseason Report	- 10 -

RiskMetrics Group	www.riskmetrics.com
Other examples of companies where past options problems contributed to high withhold votes include:
•	Home Depot: Kenneth Langone, a former member of the compensation committee received a 33.6 percent negative vote, after the company disclosed in October 2006 that option grants were misdated from 1981 to 2000.

•	UnitedHealth Group: In 2006, investors withheld more than 28 percent support from two directors after the company disclosed an investigation into past option grants. This year, the chair of the board’s audit committee received 25 percent opposition. This negative vote might have been greater had the board not taken steps to reform its grant practices and asked shareholders to approve various governance reforms, including majority voting and board declassification, and dropping supermajority voting requirements.

•	King Pharmaceuticals: Compensation committee member Gregory Jordan received 35 percent opposition after the company disclosed that three executives received favorably timed grants when they were hired in 2000 and 2001.

•	KB Home: Director Ray Irani, who chaired the homebuilder’s compensation committee during a period when stock option grants were improperly dated, received a 19.3 percent withhold vote amid opposition from CalPERS and other investors.

•	Monster Worldwide: Three directors, who previously served on the compensation committee, received more than 23 percent withhold votes. The online employment search firm, which found that options were intentionally backdated from 1997 to 2003, has replaced its CEO and announced a $272 million restatement.

•	Keithley Instruments: A member of the compensation committee received more than 40 percent opposition amid concerns that the committee had not adopted procedures and internal controls to prevent a recurrence of option errors.

•	Cablevision Systems: Investors withheld more than 30 percent of their votes from two current and two former pay panel members. The cable television company, which reported that options were misdated from 1997 to 2002, announced an $89 million restatement for fiscal years 2003, 2004, and 2005.

•	Ceradyne: CEO Joel Moskowitz had more than 34 percent opposition and three other directors received more than 26 percent withhold votes. The ceramics products firm disclosed that it allowed the CEO to select grant dates from 1997 to 2003.
Concerns Over CEO Pay
Investors also withheld support from board members to protest the size of CEO pay packages and other compensation practices. At Occidental Petroleum, six compensation committee members received more than 34 percent opposition amid investor complaints over CEO Ray Irani’s pay package. That negative vote was even higher than last season, when four pay panel members received 20 to 21 percent withhold votes. Irani received a $62 million pay package in 2006; The Walt Street Journal estimated that exercised stock options helped increase his total compensation to $416 million.
Compensation was among the concerns voiced by Eric Jackson, the individual Yahoo investor who led the online dissident campaign that helped generate withhold votes of more than 31 percent against three directors. Jackson argued that CEO Terry Semel’s generous pay package wasn’t justified by the Internet company’s share price, which fell almost 10 percent in the past year, while rival Google’s increased by more than 30 percent. In 2006, Semel received an estimated $107.5 million pay package, which included 6 million stock options, according to RiskMetrics Group data.

2007 Postseason Report	- 11 -

RiskMetrics Group	www.riskmetrics.com
At homebuilder Toll Brothers, Cart Marbach, who chairs the compensation committee, received a 25 percent withhold vote after the Laborers’ International Union of North America and the Amalgamated Bank mounted a “vote no” campaign. The two labor investors complained that CEO Robert Toll received $28 million in 2006, while profits fell almost 15 percent.
At electronics manufacturer Solectron, four pay panel members received more than 26 percent opposition. In 2006, CEO Michael R. Cannon received a 170 percent pay increase, while the company’s shares declined 23 percent.
Three compensation committee members at manufacturer Textron received opposition that ranged from 29 to 32 percent. Those votes apparently reflect investor concern over CEO Lewis Campbell’s compensation, which included a $40.1 million pension package; $507,053 for the personal use of corporate aircraft in 2006; and accelerated vesting for his supplemental retirement plan benefits.
At Verizon, the AFL-CIO and two communications workers’ groups waged a campaign against four compensation committee members. The investors argued that CEO Ivan Seidenberg’s pay didn’t reflect the company’s performance over the past five years. Two committee members received about 11 percent opposition.
While the campaign against the directors did not win wide support, the AFL-CIO was encouraged by the strong backing from Verizon investors for three pay-related shareholder proposals. A “say on pay” proposal received majority support, while there was more than 47 percent support for resolutions seeking more disclosure on compensation consultants and shareholder approval of severance packages.
(For details on other high withhold votes at S&P 500 firms, please see the “Withhold Votes” section and Chart 7.)
The SEC’s New Disclosure Rules
For many shareholders, the year’s most significant development was seeing how companies responded to the SEC’s pay disclosure rules. The commission unanimously adopted the new rules in July 2006, ushering in a sweeping overhaul of compensation disclosure regulations, which had not been revised since 1993.
The SEC made this historic revision with three goals in mind: to make disclosures easier to read; to provide investors with a clearer and more complete picture of the compensation earned by executive officers and board directors; and to provide better information about key financial relationships among companies, executives, directors, and others.
The rules mandate a new Compensation Disclosure and Analysis (CD&A) report, to be written and filed by company management. (The compensation committee must only state whether it has reviewed and discussed the CD&A and whether it approves its inclusion in filing documents.) Taking a principles-based approach, the SEC explained that the purpose of the CD&A “is to provide material information about the compensation objectives and policies for named executive officers without resorting to boilerplate disclosure. The Compensation Discussion and Analysis is intended to put into perspective for investors the numbers and narrative that follow it.”
In addition to the CD&A, compensation reports must now present a reorganized and streamlined set of compensation tables. The goal of these tables, the rule states, is “to provide a clearer and more logical picture of total compensation and its elements for named executive officers.”
After reviewing a number of this year’s disclosures, the SEC in August sent out the first batch of letters to about 300 companies seeking more information on their compensation disclosures. The SEC plans to issue a public report on its review later this year.

2007 Postseason Report	- 12 -

RiskMetrics Group	www.riskmetrics.com
The letters reportedly provide guidance for next year’s disclosures but do not require companies to revise their 2007 compensation reports. In addition, the letters ask some companies to respond to the SEC staff with additional information. The letters cover a range of disclosure topics, pushing companies for:
•	More analysis of the elements of compensation;

•	Explanation of the rationale for the pay mix;

•	Clearer descriptions of performance targets and individual performance goals;

•	Justification for keeping targets confidential;

•	Identification of peer group companies;

•	Clearer disclosures on benchmarking, including explanations of payouts that fall outside targeted percentiles; and

•	Description of the role of CEOs and compensation consultants in the compensation-setting process.
Equity Plan Trends
Once again, shareholders approved more than 98 percent of the stock plans proposed by management this year. According to RiskMetrics Group data, stock plans at at least five companies-Microtune, Penn National Gaming, J-2 Global Communications, Illumina, and Corporate Office Properties Trust-failed to receive enough votes for approval.
From Jan. 1 through mid-September, RiskMetrics Group’s ISS Governance Services unit (applying its benchmark voting policies) recommended against 38 percent of equity pay plans, up from 30 percent in 2006, and 31 percent in 2005. The increase in negative recommendations apparently stems from several policy changes adopted before the 2007 season that caused shareholder value transfer figures to increase; ISS Governance Services now values full-value awards at the 200-day stock price, no longer applies a forfeiture discount, and excludes warrants and convertibles from market cap calculations.
Meanwhile, the rate that companies issue stock options (also known as the option burn rate) has declined significantly, as more firms have shifted to restricted stock. This trend accelerated after Financial Accounting Standard (FAS) 123R required companies to start recording stock options as a compensation expense in June 2005. It is also possible that companies are more actively managing to burn rate targets in the hope of satisfying shareholders.
From 2004 to 2006, the average option burn rate attributable to all Russell 3000 companies decreased from 2.29 percent to 1.53 percent. All 24 four-digit GICS industry groups saw a decline in option burn rates.
Among Russell 3000 firms, marked decreases occurred in the following industry groups: energy; commercial services & supplies; retailing; household & personal products; health care equipment & services; technology hardware & equipment; semiconductors & semiconductor equipment; and utilities. (For more details, please see Chart 5.) All groups had at least a one-percentage-point decrease from 2004 to 2006.
The three most significant decreases in option burn rate occurred in household & personal products (from 4.64 percent in 2004 to 1.7 percent in 2006), semiconductors & semiconductor equipment products (from 4.15 percent in 2004 to 2.28 percent in 2006), and telecommunication services products (from 4.79 percent in 2004 to 0.69 percent in 2006) industries.
Generally, industries with large decreases in option burn rates also saw increases in stock award burn rates. This is, at least, partly due to companies and whole industries adopting new philosophies regarding equity compensation and issuing more restricted stock instead of options.

2007 Postseason Report	- 13 -

RiskMetrics Group	www.riskmetrics.com
The average stock burn rate attributable to all Russell 3000 companies has increased from 0.42 percent to 0.86 percent from 2004 to 2006. All 24 four-digit GICS industry groups saw an increase in stock burn rates with the exception of the transportation and automobile & components industries. (For more details, please see Chart 4.)
Within the Russell 3000 universe, marked increases in stock award burn rate occurred in the media, retailing, food & staples retailing, household & personal products, and software & services industries. All had increases of at least 0.8 percentage points from 2004 to 2006.
The three most significant increases occurred in the household & personal products group (from 0.25 percent in 2004 to 1.44 percent in 2006), the media industry (from 0.37 percent in 2004 to 1.54 percent in 2006), and software & services group (from 0.35 percent in 2004 to 1.62 percent in 2006).
From 2004 to 2006, average fully diluted potential voting power dilution (VPD) attributable to Russell 3000 companies’ equity compensation proposals decreased from 2.1 percent to 1.47 percent. All 24 4-digit GICS industry groups saw a decline in fully diluted potential voting power dilution. (VPD measures the voting power dilution resulting from new equity plans or re-fueling proposals.)
Within the Russell 3000 universe, the most significant decreases (-0.5 percentage points or more) in VPD occurred in the following groups: transportation, hotels, restaurants & leisure; household & personal products; health care equipment & services, software & services, technology hardware & equipment; semiconductors and semiconductor equipment; and telecommunication services. The most significant decrease occurred in the telecommunication services industry, where VPD dropped from 6.3 percent in 2004 to 1 percent in 2006.
This across-the-board decline in VPD appears to be another result of FAS 123R, which has caused companies to issue more restricted stock and fewer options. Given that the value of a full-share stock grant always exceeds the value of an option, companies can compensate their employees with a lesser number of shares than options. Because it takes less stock to achieve the same level of compensation with options, companies appear to be making smaller stock requests in their equity plans, causing VPD to decline.

RiskMetrics Group	www.riskmetrics.com
Staff Writer L. Reed Walton; Vice President Stephen Deane; Taft-Hartley Advisory Services Analyst Poonam Mudvari; and Compensation Analysts Phil Zemen, Brian Epstein, and Greg Xie contributed to this section.

2007 Postseason Report	- 15 -

RiskMetrics Group	www.riskmetrics.com
INVESTORS SEEK GREATER INFLUENCE ON BOARD ELECTIONS
By L. Reed Walton, Staff Writer
Majority vote initiatives retained the same high support as in 2006, while a handful of proxy access proposals asking for the right of shareholders to nominate board candidates also made a strong showing this year.
Proxy access, which has been debated by investors, companies, and Securities and Exchange Commission officials for years, was thought to be a dead issue after the SEC abandoned a draft rule in early 2005. However, the U.S. Court of Appeals for the Second Circuit ruled in September 2006 that the commission improperly allowed American international Group to exclude a proxy access proposal. During the 2007 season, the SEC staff took an official position of “no view” on corporate requests to omit access proposals as the agency worked to reach a consensus on the issue.
As a result, shareholders were able to submit four proxy access proposals this year, and three went to a vote. A binding proposal filed by American Federation of State, County, and Municipal Employees (AFSCME) and three state pension funds received support from 43 percent of the votes cast “for” and “against” at Hewlett-Packard, which investors targeted after a boardroom leak scandal. The vote at H-P was one of 29 “key votes” identified by the AFL-CIO. (For more details on other key votes, see Chart 6.) A non-binding proposal submitted by the California Public Employees’ Retirement System won 45.3 percent support at UnitedHealth Group, which replaced its senior management after an investigation into stock option backdating.
An access proposal at small-cap biotech firm Cryo-Cell international received majority support in July, the company reported, but exact vote tallies had not been released as of Sept. 15. The fourth proposal, submitted at Reliant Energy, was withdrawn by its proponent, Seneca Capital Management, after both parties filed related lawsuits. In April, Comverse Technology adopted a proxy access bylaw as part of a package of reforms meant to restore investor confidence after an options backdating scandal.
Proxy access advocates hoped that the strong showing by proxy access proposals this year would persuade the SEC to continue to allow investors to file these resolutions in the future. However, these advocates were disappointed when a divided SEC issued two competing rules in late July that would provide investors less flexibility to pursue proxy access than they had during the 2007 season.
The first draft rule would require investors to hold at least 5 percent of a company’s equity for one year in order to propose access bylaws. (This season, investors only had to meet the $2,000 ownership requirement for filing regular shareholder proposals.) Several proxy access advocates, such as AFSCME and the Council of Institutional Investors, have criticized the 5 percent threshold as too onerous. (For more on this issue, please see the final section of this report.)
Richard Ferlauto, director of corporate governance and pension investment at AFSCME, said the fate of access proposals is essentially in limbo pending an SEC decision. He did say, though, that the union will likely file more access proposals in 2008 if allowed.
“We’re looking to use our rights in the decision [by] the Second Circuit where appropriate,” Ferlauto said.
The second of the SEC’s proposed rules would effectively bar proxy access by reaffirming the agency’s prior position that companies can omit those resolutions. The SEC presumably would have to act on the issue in October or November in order to have a rule in place before the filing deadlines for early 2008 meetings. (Editor’s note: The outcome of these deliberations was not known when this report was produced.)
Meanwhile, some companies have sought greater input from shareholders on director nominations. In late 2006, UnitedHealth established a new nominating advisory committee that includes its four largest institutional investors.

2007 Postseason Report	- 16 -

RiskMetrics Group	www.riskmetrics.com
Majority Vote Support Holds Steady
At the same time, around 40 proposals asking companies to institute a majority vote threshold in uncontested director elections averaged about 50 percent support—about the same as last year. It appears that average investor support for this issue has leveled off after climbing from 44 percent in 2005 and 12 percent in 2004, although many of the proposals that might have received significant support were settled and did not come to a vote.
About 15 proposals received more than 50 percent support. Some of the highest results on management-opposed majority vote resolutions included 76 percent support at both Praxair and Newell-Rubbermaid, and 85 percent at International Paper.
The number of majority-supported proposals fell from 2006, when 36 proposals received over 50 percent support from January through June. This may be due, though, to the steep decline in the number of proposals that went to a vote this year—amounting to less than half the number, 84, that were voted in 2006.
This significant fall stems from the large number of proposals that were withdrawn this year in the wake of constructive dialogue with companies. Seventy of the over 150 proposals filed in 2007 were withdrawn by their proponents, primarily because the company in question agreed to amend its bylaws to provide for a majority vote standard.
Once again, most of the proposals this year were submitted by the United Brotherhood of Carpenters and Joiners of America, which filed majority vote resolutions at over 60 companies.
“Once everyone got their head around it, I think the boards have responded positively,” said Ed Durkin, director of corporate affairs for the Carpenters. “I think we’re getting to the point where it’s fair to call a company a laggard if they don’t have majority voting.”
The Carpenters withdrew about 40 proposals in 2007 after reaching agreements on the issue with companies. Many of these firms, Durkin said, had a plurality voting standard in place, but already had adopted a director resignation policy, which asks directors who receive more than 50 percent opposition to tender their resignation. These policies seek to provide boards the ability to remove directors, notwithstanding the holdover provisions of Delaware and other states’ laws.
At least 140 companies followed the lead of Pfizer and adopted similar policies in late 2005 and 2006 in response to investor demands for majority voting.
Since early 2006, scores of companies have followed the example of Intel and have adopted majority vote bylaws (or charter amendments) along with resignation policies. In the S&P 500 index, the number of companies with majority voting now outnumbers those firms with a plurality standard and a resignation provision, according to Claudia Allen, a partner with the law firm of Neal, Gerber & Eisenberg in Chicago.
According to Allen, 63.8 percent of S&P 500 firms had adopted some type of election reform as of early August. And 23.2 percent of those firms still retain plurality voting, though with some sort of discretionary majority vote standard, such as a director resignation policy, while 40.6 percent have a majority vote standard, Allen said.
Overall, 496 U.S. companies tracked by RiskMetrics had adopted majority voting provisions, although not all those issuers have adopted resignation policies or provided exceptions for contested elections.
As this data suggests, there has been a significant shift in corporate attitudes on majority voting since 2005, when shareholders first expressed wide support for the issue.
“Those companies realize ... just having a resignation policy without the vote standard is not enough,” Durkin said. “Companies didn’t settle for anything less than putting it into bylaws or getting ready to vote it into their charters.”

2007 Postseason Report	- 17 -

RiskMetrics Group	www.riskmetrics.com
Among the high-profile firms this year that sought to pre-empt shareholder proposals by adopting majority voting are Allstate, CA, Colgate-Palmolive, Altria Group, and ExxonMobil. In July, mortgage financing firm Fannie Mae, which is restating its past financial reports, adopted a majority vote bylaw in advance of its December shareholder meeting, the first the company has held since 2004.
General Electric also put an amendment to its charter establishing a majority vote standard in uncontested director elections to a shareholder vote this year. The measure received 98.5 percent support at the New York-incorporated conglomerate. (Firms incorporated in the state must revise their charters to adopt majority voting, rather than simply approving a bylaw change.)
About 30 other firms also agreed to ask shareholders to vote on a proposal to adopt a majority vote standard this year. Last year, there were no management proposals on this topic. Resolutions sponsored by management usually win 90 percent support or more.
Binding Proposals
A handful of proposals submitted this year would have required the company to adopt majority voting (had the measure met the company’s supermajority requirements). However, nine of the 12 binding proposals on majority voting were withdrawn following agreements with companies.
Only two binding resolutions went to a vote, with one receiving 51 percent of votes cast at Charles Schwab in May. The other binding proposal, submitted by the Carpenters at construction equipment maker Caterpillar, received 38.6 percent support.
The 2007 proxy season also bore witness to the potential consequences of majority vote bylaws and director resignation policies. At diagnostic testing equipment manufacturer Gen-Probe, investors withheld more than 70 percent support from director Mae C. Jemison after the company reported that she attended less than 75 percent of the 2006 board meetings.
Gen-Probe policy requires that every director submit a letter of resignation, which will automatically be considered by the rest of the board upon receiving a withhold vote of 50 percent or higher. After receiving Jemison’s resignation letter, the nominating and governance committees conducted a review of the reasons for her attendance lapses. Gen-Probe’s board determined that the absences were excusable, and at least one was due to poor communication on the part of the company. Citing Jemison’s “substantial contributions to the company,” the board turned down her resignation.
Though the company declined to accept Jemison’s resignation, the vote at Gen-Probe serves as a striking example of how majority voting has increased the significance of director elections, even those that are uncontested.
State Law Changes
A novel proposal introduced in 2007 asked firms incorporated in Ohio—where state Law required plurality voting in director elections—to reincorporate to Delaware in order to adopt a majority vote standard.
A total of 14 reincorporation proposals were submitted at Ohio-based firms this year. Two of the proposals were omitted. The proponents, the Carpenters and the Sheet Metal Workers international Association, withdrew nine when some of the companies agreed to press Ohio lawmakers to support legislation to allow companies to adopt majority voting.
Three reincorporation proposals went to a vote, and one at human resources management firm Convergys received 59.5 percent support. The two other proposals, submitted at DPL and FirstEnergy, received 32.6 and 34.9 percent support, respectively.

2007 Postseason Report	- 18 -

RiskMetrics Group	www.riskmetrics.com
Ohio Rep. Bill Seitz introduced a bill in March to amend the state’s companies law to allow issuers to adopt alternative election standards in their articles of incorporation. The bill passed both the Ohio House of Representatives and Senate unanimously, and was signed into law by Gov. Ted Strickland in July. Companies will be able to change their articles of incorporation to include a majority vote standard beginning on Jan. 1, 2008.
Two other states, North Dakota and Virginia, made revisions to their legal codes this year to allow for majority voting in director elections. In April, North Dakota approved a series of sweeping changes to its Publicly Traded Corporations Act, including a provision that mandates a majority standard if a company disallows cumulative voting in board elections.
In May, Virginia Gov. Tim Kaine signed legislation giving companies the right to choose whether to adopt bylaws requiring directors to be elected by a majority of votes cast. The law, which also took effect in July, includes a “holdover rule” requiring that directors who receive less than a majority of votes cast keep their seat until a replacement is found. But the law allows companies to require each director to submit an irrevocable resignation to be tendered in the case they receive under 50 percent support.
The state of Washington enacted amendments to its corporations act in May, providing for a majority vote standard. Like the laws of Virginia, Delaware, and other states, the Washington legislation includes a holdover rule, but lobbying by the Carpenters in that state, Durkin said, caused lawmakers to institute a time limit on holdovers. Regardless of whether a replacement has been found, a director receiving less than 50 percent of the vote at a Washington-incorporated company must leave 90 days after the shareholder vote.
Meanwhile, the Carpenters do not intend to back away from the issue of majority voting at those companies that still retain a plurality standard. Durkin said that the building trade unions as a whole plan to file around 100 majority vote proposals for 2008, with a continued focus on large-cap firms.
“We’re starting to see companies move toward majority voting without a resolution,“Durkin said, “But I think a lot of these remaining companies still need a prod.”
Chart 6: Results on Selected AFL-CIO Key Votes*

Company	Resolution	Primary Filer	Support
		American Federation of
Affiliated	Advisory vote on	State, Country, and Municipal
Computer Services	compensation	Employees	24.6%
		International Brotherhood of
Apple	Link pay to performance	Teamsters	38.4%
	Disclose political	Sheet Metal Workers
Charles Schwab	contributions	International Association	28.8%
	Adopt comprehensive human
Chevron	rights policy	Jesuit Conference USA	26.9%
	Require majority vote for
Cintas	the election of directors	Carpenters/UNITE HERE	41.6%
	Vote on future golden	International Brotherhood of
Coca Cola Ent.	parachutes	Teamsters	30.6%
Comcast	Report on compensation	Joseph Granata	4.7%
		Amalgamated Bank's LongView
DuPont	PFOA environmental reporting	fund	22.9%
	Vote on future golden	International Brotherhood of
Exelon	Parachutes	Electrical Workers	36.2%
	Set greenhouse gas
ExxonMobil	emissions reduction goals	Sisters of St. Dominic/Caldwell	31.1%

2007 Postseason Report	- 19 -

RiskMetrics Group	www. riskmetrics.com

Ford	Report plans on healthcare challenges	Camilla Madden Trust	6.6%
Halliburton	Adopt comprehensive human rights policy	Sisters of Charity	24.4%
Hewlett-Packard	Equal access to proxy	American Federation of State County,and Municipal Employees	43.0%
KB Home	Require equity awards to be held	International Brotherhood of Electrical Workers	13.3%
McDonald’s	Implement ILO Standards	Adrian Dominican Sisters	9.8%
Pulte Homes	Require majority vote for the election of directors	Sheet Metal Workers’ International Association	47.4%
Raytheon	Approve/disclose/limit SERPs	AFL-CIO	50.2%
Safeway	Independent board chair	Bricklayers & Trowel Trades	13.8%
Stanley Works	Repeal Classified Board Structure	Connecticut Retirement Plans	79.2%
United Technologies	Advisory vote on compensation	AFL-CIO	40.2%
UnitedHealth Group	Equal access to proxy	California Public Employees Retirement System	45.3%
Verizon	Advisory vote on compensation	C. William Jones	50.2%
Wal-Mart Stores	Review impact of poor labor practices	New York City Employees Retirement System	4.6%
Wyeth	Report on drug reimportation policy	Minnesota Board of Investment	29.3%
Source: Company filings,RiskMetrics Group’s Taft-Hartley Advisory Services.
*Editor’s note: This chart includes 24 of the 29 “key votes” designated by the AFL-CIO for its 2006-07 score card, which the labor federation uses to grade investment managers. These results are calculated using “for” and “against” votes and do not include abstentions. The Cintas result is from the company’s annual meeting in October 2006. A board declassification proposal at Constellation Energy was withdrawn by the proponent following talks with the company. The key votes list also included a proxy contest at H.J. Heinz in August 2006, where the AFL-CIO supported the management slate. The labor federation also recommended withholding votes from director Carl Marbach at Toll Brothers-who received 25 percent of votes withheld. The AFL-CIO also opposed a charitable contribution initiative filed by an anti-labor group at Goldman Sachs, which received only 7.2 percent support. The labor federation also opposed the buyout of Caremark Rx by CVS, which was approved by Caremark shareholders with 93 percent support.
2007 Postseason Report

RiskMetrics Group	www.riskmetrics.com
SHAREHOLDERS OBJECT TO MORE PRIVATE EQUITY BUYOUTS
By Ted Allen, Director of Publications
Before the recent cooling of the private equity buyout boom, investors demonstrated a greater willingness this year to oppose going-private transactions and other deals.
During the first half of 2007, companies announced a record $2.5 trillion in transactions, including $616 billion in purchases by private equity firms, according to Bloomberg News. While shareholders approved the buyouts of TXU, First Data, and Equity Office Properties Trust, they did reject several deals and successfully held out for better prices in other transactions.
For instance, shareholders voted down buyouts at Cornell Cos., Eddie Bauer, and Lear. The rejection by Eddie Bauer investors in February was particularly noteworthy because no dissident investor had filed a Schedule 13D to publicly oppose the $9.25-per-share deal. In January, Cornell shareholders turned down an $18.25-per-share offer from Veritas Capital. The votes at Cornell and Eddie Bauer were among the first signs this year of an investor backlash against private equity buyouts and demonstrated that shareholders are willing—in certain cases—to take a longer-term view and risk turning down offers.
In several cases this year, companies repeatedly delayed transaction votes while they tried to build sufficient support from shareholders. One prominent example is Clear Channel Communications, where the investor vote on a buyout by Thomas H. Lee and Bain Capital was delayed four times amid opposition from Fidelity Management and Highfields Capital Management. The buyout firms eventually raised their bid from $37.60 to $39.20 per share and won 98 percent support.
Other examples of delayed transaction votes include OSl Partners and Genesis Healthcare. In June, Inter-Tel postponed a vote on its sale to Mitel Networks amid fears that investors would reject the deal. Inter-Tel shareholders approved the sale in August after the company posted disappointing second-quarter results.
In the Clear Channel transaction, the private equity acquirers sought to win over skeptical investors by offering the opportunity to obtain up to a 30 percent “stub equity” stake, so they could share in the future profits of the privatized company. Similarly, the acquirers of Harman International Industries offered a 27 percent stake to Harman’s investors. Investors became more interested in stub equity transactions after watching private equity firms take companies private and then reap substantial profits a few years later through a public offering. While these stub equity stakes generally have limited liquidity and governance rights, the Clear Channel investors have negotiated certain governance rights, including the right to elect two of the new company’s 12 board seats.
In the Clear Channel, Lear, and Topps transactions, companies were ordered by Delaware judges to delay votes after shareholders filed lawsuits alleging that directors had breached their fiduciary duties. In the Lear case, a judge ordered the company to provide more information to investors on negotiations over the CEO’s severance package. In the Topps case, the court delayed the vote on a buyout by Madison Dearborn Partners and Tornante after concluding that the board failed to act in good faith to consider a competing offer from rival UpperDeck. The Topps ruling also is notable because the court decided to keep jurisdiction over the case, even though investors sued earlier in New York state court. The case illustrates that Delaware judges want to maintain their important role in overseeing transaction disputes between companies and investors.
Several companies bypassed a shareholder vote by agreeing to a friendly tender offer. One example was Laureate Education, which agreed to a $62-per-share offer from a private equity consortium in June after shareholders—including T. Rowe Price and Select Equity Group—objected to a $60.50-per-share bid. Friendly tender offers had been all but extinct until 2006 when the Securities and Exchange Commission amended its “best price” rule to exclude employment agreement payments to insiders. Tender offers can be more advantageous to acquirers because the transactions can close more quickly and there are no record dates to
2007 Postseason Report

RiskMetrics Group	www.riskmetrics.com
contend with. Also in June, the private equity purchasers of Biomet replaced a $44-per-share buyout with a $46-per-share tender offer.
Among the most contentious deals of the year was CVS’s acquisition of Caremark Rx, a Tennessee-based pharmacy benefits manager. Facing opposition from the CtW Investment Group and other Caremark investors and a hostile bid from Express Scripts, CVS eventually increased its offer by $7.50 per share. Caremark investors, who received an additional $3.3 billion in value, approved the deal in March after a Delaware judge delayed the vote twice and ordered the company to provide more disclosure on investment bank fees and investors’ appraisal rights.
Another development this year was the greater activism by large mutual fund companies, which historically have taken a passive role. For instance, OppenheimerFunds helped lead a successful investor revolt in March at videogame maker Take-Two Interactive, where the company’s former CEO had pleaded guilty to stock option backdating. Fidelity opposed the Clear Channel buyout, while T. Rowe Price made 13D filings to challenge Laureate Education’s buyout and Diversa’s going-private transaction.
With the tightening of the corporate credit markets and some private equity firms trying to walk away from negotiated deals (e.g., Harman International and Genesco), investors presumably will be less willing to oppose transactions. In addition, TIAA-CREF, Lehman Brothers Asset Management, and other institutions have shunned some debt offerings used to finance buyouts, according to Bloomberg News,
Notable Proxy Fights
As of mid-September, 34 proxy fights had gone to a vote, up from 21 proxy contests during the same period in 2006, according to RiskMetrics Group data.
In early September, Breeden Capital Management prevailed in its proxy fight at H&R Block, winning all three seats up for election at the tax-return preparation firm. The victory by Breeden is notable since it is typically difficult for a dissident investor to win a proxy fight at an S&P 500 company.
Earlier this year, billionaire investor Carl icahn narrowly failed to win a board seat at Motorola. However, he and two allies did win representation at WCI Communities, a Florida-based homebuilder, in August.
Some proxy fights, including Applebee’s and Nabi Biopharma, settled before a shareholder vote. As of early July, 32 potential proxy fights had settled, according to RiskMetrics Group data. In February, Home Depot announced a settlement with Relational Investors and appointed David H. Batchelder to the board. The home improvement retailer has made various governance changes since 10 board members received significant withhold votes in 2006 over the firm’s executive pay practices and lagging performance.
At human resource firm Ceridian, Pershing Capital obtained four board seats after settling a proxy fight. Pershing earlier dropped its opposition to Ceridian’s $5.3 billion buyout by Thomas H. Lee Partners and Fidelity National Financial.
Chris Young, head of M&A research, and Manager Qin Tuminelli contributed to this section.
2007 Postseason Report

RiskMetrics Group	www.riskmetrics.com
SUPPORT FOR BOARD DECLASSIFICATION HOLDS STEADY
By L. Reed Walton, Staff Writer
Investor support for board declassification and rescinding supermajority rules remained high in 2007, while shareholder backing for board chairman independence and limits on “poison pill” takeover defenses slipped.
Support has remained above 60 percent on average for board declassification and the elimination of supermajority vote requirements for the approval of bylaws and other matters. Investors also gave unprecedented support to proposals requesting that shareholders owning a certain percentage of a company be able to call special meetings. However, resolutions seeking separation of the positions of chairman and CEO, and requests to put “poison pill” takeover defenses to a shareholder vote averaged less than 40 percent approval.
“The decline wasn’t that significant—you’re still getting overwhelming support,” said Professor Charles Elson, director of the John L. Weinberg Center for Corporate Governance at the University of Delaware.
Shareholder resolutions have always been “proxies for dissatisfaction for how the board was conducting itself,” . Elson said. Despite growing board responsiveness, Elson predicts little diminishment in support for shareholder-sponsored initiatives.
“The [governance] proposal is basic,” he said. “[It’s] the beginning of a dialogue-it’s not the end in itself. It’s a barometer of shareholder discontent.”
While a growing number of large companies have adopted annual elections for all directors, investors continue to express strong support for board declassification. Proposals to do away with classified board structures won an average of 63.9 percent support at 34 meetings from Jan. 1 to June 30. This marks a slight decrease from the same period last year, when declassification proposals averaged 66.8 percent investor support.
In one notably high vote, management at Cumulus Media decided to let a board declassification measure go “unopposed” at the company’s May meeting, and the proposal won 99.4 percent support. A management-opposed measure at Axcelis Technologies received nearly the same level of support, with 91.4 percent of votes cast supporting declassification of the board.
About the same number of proposals—just over 60—were filed for the 2007 proxy season as for 2006. Remarkable this year was the elevated number of withdrawals by proponents after negotiations with companies. Nineteen proposals were withdrawn, with many firms agreeing to declassify or to put the measure to a vote in 2008.
The number of company-sponsored board declassification proposals fell in 2007 as well, with 54 management resolutions going to a vote this year as opposed to 72 in 2006. More than half of S&P 500 companies (about 60 percent) have declassified their boards, according to RiskMetrics Group’s upcoming 2008 Board Practices, Board Pay study. This may serve to explain the slight decline in management proposals this year.
However, declassification proponents may start shifting their focus to smaller companies. Only 41 percent of S&P MidCap and 42 percent of S&P SmallCap companies have declassified boards, according to the Board Practices study.
Support for requests to eliminate supermajority requirements did not wane this year. Twenty proposals were voted on and averaged the same level of support-67.8 percent—as last year.
Management at 29 companies put proposals before shareholders to either scale back or repeal supermajority vote requirements in 2007, eight more than last year. Many of the firms decided to do so after a shareholder proposal on the issue received majority support in 2006. Office supply chain Staples plans to seek investor approval for this change after a shareholder proposal won 79.5 percent support this year.
2007 Postseason Report

RiskMetrics Group	www.riskmetrics.com
Investors withheld 16 percent of their votes from directors at papermaker Weyerhaeuser and withheld 39 percent support from board members at FirstEnergy after they failed to act on shareholder proposals on this topic that won more than 68 percent of votes cast at both firms in 2006.
A Surge of Special Meeting Proposals
For 10 years, shareholders have been sporadically submitting proposals asking that owners of at least 10 to 25 percent of a company’s outstanding stock be able to call special meetings.
This topic saw a tremendous leap in the number of filings in 2007. Eighteen special meeting resolutions went to a vote between Jan. 1 and June 30, as opposed to only one per year in 2004, 2005, and 2006. The proposals averaged 56.5 percent support this season. Notable high votes include 74.3 percent at Honeywell International in April, and 71.8 percent at RadioShack in May.
Investor John Chevedden, who along with his network of activists filed most of the proposals this year, said the ability of shareholders to call special meetings is important to investor-issuer communication, even though the minimum ownership stake called for in these proposals is beyond what many shareholders own. Chevedden said companies should view the significant support for these proposals as a signal to initiate dialogue with investors.
Less Support for Separation of CEO and Board Chair
Some of the resolutions that did well in 2006 saw a decline in support this year.
Proposals requesting the separation of board chair and CEO positions—or specifically the establishment of an independent outsider as board chair-fared less well this season. Of the 40 proposals that were voted between Jan. 1 and June 30, support averaged 24.8 percent, down from 30.2 percent at 47 meetings during the same period in 2006. Independent chair proposals at five companies won more than 40 percent support this season with two resolutions-at Newmont Mining in April (51.9 percent) and CVS/Caremark in May (52.7 percent)—receiving the backing of over half the votes cast “for” and “against.”
Notwithstanding this decline, more companies than ever before have separate board chair and CEO positions. According to the 2008 Board Practices, Board Pay study, 45 percent of S&P 1,500 companies have separated the positions of board chair and CEO, up from 37 percent at the close of 2005. In contrast with board declassification, many more small- and mid-cap companies (46 and 52 percent, respectively) have a separate board chair than do S&P 500 companies (37 percent). (In all of these groups, some of these separate board chairs are former CEOs who would not be classified as independent under RiskMetrics Group’s benchmark voting policies.)
The decline in support for these shareholder proposals also may be due to the fact that more companies are appointing lead or presiding directors. The number of S&P 1,500 firms with a lead director has skyrocketed, growing from 2 percent in 2002 to 53 percent this year, according to the board study.
Support for cumulative voting proposals filed by investors also slipped this past proxy season. Cumulative voting strengthens the ability of minority shareholders to elect candidates to the board by allowing them to vote all of their shares in favor of any of the nominees in any combination rather than the “one vote per share” per nominee standard. Cumulative voting proposals won an average of 34.2 percent across 22 meetings, down from last year’s average of 39.8 percent. As more companies adopt majority vote standards for directors, investors may view cumulative voting rights as less important.
Mixed Results for Pill Limits
The drop in support was much more precipitous this year for investor proposals to repeal “poison pills” or put those defenses to a shareholder vote. Average support fell from 55.6 percent at 11 meetings in 2006 to 40.9 percent at 14 meetings this year.
2007 Postseason Report

RiskMetrics Group	www.riskmetrics.com
There were some notable high votes on redeem-or-vote poison pill proposals in 2007, including 79.3 percent support at MeadWestvaco and 73.4 percent on a binding proposal filed by investor Nick Rossi at Hewlett-Packard. However, pill-limiting proposals at Halliburton, Verizon Communications, and General Motors received less than 20 percent support.
Navistar, which makes trucks, was among the companies adopting poison pills this year. Navistar said it adopted a one-year pill to fend off a hostile takeover while it works to get current in its financial reporting. At least 10 other U.S. companies instituted pills this year without seeking shareholder approval, according to RiskMetrics Group data.
Poison pills also prompted investors to withhold support from directors this year. At SanDisk, seven board members received more than 32 percent negative votes after they failed to put the technology company’s poison pill to a shareholder vote.
At Penn National Gaming, the presence of a “dead hand” pill (that can’t be undone by future directors) contributed to more than 32 percent investor opposition against two directors. UNITE HERE, a union that represents hotel and casino workers, criticized the pill during its “vote no” campaign against the directors.
Information technology firm CA put an amended poison pill to a vote in August after a 2006 proposal by Harvard University Law Professor Lucian Bebchuk received 48 percent support. This year, Bebchuk filed a proposed bylaw at Walt Disney calling for a one-year limit on all future pills not ratified by a majority of shareholders. The measure won 58 percent support at Disney’s March meeting, and the company’s board amended its bylaws to require pills to be approved by two-thirds of the directors, with a majority of independent directors in favor.
Bebchuk filed several other unique proposals that fared less well. A resolution asking that any amendments to the poison pill be approved unanimously by the board won 16 percent at Chevron, while a similar resolution asking that pills be approved by 80 percent of board members won 9 percent support at El Paso. Bebchuk’s proposal at Time Warner requesting that director compensation be ratified by shareholders if a poison pill has been in place for more than a year without a shareholder vote won only 5 percent support.
Prof. Elson has noted that many investors consider pills more acceptable as an anti-takeover measure when not used in conjunction with a classified board. Fewer large companies are maintaining classified boards, which may have prompted the decline in shareholder support for pill-limiting proposals.
“The pill in the hands of a responsible board [is preferable to] a pill in the hands of a board that is insulated from shareholder pressure,” Elson said this year. He noted that pills adopted by unresponsive boards are often seen by shareholders as devices for director entrenchment rather than the value-creating strategies that can be deployed responsibly.
2007 Postseason Report

RiskMetrics Group	www.riskmetrics.com
WITHHOLD VOTES: INVESTORS SEND A MESSAGE TO BOARDS
By Ted Allen, Director of Publications
While there were fewer headline-grabbing shareholder revolts this year, investors stilt managed to use their proxy votes to send a message to boards.
Although the vast majority of directors at U.S. companies were elected with more than 95 percent support, it appears that investors have become more willing to withhold support from board members, even in the absence of a high-profile “vote no” campaign. According to RiskMetrics Group data, directors at 64 S&P 500 companies received more than 10 percent opposition in 2007, up from 57 issuers last year. In 2004, directors at 15 large firms encountered that level of dissent.
“Shareholders used to be quite reluctant to vote no,” Amy Borrus, deputy director of the Council of Institutional Investors, said after an investor revolt at Yahoo! led to the resignation of CEO Terry Semel in June. “Shareholders are becoming more emboldened and more willing to hold directors personally accountable for their performance.”
Most notably, there has been a significant increase in investor opposition to directors who ignored majority-supported shareholder proposals. At 13 S&P 500 companies, directors received more than 10 percent opposition after failing to implement a majority-backed shareholder proposal, in 2006, this happened at just five S&P 500 firms.
Three directors at Newell Rubbermaid received more than 41 percent opposition after failing to implement a majority-endorsed proposal to declassify the company’s board. At Boston Properties, two directors got 44 percent negative votes after the board failed to heed declassification proposals that received majority backing in 2006, 2005, and 2004. This season, a declassification proposal won 83 percent support.
At FirstEnergy, 10 directors received withhold votes ranging from 27 to 39 percent after the company failed to act after shareholders gave majority support to proposals seeking to rescind supermajority voting rules for two consecutive years. At Lockheed Martin, Stanley Works, Centerpoint Energy, International Paper, and McGraw-Hill, investors withheld more than 30 percent of their votes from at least one director after the companies failed to act on majority-backed shareholder proposals. (For a list of other S&P 500 firms where there were significant withhold votes, please see Chart 7.)
As more companies adopt majority vote bylaws, directors may face a greater risk in the future if they continue to ignore majority-supported investor proposals. As Cary Klafter, Intel’s corporate secretary, said at an SEC proxy roundtable in May: “We’re entering an era where every vote is a potential proxy contest.”
Also this year, there was an increase in the number of firms where compensation concerns prompted investors to withhold their support. Overall, directors received more than 10 percent opposition at 18 S&P 500 companies where pay issues were a concern. In 2006, that happened at seven large companies.
Apple, Home Depot, King Pharmaceuticals, and Occidental Petroleum were among the firms where at least one director received more than 30 percent opposition. Most of these high withhold votes stemmed from investor dissatisfaction over how the directors responded to the past misdating of stock option grants. (For more details on pay-related withhold votes, please see the Compensation section of this report.)
There were fewer (but still a significant number) of high withhold votes against directors who serve on a large number of boards, which suggests that companies are responding to shareholder concerns about director workloads. This year, “over-boarded” directors at 18 firms received more than 10 percent opposition, down from 22 companies last year. (Editor’s note: Under RiskMetrics Group’s benchmark voting guidelines, a director who sits on more than six public company boards is considered “over-boarded.”)
2007 Postseason Report

RiskMetrics Group	www.riskmetrics.com
There also were fewer negative votes over affiliated outsiders on key board committees; directors at six firms encountered more than 10 percent opposition for that reason, down from 16 firms in 2006. (Editor’s note: Some of this reduction may stem from changes in RiskMetrics Group’s policies on director independence, specifically those concerning professional services and the employment of relatives.) This year, directors at Barr Pharmaceuticals and Consol Energy received more than 40 percent opposition because of their status as an affiliated outsider on a key committee.
Chart 7: 2007 Withhold Votes Against S&P 500 Directors

Withhold %	Issue
50% or above
Starwood Hotels	Attendance
40-50%
Barr Pharmaceuticals	Affiliated outsider on key committee
Boston Properties	Ignored majority vote on shareholder proposal
CVS/Caremark	Compensation/oversight issues related to merger
Consol Energy	Affiliated outsider on key committee
Kimco Realty	Failed to establish majority independent board
New York Times Co.	Unresponsive to shareholders concerns about dual-class structure
Newell Rubbermaid	Ignored majority vote on shareholder proposal
30-40%
Affiliated Computer	Compensation
Air Product & Chemicals	Attendance
Apple	Compensation
Centerpoint Energy	Ignored majority vote on shareholder proposal
First Energy	Ignored majority vote on shareholder proposal
Home Depot	Compensation
International Paper	Ignored majority vote on sharehholder proposal
King Pharmaceuticals	Compensation
Lockheed-Martin	Ignored majority vote on shareholder proposal
McGraw-Hill	Ignored majority vote on shanreholder proposal
Occidental Petroleum	Compensation
ProLogis	Over-boarded
SanDisk	Failed to bring poison pill to an investor vote
Southwest Airlines	Failed to establish majority independent board
Textron	Compensation
The Stanley Works	Ignored majority vote on shareholder proposal
Wells Fargo	Affiliated outsider on key committee
Yahoo!	Compensation

20-30%.
Apache	Affiliated outsider on key committe
Ball Corp.	Ignored majority vote on shareholder proposal
Corning	Ignored majority vote on shareholder proposal
Exelon	Over-boarded
FPL Group	Over-boarded
2007 Postseason Repoort

RiskMetrics Group	www.riskmetrics.com

Withhold %	Issue
General Electric	Over-boarded
Gilead Sciences	Over-boarded
HESS	Compensation
Intel	Affiliated outsider on key committee
Jones Apparel Group	Over-boarded
Laboratory Corp. of America	Over-boarded
Monster Worldwide	Compensation
Morgan Stanley	Over-boarded
Newmont Mining	Compensation
Pactiv	Over-boarded
Peabody Energy	Ignored majority vote on shareholder proposal
Pulte Homes	Ignored majority vote on shareholder proposal
Solectron	Compensation
Toll Brothers	Compensation
United States Steel	Over-boarded
UnitedHealth Group	Compensation
Valero Energy	Over-boarded
Weyerhaeuser	Ignored majority vote on shareholder proposal
Xcel-Energy	Attendance

10-20%
Caterpillar	Over-boarded
Coca- Cola	Over-boarded
Emerson Electric	Over- boarded
Genuine Parts	Over-boareded
IAC (InterActive Corp.)	Failed to establish independent nominatination
KB Home	Compensation
M&T Bank	Over-boarded
Simon Property Group	Affiliated outsider on key committee
SunTrust Banks	Over-boarded
Tenet Healthcare	Compensation
Texas Instruments	Compensation
Tyson Foods	Failed to establish majority independent board
Qwest Communications	Over-boarded
Verizon Communications	Compensation
Sources: Company regulatory filings and RiskMetrics Group vote recommendations. Companies are categorized based on the highest withhold votes received by one of their directors. The issue column is derived from vote recommendations and other research.
Majority Withhold Votes
Attendance concerns, which have sparked some high withhold votes in past seasons, led to majority withhold votes at three firms this year.
Historically, very few directors at U.S. companies have received more than 50 percent opposition. In 2006, just eight directors out of more than 31,000 on corporate ballots failed to receive majority support, according to RiskMetrics Group data. In the past, there have been only a few examples (e.g., Federated Department Stores in 2004 and Career Education in 2005) of such votes at well-known companies.
2007 Postseason Report

RiskMetrics Group	www.riskmetrics.com
At Starwood Hotels, an S&P 500 firm, director Jean-Marc Chapus received 61 percent opposition over meeting attendance. That company has plurality voting, so Chapus was re-elected despite the majority withhold vote.
At diagnostic testing equipment manufacturer Gen-Probe, investors withheld more than 70 percent support from director Mae C. Jemison after the San Diego-based company reported that she attended less than 75 percent of the 2006 board meetings. Gen-Probe, an S&P 1,500 firm, requires directors to receive majority support to be elected, so Jemison submitted a letter of resignation. The board, acting pursuant to Gen-Probe’s director resignation policy, ultimately decided not to accept her resignation, citing her “substantial contributions to the company.” The board determined that her absences were excusable, and said at least one was due to poor communication on the part of the company.
At Quiksilver, board member Laurent Boix-Vives received 52 percent opposition after the California-based sports apparel maker reported that he attended less than 75 percent of 2006 board meetings.
Investors also withheld a majority of the votes cast from two directors at Analogic, a Massachusetts-based healthcare technology firm. The company’s board had failed to heed a shareholder declassification proposal that received support from a majority of the company’s outstanding shares in 2006. John A. Tarello, a former senior vice president and treasurer at Analogic, received almost 60 percent opposition. Both Quiksilver and Analogic are Russell 3000 firms.
Disputed Election at CVS/Caremark
The board election receiving the most investor attention this year was at CVS/Caremark, where director Roger Headrick stepped down after an investor revolt. The CtW Investment Group (the investment arm of the Change to Win labor federation) waged a “vote no” campaign against Headrick and Lance Piccolo, who served on Caremark Rx’s board before the pharmacy benefits firm was acquired by the CVS drug-store chain.
CtW opposed the CVS transaction, arguing that Caremark’s board failed to adequately consider strategic alternatives and presided over a flawed merger process. The labor fund complained that the board initially failed to negotiate a significant premium for shareholders, despite the fact that Caremark directors and officers were to receive substantial change-in-control payments. CtW also raised questions about the timing of option grants received by six Caremark board members.
In March, Caremark investors approved the deal after CVS sweetened its offer several times to fend off a hostile bid from Express Scripts. Caremark investors ultimately received an additional $3.3 billion in value because of shareholder pressure and the rival bid.
The combined company held its first annual meeting in May. CtW opposed Headrick, who was the lead independent director at Caremark, arguing that he failed to play an active role in ensuring independent oversight of the sale process. The labor investor also questioned the independence of Piccolo, who was a former Caremark consultant and executive.
CVS/Caremark, which now has a majority election requirement, reported that Headrick received a 44 percent withhold vote, while Piccolo had 33 percent opposition. CtW urged the board to request Headrick’s resignation, arguing that he would have failed to receive majority support if 264.7 million uninstructed “broker votes” had not been counted. The California Public Employees’ Retirement System, New York City’s comptroller, and North Carolina’s state treasurer also weighed in to support CtW.
Under current New York Stock Exchange (NYSE) rules, brokers may cast their clients’ shares in uncontested board elections if they do not receive voting instructions 10 days before a company meeting. The NYSE has proposed to change this rule to bar the counting of these votes in board elections. Investor advocates support this change, noting that broker votes are typically cast for management nominees and can undermine the impact of “vote no” campaigns.
2007 Postseason Report

RiskMetrics Group	www.riskmetrics.com
The rule change, which was to take effect Jan. 1, 2008, requires the approval of the Securities and Exchange Commission. However, the NYSE, in a Sept. 24 letter to its listed companies, said the proposed change would not take effect before the 2008 proxy season. The exchange said the broker vote issue was being considered by the SEC “as part of a broad range of issues relating to shareholder communications and proxy access.”
The vote at CVS/Caremark has been cited by CtW as “Exhibit A” as to why the SEC should approve this rule change. The casting of broker votes in director elections has become a more significant issue, because a growing number of companies (like CVS) now require board nominees to receive a majority of votes cast in uncontested elections to be elected.
“Before this proxy season, all of this was theoretical,” said Bill Patterson, CtW’s executive director. At CVS/Caremark, Patterson said, “the broker votes were decisive and that’s clear.”
In July, CVS/Caremark announced that Headrick had retired from the board. CtW claimed victory, noting in a press release that investors had “succeeded in removing” Headrick and “holding him accountable for his past failures to protect Caremark shareholders.”
However, Headrick told Bloomberg News that the investor complaints were not a factor in his decision to step down. “I have a lot of other things to do that I’m involved in and want to pursue,” he said.
Other Notable Votes
There also was a high profile withhold vote campaign at the New York Times Co. For the second year in a row, Morgan Stanley Investment Management and other investors protested the publishing company’s unequal voting rights by withholding support from the four directors who are elected by public Class A shareholders. This year, there was 42 percent opposition, up from 30 percent in 2006.
At infoUSA, three directors received more than 38 percent opposition amid a “vote no” campaign by hedge fund Dolphin LP, which waged a proxy fight in 2006. This show of dissent is remarkable, given that insiders own 43 percent of the Nebraska-based mailing-list company’s shares. Dolphin complained that the board has failed to stop CEO Vinod Gupta from pursuing a “creeping” takeover of the company without paying a premium to shareholders.
At apparel maker Kellwood, investors withheld almost 49 percent support from director Jerry Hunter. He was opposed by CalPERS, which questioned his independence and noted that he received a 51 percent negative vote when he last appeared on the ballot in 2005. Hunter, who serves on Kellwood’s compensation committee, is a partner in a law firm that provided $86,723 in legal services to the company in fiscal year 2006.
Taft-Hartley Advisory Services Analyst Edward Kamonjoh contributed to this article.

2007 Postseason Report	- 30 -

RiskMetrics Group	www.riskmetrics.com
SOCIAL PROPOSAL SUPPORT CONTINUES TO GROW
By Meg Voorhes, Director, Social Issues Service, and Carolyn Mathiasen, Editor, Social Issues Service
Support for U.S. shareholder proposals on social and environmental issues increased measurably this year.
Of 174 proposals that came to a vote between Jan. 1 and June 30, two won majority support despite management opposition. Another 40 earned more than 15 percent of the shares voted, according to results reported by proponents and issuers.
As in 2006, investors primarily supported proposals asking companies to disclose and monitor their political contributions, to expand or report on their fair employment policies, and to issue broad-based reports on sustainability. These types of proposals received, on average, the support of 20 percent or more of shares cast. In a new trend, more investors are favoring proposals asking companies to track and reduce their greenhouse gas emissions. Those proposals received almost 20 percent average support this year. (For more details on the average support for various social proposals, please see Chart 9.)
The 174 social issues proposals that have come to a vote through June represent only about half the number (344) filed during the first half of the year. Shareholder proponents withdrew many of their resolutions, often after fruitful discussions with managers at the targeted corporations. In other cases, companies were able to obtain permission from the staff of the Securities and Exchange Commission to omit certain proposals from their proxy statements.
Withdrawal Trends
For many social and environmental activists, achieving a solid withdrawal agreement constitutes a greater success than a high vote, and 2007 has produced many withdrawals. Proponents have settled 109 so far, seven more than in all of 2006, giving them a good shot at the record for withdrawals of 113 set in 2005. While some proponents have traditionally been willing to withdraw resolutions for little more than the promise of continued discussion, the bulk of the 2007 withdrawals have taken place after the target companies agreed to fully implement the proposals.
Most notable was the breaking of the logjam on proposals asking companies to disclose their political contributions, a campaign conducted by labor unions, social investing firms, and religious groups over the last four years. Twenty-two companies agreed to disclosure this proxy season, compared with only nine in the first three years of the campaign.
Also withdrawn were 13 proposals in the greenhouse gas campaign, reflecting the increasing inclination of the corporate world to engage on that issue. The continued willingness of corporations to embrace sustainability reporting was clear in the withdrawal of 19 out of 39 proposals asking for reports. Corporations continue to outpace legislators in supporting sexual orientation non-discrimination, though the ratio of withdrawals was down a bit from recent years; 15 of 23 proposals opposing workplace discrimination on grounds of sexual orientation were withdrawn.
SEC Decisions
So far this year, the staff of the SEC’s Corporation Finance Division has issued “no action” letters allowing companies to omit 63 social or environmental resolutions on the grounds that they violate Rule 14a-8, up from 56 in all of 2006. This rule allows companies to bar proposals that have technical problems, such as being filed late, and lists 13 substantive reasons for omission. As usual, the “ordinary business” exclusion accounted for most of the 2007 social issues omissions.

2007 Postseason Report	- 31 -

RiskMetrics Group	www.riskmetrics.com
For many years, the staff’s interpretation of the ordinary business exclusion was predictable and in line with SEC bulletins. But recently, some of the calls have left investors scratching their heads. The most inexplicable was a staff decision earlier this year to require one company to include a proposal on corporate healthcare challenges while allowing five others to omit an identical resolution. In the charitable contributions area, the commission backed away—but only in part—from a policy of requiring companies to include resolutions asking for comprehensive reporting even when it was clear that the proponents were concerned mainly about giving to certain types of groups.
The SEC staff also seemed to struggle in interpreting its own June 2005 Bulletin 14-C explaining that resolutions can be excluded on ordinary business grounds if they involve “an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public’s health.” Since the staff has often complained that Rule 14a-8 puts it in the uncomfortable position of making too many judgment calls, the staff’s problems with the business risk issue raised questions as to why it had issued the June 2005 bulletin in the first place.
Whether by accident or design, however, the net result of these decisions at the SEC was to produce a noticeable uptick in the percentage of proposals that were omitted-18 percent, compared with an average of 15 percent over the past five years.
What follows is a summary of issues investors deemed to be key this proxy season, as evidenced primarily by support levels. These proposals will likely be resubmitted next year based on their showing and the formula the SEC now uses to determine resubmission eligibility: First-year proposals must win at least 3 percent support of votes cast “for” and “against” to qualify for resubmission an additional year; second-year proposals must get at least 6 percent; and proposals in their third year or more must score at least 10 percent.
Environment
Investors this year filed 80 environmental proposals, again the most of any social issue area. There were a number of important withdrawals, especially of climate change proposals, and some confusing calls at the SEC.
The largest category of environmental proposals to come to a vote focused on climate change, mostly urging companies to review their energy use and greenhouse gas emissions.
These resolutions clearly are gaining support from investors. The average vote for such proposals has risen to just under 20 percent, up from 17 percent last year. Moreover, a new record of support may have been set for a shareholder proposal on this issue. A New York City Employees’ Retirement System request that Allegheny Energy’s independent directors report on how the company plans to “significantly reduce carbon dioxide and other emissions” received 39.5 percent support. (For details on other notable votes for social proposals, please see Chart 8.)
Meanwhile, proponents and issuers came together to reach agreements on many environmental issues, with investors withdrawing 18 climate change proposals alone.
Calvert, for example, withdrew two resolutions at Hartford Financial and Prudential, and the American Federation of State, County, and Municipal Employees (AFSCME) withdrew at Chubb. The AFSCME withdrawal came in the face of a looming no-action letter on ordinary business grounds-the insurance industry has always been able to make the case at the SEC that evaluation of climate change effects boils down to an ordinary business issue in its particular case-and in return only for a promise from Chubb to keep talking about the issue. Hartford and Prudential agreed to respond to the climate risk disclosure questionnaire submitted annually by the Carbon Disclosure Project and to make public assessments of the effects of climate change on their businesses.

2007 Postseason Report	- 32 -

RiskMetrics Group	www.riskmetrics.com
Sustainability
The number of resolutions proposed asking for sustainability reporting nearly doubled to 39, from the 20 proposed in both 2005 and 2006, as the New York City pension funds stepped up their campaign on the issue. The topic continued to produce a high percentage of withdrawals, as about half the target firms worked out agreements, usually promising to write the reports. The proponents of sustainability reporting generally argue that “non-financial” risk factors—such as corporate environmental and labor practices—may in fact be critical to predicting long-term shareholder value.
Sustainability resolutions continued, as they have for a few years now, to win some of the highest levels of support from investors voting on social and environmental issues. The most support came at Dillard’s (46.4 percent), Comerica (45 percent), and Hasbro (44.8 percent).
Human Rights
For the second year, the number of human rights proposals increased; 20 were put forward, of which four were withdrawn and four omitted. The proposals ran the gamut from general requests for a human rights policy to resolutions focused on Internet censorship.
The highest vote came for a proposal by Christian Brothers Investment Services at Newmont Mining. The board chose to endorse it in the proxy statement, resulting in 95 percent support. The proposal asked Newmont’s independent directors to evaluate the company’s policies and practices relating to existing and potential opposition from local communities.
A repeat proposal from religious investors asking Boeing to adopt comprehensive human rights policies received 25 percent of votes cast. Boston Common Asset Management, meanwhile, won 10 percent support for its first-year proposal asking ConocoPhillips to report on its efforts to obtain the consent of indigenous peoples in its areas of operation.
Judith Porter, however, received only 2.4 percent support for her closely watched proposal asking Berkshire Hathaway to divest from firms that operate in countries that U.S. companies are barred from entering under U.S. law. The resolution was aimed at Berkshire’s portfolio investment in PetroChina, whose parent company is deeply involved in Sudan. Porter’s resolution marked the first time that a resolution concerning alleged genocide in Sudan had been raised at a U.S. company.
The Financial Times reported in June that Berkshire Hathaway had reduced its stake in PetroChina, though the company did not say it made the reduction in response to Porter’s proposal.
Labor Rights
Two well-known social investors, Domini Social Investments and Calvert Asset Management, joined with the International Brotherhood of Teamsters and the Service Employees International Union in filing a repeat proposal that urged FirstGroup, a U.K.-based transportation firm, to adopt a workplace human rights policy based on International Labor Organization (ILO) standards. The proponents contended that FirstGroup’s board had not made good on its commitment last year to “stamp out anti-union behavior” in its U.S. operations. FirstGroup also is seeking to acquire U.S. mass transit and bus company Laidlaw International, which would more than triple its unionized work force to 30,000.
The proposal at FirstGroup received 3.5 percent support. Overall, ILO-related proposals averaged 13 percent support at six firms this year. The best showing for an ILO proposal was a 27 percent vote at Chevron.

2007 Postseason Report	- 33 -

RiskMetrics Group	www.riskmetrics.com
Political Contributions
The coordinated campaign developed by the Center for Political Accountability to get companies to report on their political contributions, policies, and decision-makers began to show real gains in its fourth year.
Not only were there many high votes, but the coalition of proponents—including labor unions, pension funds, environmental groups, and socially responsible investment managers—achieved 22 withdrawal agreements, compared with only nine in the first three years of the campaign. A number of the companies agreed not only to the basic requests for information, but also to report their trade association dues, an element added to many of the resolutions beginning in 2006.
The Center for Political Accountability’s resolution came to votes at 26 companies through June 30. The proposals averaged 20.5 percent support; the most notable result was at Unisys, where 51 percent of votes cast supported the first-year proposal.
Uncertain Future for Social Proposals
While many social and environmental proposals received greater support this year, their future is uncertain. In late July, the SEC sought public comment on several suggestions to reduce the number of non-binding resolutions that appear on proxy statements.
Social and environmental investors have expressed concern over at least three of these ideas. The SEC has asked whether boards should be allowed to opt out of non-binding proposals without obtaining investor approval if the company is incorporated in a state that would permit such a change. Second, the SEC asks whether companies should be allowed to institute electronic shareholder forums in lieu of non-binding proposals.
Finally, the agency is seeking comment on whether to raise resubmission thresholds to 10, 15, and 20 percent. Such a change would primarily impact social resolutions, which historically have received less support than many governance proposals.
The Social Investment Forum and the Interfaith Center on Corporate Responsibility have launched a letter-writing campaign to urge the SEC to maintain shareholders’ current rights to file non-binding resolutions.
“We strongly oppose the proposals, which would either eliminate the shareholder resolution process or make it much more difficult to sponsor resolutions,” Tim Smith, chairman of the Social Investment Forum and a senior vice president at Walden Asset Management, said at a press conference in August.
Director of Publications Ted Aden, Staff Writer L. Reed Walton, and Taft-Hartley Advisory Services Analyst Roel Delgado contributed to this section.

2007 Postseason Report	- 34 -

RiskMetrics Group	www.riskmetrics.com
Chart 8:High Votes on Key Social Issues Proposals

Company	Resolution	Primary Filer	Support
	Review human rights record in	Christian Brothers Investment
Newmont Mining	areas of operation	Services	95.3%
HCC insurance	Implement equality principles	New York City Funds	52.2%
	Report on political donations and
Unisys	policy	Calvert	51.1%
		Christian Brothers Investment
Dillard’s	Issue sustainability report	Services	46.4%
Comerica	Issue sustainability report	Walden Asset Management	45.0%
	Adopt sexual orientation anti-bias
Commercial Metals	policy	Walden Asset Management	43.0%
	Report on/reduce greenhouse gas
Allegheny Energy	emissions	New York City Funds	39.5%
Boston Properties	Report on energy efficiency plans	New England Friends	32.6%
LIncare Holdings	Increase efforts to diversify board	Calvert	32.0%
	Set greenhouse gas emissions	Sisters of St. Dominic/
ExxonMobil	reduction goals	Caldwell	31.1%
	Report on drug reimportation	Minnesota Board of
Wyeth	policy	Investment	29.3%
	Adopt comprehensive policy on
Chevron	human rights	Jesuit Conference USA	26.9%
Home Depot	Report on EEO	Walden Asset Management	25.6%
Dow Chemical	Report on toxics phaseout plan	Sisters of Mercy	22.2%
	Review/reduce asthma triggers in
Dow chemical	pesticides	Trillium Assets Management	17.8%
	Review National Petroleum
Conoco Phillips	Reserve — Alaska	Green Century Funds	16.7%
	Take Steps against abetting
Yahoo!	repression/censorship	New York City Funds	16.6%

Source:RiskMetrics Group data.

2007 Postseason Report	- 35 -

RiskMetrics Group	www.riskmetrics.com
Chart 9: Average Support for Social Proposals

	No. of Resolutions		Average
Subject	Voted On		Votes (%)
	2007*	2006	2007*	2006
Animal Welfare	17	19	6.3	6.3
Environment (Climate)	14	7	19.7	17.4
Environment(Other)	23	36	10.3	9.6
Equal Employment[1]	9	9	37.0	29.6
Global Labor	9	15	9.0	15.5
Human Rights[2]	12	10	20.7	14.9
Political Contrib./Ties[3]	34	35	20.5	20.5
Sustainability Reporting	17	10	24.4	23.8

*For annual meetings through June 30

[1]	In 2006, six of the equal employment proposals that came to votes asked for equal treatment on the basis of sexual orientation and/or gender identity, and three proposals asked for greater disclosure on policies and statistics related to groups protected by federal fair employment laws. In 2007, nine of the proposals voted on through June 30 fell into the first group, and one into the second.

[2]	The average support level in 2007 is skewed upward by a management-supported resolution to Newmont Mining that got 95 percent support. Excluding the Newmont Mining vote, the average for these proposals was 11.8 percent.

[3]	The average support level in 2006 is skewed upward by a management-supported resolution to Amgen that got 75.5 percent support. Excluding the Amgen vote, the average for these proposals was 18.8 percent.

2007 Postseason Report	- 36 -

RiskMetrics Group	www.riskmetrics.com
INTERNATIONAL MARKETS DEPLOY MORE TAKEOVER DEFENSES
By Subodh Mishra, Managing Editor
The growing trend toward protectionism and its impact on governance practices in a variety of international markets represented a key theme in 2007. Politicians joined corporate managers in calling for strengthened takeover defenses, often to ward off cash-rich investment funds controlled by foreign governments, or, in some cases, activist investors keen to unlock value.
The growing use of “poison pill” defenses in Japan provides the most tangible evidence of the latter. Japan’s judiciary backed the deployment of a pill that was seen by many analysts as discriminatory and designed specifically to thwart efforts by a foreign fund to acquire a domestic company.
The French and German governments, meanwhile, announced plans to install a “golden-share” defense at aerospace giant EADS after funds operating on behalf of the government of Dubai and a state-controlled Russian bank bought stakes in EADS.
The announcement was not surprising in light of a European Union-commissioned study, released in June, which found “control enhancement mechanisms,” such as multiple voting rights and voting rights caps, to be widespread and deeply rooted in local legal structures.
Their prevalence has led market regulators to question the efficacy of an EU-wide one-share, one-vote policy, observers say. Moreover, the continued growth in private equity and hedge fund activism in continental Europe is a potent reminder of the need for such defenses, corporate managers and many politicians argue.
As Japan and Europe grappled with the issue of takeover defenses, U.K. corporations and investors were busy adjusting to a sweeping overhaul of the market’s corporations law. Key changes include provisions aimed at facilitating electronic communications between corporate issuers and shareholders, as well as those that may increase liability for directors.
Meanwhile, Australian investors were far more active. According to RiskMetrics Group records, more investors voted at annual meetings during the market’s late 2006 proxy season, while dissent levels also increased.
Executive compensation and majority voting were key issues in Canada this proxy season, while at least one shareholder advocacy group is stoking efforts to give investors a “say on pay” advisory vote at annual meetings in 2008, much as investors in the U.S. pushed for this proxy season.
The following are summaries of developments in major capital markets and regions over the past year.
Australia
Shareholders of Australian corporations challenged managers more than ever this past proxy season. Voting levels increased during the most recent proxy season that took place in late 2006, as did levels of dissent on controversial resolutions.
At shareholder meetings of the market’s top 200 companies, an average of 54.4 percent of all securities were voted in 2006, compared with 47.9 percent in 2005 and 47.2 percent in 2004.
The average dissenting vote-defined as “against” votes plus “abstentions”—on all resolutions was 5.6 percent of votes. On resolutions deemed controversial for straying from local governance principles, the average dissenting vote was 21.7 percent, according to RiskMetrics data. The average dissent vote on all resolutions in the 2005 season stood at 7 percent, which is higher than that evidenced in 2006. Notably, however, the number is far lower on controversial resolutions when in 2005 the average dissent for such proposals stood at 16.2 percent.

2007 Postseason Report	- 37 -

RiskMetrics Group	www.riskmetrics.com
The changes reflect an increased willingness on the part of shareholders to express their opposition to controversial practices including those tied to executive pay. Starting in 2005, investors in Australian companies have been able to cast a non-binding vote on corporate pay policies and practices.
Meanwhile, the debate over changes to the shareholder approval process for executive pay in Australia came to a head over the past year, while the ASX (Australian Stock Exchange) Corporate Governance Council updated its Principles and Recommendations for the first time since they were issued in 2003.
In August, the council released revised principles that were the culmination of a review process that began in November 2006. The number of principles has been reduced from 10 to eight, with two previous stand-alone principles-dealing with encouraging enhanced performance and respecting the rights of stakeholders—now incorporated into the remaining principles. The revised document continues the “comply or explain” approach to governance reporting adopted by the ASX, whereby listed companies are required to disclose if they comply with the principles and accompanying recommendations, or why they fail to comply.
More broadly, the revised principles do not include any new recommendations or disclosure requirements around environmental and social risks, despite much speculation about how the council would respond to increased calls for standardized reporting on these areas. The council instead decided that reporting on these risks was better dealt with under existing recommendations on risk reporting by listed companies.
As part of its review of the principles, the council, which comprises the ASX and 20 bodies representing company directors, executives, accountants, institutional and retail shareholders, asked respondents to consider changes to ASX Listing Rule 10.14 that were made at the end of 2005.
Prior to 2005, Rule 10.14 required shareholder approval for the acquisition by a director of equity securities under an employee security scheme. The rule was then changed to allow companies to acquire securities on-market using company funds and then pass them to directors. It also emerged during the second half of 2006 that the ASX, under a long-standing policy dating back at least to 1999, had granted companies waivers from 10.14 and that at least one listed company-after suffering a shareholder revolt over a proposed equity grant to its CEO-had subsequently opted to use a waiver to avoid having to seek shareholder approval for future grants of equity.
Investors urged the council to change Rule 10.14 to remove the “on-market exemption,” while companies and groups representing directors and chief executives, such as the Business Council of Australia, called for the exemption to be retained. The council has now referred the review of Rule 10.14 to the ASX as overseer of the listing rules.
Canada
Canadian public companies continued to adopt director resignation policies in 2007 at the urging of the Canadian Coalition for Good Governance (CCGG). Close to 70 issuers (up from about 35 in 2006) have now implemented a resignation policy that is triggered if votes withheld from a director nominee exceed 50 percent of the votes cast.
Absent again this year were shareholder proposals requesting adoption of majority vote standards as Canadian investors seem content to let the CCGG, whose 48 members hold roughly $1.2 trillion in assets under management, engage directly with issuers, bringing substantial clout to the discussions.
Shareholder proposals aimed at board-related issues were limited to those submitted to large banks, none of which received more than 6 percent support. However, shareholder concern over risks associated with hedge fund activity saw one resolution—requesting disclosure related to any interests in hedge fund activities-receive support of between 9.5 percent and 14.8 percent at the banks.

2007 Postseason Report	- 38 -

RiskMetrics Group	www.riskmetrics.com
Canada’s big banks, which annually see the vast majority of all shareholder proposals filed, include: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Bank of Nova Scotia, Laurentian Bank of Canada, National Bank of Canada, and Toronto-Dominion Bank.
Investors also continued to focus on executive compensation this proxy season. Of the 34 compensation-related resolutions, just six were withdrawn, while those that went to a vote generated the highest levels of support of any shareholder proposal. Compensation-related proposals comprised 36 percent of the total filed, and almost all were submitted to firms in the financial sector.
Regulators, meanwhile, also have sharpened their focus on compensation. The Canadian Securities Administrators (CSA) have proposed new executive compensation disclosure rules. The CSA had planned for the new rules to take effect in January, but the regulators announced in late August that they would revise the rules further in response to public comments. While certain elements of the proposed disclosure requirements mirror those recently instituted by the U.S. Securities and Exchange Commission, Canadian regulators have taken a less prescriptive approach, leaving out some provisions of the U.S. regulations.
The current version of the draft rules calls for companies to provide a total compensation figure in the summary compensation table for each named executive officer (NEO). Also proposed is a new compensation discussion and analysis (CD&A) similar to U.S. requirements. Following the U.S. example, all equity compensation in the summary compensation table will, as proposed, be disclosed using the compensation cost as reflected in the financial statements. However, immediately following this table, companies are to provide supplementary disclosure on the grant date value of all stock and options awarded to NEOs in the last fiscal year.
The current draft rules also would require disclosure of specific quantitative and qualitative performance-related factors, providing an out for issuers if disclosure of targets would provide competitive harm. The rules also call for disclosure of pension benefits and the material terms of termination and change in control agreements, as well as a summary compensation table for directors.
Meanwhile, the Shareholder Association for Research and Education, a national not-for-profit organization created in 2000 by the Canadian labor movement, has contacted a number of Canadian companies, mostly in the financial services industry, to promote dialogue on the adoption of an advisory vote on pay practices. Issuer reception to this idea has so far been cool, but the issue is expected to make waves in 2008.
Europe (Continental)
Takeover defenses in Europe were a primary focus this proxy season of a broad spectrum of interests ranging from corporate managers, to regulators, to stakeholders.
A study released in May by European Commission Internal Markets head Charlie McCreevy found that “control enhancing mechanisms,” such as multiple voting rights and voting rights limitations, have little effect on a company’s financial performance and governance. Based on his reaction to the study, some observers expect that the powerful regulator will no longer back a one-share, one-vote principle pushed by investors as the best means to dismantle the market’s long-standing defenses.
The European Commission—the executive arm of the European Union—has in recent years weighed the merits of two distinct approaches addressing concerns over the use of control-enhancing mechanisms. One has centered on the so-called proportionality approach to shareholder rights, underpinned by the one-share, one-vote principle, while the other centers on the principle of the freedom of contract, whereby companies can choose the capital structure they deem most appropriate, and investors can choose to invest or overlook the stock.
The study, which examined 464 listed European companies and the regulatory framework in 16 EU jurisdictions as well as Australia, Japan, and the United States as comparators, found that control-enhancing mechanisms

2007 Postseason Report	- 39 -

RiskMetrics Group	www.riskmetrics.com

are widely available in all of the markets studied. That, the report’s authors say, suggest the principle of freedom of contract is rooted in all legal cultures.
“Previously, we didn’t have a clear picture of how this issue affects European listed companies and whether it has an Impact on their economic performance,” McCreevy said in a press release announcing the study’s findings. “Now that these facts are on the table we will examine, with an open mind, the question of whether there is a need for [c]ommission action in this field.”
The study found France, Sweden, Spain, Hungary, and Belgium to be countries with the highest proportion of companies featuring at least one mechanism and that all five have a majority of firms featuring the mechanisms. The study also gauged investor attitudes toward control-enhancing mechanisms, finding that 80 percent of respondents expect a discount ranging from 10 percent to 30 percent off a company’s market price.
Investors this proxy season have sought to address concerns over deviations from the one-share, one-vote principle by submitting shareholder resolutions calling for them to be scrapped. At Paris-based Alcatel Lucent’s June 1 annual meeting, 71.4 percent of shareholders voting supported a resolution calling on the company to remove limits on voting rights. By law, the company must act on the resolution. Similar resolutions have been submitted to other blue-chip French companies in recent years, as well as firms in other markets, including Swiss foods giant Nestle.
Mccreevy’s decision in February to forgo regulation of hedge funds and private equity groups may also lead to the entrenchment of anti-takeover devices as corporate managers, politicians, and stakeholders batten down the hatches to protect against such investors, observers note.
Hedge funds in particular are driving some governments to tighten disclosure rules for investors as a means of better monitoring the funds’ activism. In June, the Dutch government proposed to lower the threshold for public disclosure of shareholdings in any company from 5 percent to 3 percent. The move was prompted in part over concern about the breakup of national icon and banking giant ABN Amro at the hands of Anglo-American hedge funds. Swiss legislators similarly voted to lower disclosure thresholds and to mandate greater disclosure of conversion rights, disposal rights, swap arrangements, and other derivatives.
Meanwhile, some governments are seeking to implement defenses as foreign investors take equity positions in -Strategic industries. Germany and France are seeking to install a “golden share” defense at aerospace giant EADS following equity purchases by a state-controlled Russian Bank and the investment arm of the government of Dubai, according to news reports. What is surprising, however, are the comments by European Union Trade Commissioner Peter Mandelson tacitly backing the defense, given that the European Court of Justice just last year ruled against the use of such defenses by two Dutch companies.
Such developments may complicate efforts to implement the EU’s takeover directive, which seeks to cap and rollback the use of corporate takeover defenses.
Japan
This year saw an increase in shareholder activism, by both domestic and foreign investors, and an explosion in the number of poison pills. These two trends reinforce each other: the increase in shareholder activism is fueling companies’ fears of being taken over, while the rush to implement poison pills has caused many shareholders to feel that their interests are likely to be neglected without the pressure stemming from the possibility of a hostile takeover and the consequent need to keep existing shareholders happy.
This proxy season, 26 Japanese companies faced shareholder proposals, up from 14 last year. The major reason for the increase was a sharp rise in the number of proposals calling for higher dividend payouts. Sixteen companies received such proposals in June-when the vast majority of Japanese companies hold their annual meeting-with the proponents ranging from anti-nuclear groups, to activist investment funds, to mainstream

2007 Postseason Report	- 40 -

RiskMetrics Group	www.riskmetrics.com

institutional investors. Although none of the proposals won majority support, they reflect a growing frustration by investors with Japanese companies’ low dividend payouts and excessive levels of reserves when measured against revenues, cash flows, or market capitalization.
This proxy season, 218 poison pill proposals were on Japanese company meeting ballots, compared with 75 in the same period in 2006. (Another 65 were implemented with no shareholder vote in 2006.) Fifty of this year’s proposals were renewals of pills first introduced in 2005 or 2006, while the remainder were new this year.
One of the year’s most noteworthy takeover defenses was proposed by Worcestershire sauce maker Bull-Dog Sauce, which faced an unsolicited tender offer from Steel Partners Japan. Bull-Dog sought shareholder approval to issue warrants but provided that only shareholders unconnected to Steel would be allowed to exercise those warrants. Assuming all other shareholders do exercise the warrants, Steel’s stake in Bull-Dog would be diluted from approximately 10 percent to around 3 percent. Steel is to receive a cash payment to compensate for the dilution.
Steel sought a court order against the issue of the warrants, arguing that Bull-Dog’s scheme represented blatant discrimination against a specific shareholder. However, the Tokyo District Court ruled in favor of the company, noting that Steel would be compensated, and that a large majority (over 83 percent, according to news reports) of Bull-Dog shareholders had approved the scheme at Bull-Dog’s annual meeting. Steel immediately announced that it would appeal the court ruling, but when Steel failed to withdraw its tender offer by Bull-Dog’s announced deadline of July 5, the company began procedures to issue the warrants. (Steel subsequently lost its appeal as well as a later appeal to Japan’s Supreme Court.)
The fact that over 80 percent of Bull-Dog shareholders approved the issuance of warrants to block Steel’s acquisition proves that Steel had no chance of succeeding in its tender offer, because those shareholders presumably would not have tendered their shares. Bull-Dog shares, which are traded on the second section of the Tokyo Stock Exchange, are not widely held by institutional investors; rather, they are owned to a large degree by suppliers, customers, lenders, employees and other related parties, who hold the shares as a manifestation of the relationship and not as a portfolio investment. Such shareholders are unlikely to tender their shares to an acquirer viewed as hostile, regardless of the premium offered.
The other factor cited by the court was that Steel had failed to provide a detailed plan for how it would manage Bull-Dog if its tender offer were successful. Although Steel had argued all along that it had no intention of taking over the day-to-day management of Bull-Dog, neither the company nor the court seemed to accept the idea that Steel would be merely an owner, with no input into the company’s capital or business strategies. The High Court, in ruling on Steel’s appeal, even went so far as to label Steel an “abusive acquirer.”
Although Bull-Dog won its battle, the costs of that victory—a cash payment to Steel estimated at $19.5 million, plus the legal fees associated with designing the warrant issuance and defending it in court-will certainly be enough to push Bull-Dog into the red for the current year. Had Bull-Dog taken no action, it is clear—at least in retrospect-that Steel would not have come close to gaining a controlling stake; which makes Bull-Dog’s expenditure of four to five years’ worth of net profit questionable even for a shareholder who opposed Steel’s bid. Bull-Dog shareholders may have been willing to make the sacrifice, but even in Japan, the number of companies that are able to count on such loyalty is limited.
United Kingdom
Shareholders of U.K. corporations were focused this year on new rules ushered in under the Companies Act 2006—the market’s largest-ever single piece of legislation with some 800 pages and 1,300 provisions—which took effect last November, According to the Act, most provisions must be implemented by October 2008, but some-including those of interest to investors-came into force this January.

2007 postseason Report	- 41 -

RiskMetrics Group	www.riskmetrics.com

One key change that took effect in January concerns communications between issuers and shareholders. The changes effectively provide easier and more cost-efficient communications between companies and shareholders through electronic communications and use of corporate Web sites to disseminate company documents, subject to prior shareholder approval in a general meeting.
The new law also requires shareholder approval of severance contracts that allow for awards of more than two-times a director’s annual salary, as well as provisions allowing for auditor indemnification with shareholder approval. Investors also have focused on measures that ostensibly place greater liability on directors, though some experts believe that the new rules allowing shareholders to sue directors who “don’t promote the success of the company,” will not lead to an uptick in lawsuits against directors.
Meanwhile, proxy voting also has been a focus for U.K. investors. In June, the Institutional Shareholder Committee (ISC), which represents four of the market’s leading institutional investor groups, issued fresh guidance on disclosure of vote results.
The group is now calling on funds to disclose vote results or explain why they have chosen not to. Previously, the ISC recommended funds disclose their proxy voting records though it now believes the “comply or explain” method will help boost the number of funds agreeing to disclosure.
The ISC development was followed in July by Paul Myners’ fourth report to Britain’s Shareholder Voting Working Group on the state of U.K. proxy voting. Myners, who first undertook a study of proxy voting in 2004, now reports that voting levels have risen to 60 percent from 50 percent three years ago. However, voting mechanics remain flawed, Myners says, pointing to a recent investigation of 25 investors’ votes at one of the market’s top 100 companies that found nearly 5 percent of the votes had been lost.
The following Risk Metrics Group staff members contributed to this report: Martin Lawrence, Lead Analyst, ISS Australia; Debra Sisti, Manager of Research, ISS Canada; Marc Goldstein, Director of Research, ISS Japan; and Karoline Herms, Research Analyst, RREV/ISS UK.

2007 Postseason Report	- 42 -

RiskMetrics Group	www.riskmetrics.com

WHAT’S NEXT? A LOOK AHEAD TO 2008
By Subodh Mishra, Managing Editor
As Investors take stock of the 2007 proxy season and look to what’s ahead, many expect this year’s most important development—the trend toward shareholder-issuer engagement—to carry into 2008.
That trend will not abate, observers on both sides of the divide say, particularly if the Securities and Exchange Commission empowers shareholders by eliminating undirected “broker” votes in uncontested director elections, and facilitates investors’ ability to nominate corporate directors.
Executive pay disclosure, a perennial hot-button issue, also will be a focus for investors in 2008. The efficacy of the SEC’s new compensation disclosure rules will be scrutinized, as the commission, corporations, and investors look at gaps in companies’ pay reporting and debate how best to fill them.
In August, the commission started sending letters to 300 companies seeking further details on, or clarifications for, particular pay disclosures under the new rules. The SEC focused on benchmarks used when tying pay to performance, work done by compensation consultants, and the use of so-called tally sheets, in addition to other issues, according to sources familiar with the letters. The commission said it will publicly post corporate responses later this year, which in turn may spur investors to sharpen the focus on pay at some companies in 2008.
Other issues will likely feature prominently in 2008. The convergence of global governance standards is expected to continue, for example. This summer, the SEC issued a concept release soliciting opinions on allowing U.S. corporations to file their accounts in accordance with International Financial Reporting Standards requirements. The move would have been unheard of a decade ago, but it underscores ongoing efforts to bridge accounting and governance practices as markets compete for capital.
But while these issues may feature prominently, it is the growing dialogue between shareholders and issuers that many observers expect will mark the coming proxy season.
Finding Common Ground
Investors and U.S. corporate issuers came together as never before in 2007 to address a wide range of concerns and to better align views on corporate best practices.
“There’s been an unprecedented level of engagement between companies and shareholders” this year, notes Richard Ferlauto, director of corporate governance and pension investment at AFSCME, the American Federation of State, County, and Municipal Employees. “Engagement is now part of the landscape.”
AFSCME pioneered last year’s breakout proposal, which calls for a yearly advisory vote on compensation. The proposal, which received roughly 40 percent support at a handful of companies in 2006, this year saw support in a variety of quarters, including Congress, with the House of Representatives passing advisory vote legislation in April.
Political and shareholder support for the measure also led to the creation of an investor-issuer working group to address issuer concerns about the resolution, dubbed the “say on pay” proposal. The group, which is similar to one formed in 2005 to address majority voting in director elections, includes more than a dozen companies— as well as investor advocates of an advisory vote on pay—who will explore the nuances, costs, and benefits of implementing the proposal. Members, whose numbers have since swelled, say corporate interest in joining the group has been strong, as companies seek a voice in the negotiations.
The unprecedented level of shareholder proposal withdrawals on a number of key governance and social issues this year also buttresses the conclusion that investors and companies have been more willing to talk.

2007 Postseason Report	- 43 -

RiskMetrics Group	www.riskmetrics.com

As detailed in Chart 10, investors and corporate issuers were able to find common ground on a number of critical issues, including majority voting in director elections, linking pay to performance, and redeeming poison pill takeover defenses. Withdrawals were as high as 55 percent on the issue of majority voting this proxy season, which compares with just 24 percent in 2006 and 23 percent in 2005, the first year the issue gained wide support.
Source: RiskMetrics Group data
Meanwhile, discussions around many social issue resolutions have, on average, fared as well as those pertaining to governance.
Indeed, settlements achieved on one such proposal provided a textbook case of how dialogue is working, according to those negotiating on behalf of corporations. “A perfect example of engagement this year was proposals on political contributions,” notes Amy L. Goodman, a Washington-based partner at the law firm of Gibson, Dunn & Crutcher, which represents corporations in their dealings with the SEC and shareholders.
According to Goodman, companies and investors agreed this year to a scalable solution on political contribution disclosures whereby smaller companies would have less onerous disclosure demands than larger ones. “They were able to tailor something that worked for each company,” said Goodman.
Such agreements were not always the case. In 2005, just 17 percent of proposals calling on companies to disclose political contributions were withdrawn by filers, according to RiskMetrics Group records, while in 2006 the number edged up slightly to 19 percent. This year, however, the number of withdrawals swelled to almost 38 percent, or 22 of 58 proposals filed.
Why the change? “It’s the votes, for which there’s been growing support in recent years,” notes Bruce Freed, executive director of the Center for Political Accountability, which has helped coordinate efforts between investor proponents of political contribution disclosure. “The votes are strong, and companies are responding to that. They’re saying ‘we need to engage.’”

2007 Postseason. Report	- 44 -

RiskMetrics Group	www.riskmetrics.com

Others, Including Ferlauto, say the trend toward engagement was propelled by the SEC’s new compensation rules. Boards were motivated to engage, they say, in a bid to mollify pay-related concerns and preempt negative publicity.
Fostering Communication
A key development this proxy season, with broad implications for 2008, was Pfizer’s announcement that it would begin meeting regularly with its largest investors to discuss the company’s governance policies and practices, including those related to compensation.
Pfizer said its board will invite representatives “who evaluate governance practices and who vote the proxies of the company’s largest institutional investors” to meet starting this fall. The representatives own in aggregate approximately 35 percent of Pfizer’s shares, the company said.
“These meetings reflect the view ... that we must listen to shareholder viewpoints on governance so that we can continue to improve our practices,” said Pfizer Chairman and CEO Jeff Kinder in June.
Pfizer’s move will likely spur other firms to follow suit, and at least one institutional investor reports that it is now in negotiations with a “handful” of companies to take similar steps in advance of the 2008 proxy season.
It is precisely this development that worries some, including well-known corporate lawyer Martin Lipton, whose firm advises clients on governance matters. In a memo to clients, Lipton branded Pfizer’s step “another example of corporate governance run amuck.”
But Pfizer’s move and the broader trend toward engagement are not likely to be reversed, observers say, regardless of efforts by critics to staunch formal discourse between corporations and investors. “It’s like a congressman refusing to talk to a voter,” when companies ignore shareholders, notes University of Delaware Professor Charles Elson. “I disagree with Mr. Lipton’s view of the Pfizer action; Pfizer’s done it right.”
While formal, direct links between U.S. companies and shareholders is one novel development, others-also are likely to have an incremental impact on governance reforms in the long-term.
For example, the recently formed International Roundtable on Executive Remuneration, which seeks to encourage pension fund managers to engage portfolio companies on pay issues, is now reaching out to institutional investors and others to promote its approach to engagement. While the movement is nascent, pay specialists say this new twist on engagement holds the potential to affect the nature and scope of pay reforms in the long-term.
The SEC’s promotion of electronic shareholder forums also is expected to facilitate dialogue between investors and issuers in 2008. Draft rules released by the SEC in late July would largely exempt shareholders and companies from proxy solicitation rules when using such forums and would not hold companies liable for statements made by investors on their forum.
Meanwhile, Internet-based initiatives to foster communication already are underway. An online forum for Verizon shareholders, launched in June, will focus largely on compensation, giving investors access to information and corporate managers, as well as a means to voice concerns, for example. AMERCO, which owns U-Haul rental trucks, also has introduced an online forum for shareholders.
Similarly, ExxonMobil encouraged shareholders to ask questions on proxy materials before the company’s annual meeting in May. That, in turn, may have led to the blunting of a “vote no” campaign by a coalition of public pension funds and socially responsible investors against director Michael Boskin, who chairs the company’s public issues committee. The coalition aimed to hold Boskin accountable for Exxon’s perceived inaction on climate change issues, but he received less than 7 percent opposition, the company reported.

2007 Postseason Report	- 45 -

RiskMetrics Group	www.riskmetrics.com

The trend toward more and better communication between investors and corporate issuers is also evidenced by the paucity of high-profile vote-no campaigns in 2007, Such campaigns were essentially limited to Boskin, compensation committee members at Affiliated Computer Services, Terry Semel at Yahoo!, Ivan Seidenberg at Verizon Communications, and two directors at CVS/Caremark who supported the sale of Caremark at a price some investors deemed inadequate.
At CVS/Caremark, director Roger Headrick was elected with just 56 percent of votes cast, according to the company, which has a majority vote threshold for director elections. The investors behind the “vote no” campaign, including the Change to Win labor federation, argued the company relied on undirected broker votes to give Headrick the majority needed for reelection.
The vote served to sharpen the focus on the effect of broker votes in director elections, and Headrick stepped down from the CVS/Caremark board in July.
Future Activism Will Hinge on Broker Votes and Access
The vote at CVS/Caremark has been cited by investor groups lobbying for a New York Stock Exchange (NYSE) proposal to bar broker votes from board elections. Critics of the practice contend that broker votes are routinely cast for management nominees and thus undermine the integrity of director elections. Corporate advocates point out that some small and mid-size companies need to count broker votes so they can meet quorum requirements.
The proposed NYSE rule is now under consideration by the SEC and its decision on whether or not to adopt the measure may determine engagement levels and scope of reforms in the future. As proposed, the rule would not eliminate broker ballots for quorum purposes but its implementation would remove the last substantive issue on which uninstructed broker votes could be cast.
Many investors see the barring of broker votes as providing shareholders an additional lever in discussions with management over compensation and other thorny issues. Eliminating broker votes “may serve to promote engagement and may modify pay practices,” notes Cornish Hitchcock, an attorney representing the Amalgamated Bank’s LongView fund.
But Hitchcock also notes that the potential barring of broker votes, coupled with the growing prevalence of a majority vote threshold at U.S. corporations, could result in more confrontation. “We could find more directors being voted out of office,” he said.
One pension fund investor, speaking on background, said the possible elimination of broker votes will allow his organization to sharpen the focus on executive compensation by potentially giving teeth to any “vote no” campaigns targeting compensation committee members, for example.
The SEC so far has given no indication on when it might take action on broker votes. Corporation Finance Director John White told attendees of an American Bar Association meeting on Aug. 14 that he “can’t really say when [the agency] will be in a position to address [the issue] formally,” but asked for interested parties to “stay tuned.”
The NYSE, in a Sept. 24 letter to its listed companies, said the rule change would not take effect before the 2008 proxy season. The exchange said the broker vote issue was being considered by the SEC “as part of a broad range of issues relating to shareholder communications and proxy access,”
While the SEC has yet to finalize a proposed rule on broker voting, governance observers predict it’s a question of “when” rather than “if.” “I think at some point [an SEC rule barring broker votes] goes through,” Elson, the University of Delaware professor, said. “At some point it will become the rule, which will make directors more receptive to shareholder input, though not necessarily their demands,”

2007 Postseason Report	- 46 -

RiskMetrics Group	www.riskmetrics.com

If past practices are any guide, investors will likely capitalize should the SEC take steps to eliminate or limit broker votes in board elections. When broker votes were banned on equity-based compensation plan proposals in 2003, opposition to such resolutions rose, according to RiskMetrics Group records, In 2004, after the rule took effect, opposition jumped to 24.6 percent from 21.9 percent the year before, and rose to 25.5 percent in 2005.
Meanwhile, investor advocates still express some hope that the SEC will allow shareholders to continue to file bylaw proposals on proxy access—the ability to nominate board candidates to appear on management proxy statements.
The SEC has issued two competing draft rules on access. One calls for barring access proposals completely, but under the second proposal, shareholders who hold a 5 percent equity stake for at least a year would be allowed to propose an access bylaw. The filer would be free to set the terms of director nominations, so long as that procedure complied with applicable state law and the company’s charter and bylaws.
Investors warn that access may come at a price, however, given that the SEC’s rule release seeks public comment on various suggestions to limit the ability of investors to file non-binding proposals. (For more on this issue, please see the social issues section of this report.)
Moreover, the prospects for proxy access will be more uncertain after the departures of the SEC’s two Democratic commissioners. Commissioner Roel Campos left the agency in mid-September; and Commissioner Annette Nazareth announced Oct. 2 that she would not seek reappointment. They both joined with Republican Chairman Christopher Cox in a 3-2 vote in July to issue the pro-access draft rule.
In light of this turnover at the SEC, some governance observers say they expect the commission will take no action on access and preserve the status quo.
“I think Cox wants to do the 5 percent rule [allowing for access] but I don’t see where he has the support,” noted John Olson, a partner at Gibson, Dunn & Crutcher. “Cox will likely ask the staff to take no position for 2008,” which would allow shareholders to file access proposals, much as they did this year.
Likewise, Campos said in a Sept. 18 speech to the Council of Institutional Investors that he expects the SEC will take no action on proxy access this year, according to Money-Media’s Agenda newsletter.
The SEC likely would have to act on the issue of access by early November to have a final rule in place before most of the filing deadlines for shareholder proposals for the 2008 proxy season. (Editor’s note: the outcome of these deliberations was not known was this report was produced.)
If the SEC does adopt a 5 percent requirement for proposing an access bylaw, the change presumably would prompt investors to target small and medium companies, rather than their larger peers.
That would be in keeping with another trend likely to extend into 2008: the targeting of smaller companies for governance reforms.
Since the corporate scandals of 2001 and 2002, traditional activist investors have primarily targeted large corporations, according to RiskMetrics Group data on shareholder proposals, with many smaller companies slipping under the radar. But that trend maybe changing, analysts say, noting how many hedge funds have successfully targeted S&P MidCap and SmallCap firms.
LongView, for example, plans to push “further down in its portfolio,” to smaller companies, Hitchcock said, a sentiment echoed by other investors.

2007 Postseason Report	- 47 -

The Powerful Antitakeover Force of
Staggered Boards: Further Findings and a
Reply to Symposium Participants
Lucian Arye Bebchuk,* John C. Coates IV** &
Guhan Subramanian***
     This Reply develops and defends our earlier analysis of the powerful antitakeover force of staggered boards. We reply to five responses to our work, by Stephen Bainbridge, Mark Gordon, Patrick McGurn, Leo Strine, and Lynn Stout, which are published in this Symposium. We present new empirical evidence that extends our earlier findings, confirms our conclusions, and demonstrates that the alternative theories put forward by some commentators do not adequately explain the evidence. Among other things, we find that having a majority of independent directors does not address the concern that defensive tactics might be abused. We also find that “effective” staggered boards do not appear to have a significant beneficial effect on premiums in negotiated transactions. Finally, we show that, unlike our approach, the approach that our critics advocate for Delaware takeover jurisprudence to follow is both inconsistent with its established principles and takes an extreme position in the overall debate on takeover defenses. Our analysis and new findings further strengthen the case for limiting the ability of incumbents armed with a staggered board to continue saying no after losing an election conducted over an acquisition offer.

*	William J. Friedman and Alicia Townsend Friedman Professor of Law, Economics, and Finance, Harvard Law School; Research Associate, National Bureau of Economic Research and Center for Economic Policy Research.

**	Professor of Law, Harvard Law School.

***	Joseph Flom Assistant Professor of Law and Business, Harvard Law School. We thank Tara Abbatello, Alastair Brown, and Lubov Getmansky for excellent research assistance and Jeff Gordon for helpful discussions. We also wish to thank the Harvard Law School and the Harvard John M. Olin Center for Law, Economics, and Business for their financial support.
885

886	STANFORD LAW REVIEW	[Vol. 55:885

Introduction	886
I. The Effect of ESBs on the Outcomes of Hostile Bids	888
A. The Welcome Concession of Defense Proponents	889
B. The Effect of Independent Directors	891
1. Case study: Union Pacific’s hostile bid for Pennzoil	891
2. A more systematic look	895
C. The Uneasy Case for Absolute Reliance on Independent Directors	898
D. Implications for Current Corporate Governance Reforms	900
E. Other Objections	901
II. Countervailing Benefits in Friendly Acquisitions	904
A. Do ESBs Necessarily Increase Premiums in Friendly Negotiations?	904
B. The Poison Pill “Evidence”	905
C. New Evidence on the Higher Premiums Hypothesis	906
D. Case Study: Weyerhaeuser’s Hostile Bid for Willamette	908
III. Our Proposed Approach	909
A. Rules vs. Standards	909
B. Judicial Moderation	911
C. The Extreme Positions of Our Critics	912
Conclusion	916
Figures

Figure 1: Value of One Pennzoil Share, Jan. 1997-Dec. 2001	893
Figure 2: Board Composition for Targets that Remained Independent	896
Figure 3: Target Independence Rate by CEO Ownership	898
Figure 4: Short-Run Bid Outcomes, Delaware Targets Only	903
Figure 5: Median Bid Premium by Target Defenses	907
Figure 6: Continuum of Views on Takeover Defenses	914
Introduction
     Earlier this year in the Stanford Law Review, we presented a theoretical, empirical, and policy analysis of staggered boards.1 We argued that “effective” staggered boards (ESBs) provide a powerful antitakeover defense, more powerful than is commonly recognized. We developed a theoretical account of how ESBs impede hostile takeover bids, and tested our theory using a new data set of hostile bids from 1996 to 2000.
     Our empirical analysis provided three findings. First, targets with ESBs were substantially more likely to remain independent than targets without ESBs. Second, targets in our sample that remained independent did not, on

1.	See Lucian Arye Bebchuk, John C. Coates IV & Guhan Subramanian, The Powerful Antitakeover Force of Staggered Boards: Theory, Evidence, and Policy, 54 Stan. L. Rev. 887 (2002).

Dec. 2002]	MORE ON STAGGERED BOARDS	887
average, achieve on their own the same returns as offered by the hostile bidder or white knight. Third, ESBs did not seem to provide countervailing benefits in the form of higher premiums in deals that were eventually completed. Putting these three findings together, we found that ESBs reduced shareholder returns for targets in our sample on the order of eight to ten percent in the nine months after a hostile bid was announced. Based on these findings and our analysis of Delaware takeover case law, we proposed that, at least absent explicit shareholder authorization to the contrary, incumbents protected by an ESB who lose one election over an outstanding bid should generally not be allowed by courts to further block the bid by maintaining a poison pill.
     This issue of the Stanford Law Review includes five commentaries that present responses and reactions to our article. We are delighted by the range of views represented by the authors. Mark Gordon, our strongest critic, is a practicing lawyer and a partner of Wachtell, Lipton, Rosen & Katz, the firm credited with inventing the poison pill. Steve Bainbridge and Lynn Stout are academics who have been writing on takeovers and corporate governance from perspectives quite different from our own. Patrick McGurn, as Special Counsel for Institutional Shareholder Services, is a direct participant in most takeover battles and has an excellent perspective on the views of institutional investors. Finally, Vice Chancellor Leo Strine of the Delaware Chancery Court represents an important audience for our work, as it is the Delaware judiciary whose future interpretation of takeover doctrine we seek to influence. We thank all of these commentators for their thoughtful and provocative responses.
     While none of the commentators challenge either our theoretical account of how ESBs work as a takeover defense, or the three basic empirical findings that are summarized above, all of them, to varying degrees, raise important questions, objections, and areas of further inquiry regarding our analysis and conclusions. In this Reply, we respond to these points. In the course of our discussion, we extend our earlier work, and present new data that shed additional light on the issues raised. As there is some overlap among the commentaries, we structure our discussion by substantive issue rather than by commentator.
     In Part I, we first note an important shift in the debate that this Symposium represents, with takeover proponents no longer claiming that defenses increase shareholder value for hostile bid targets from an ex post perspective. We believe that this acceptance of our basic findings, in itself, represents an important victory for our work. We then discuss claims concerning the outcomes of hostile bids, which has been the focus of our empirical inquiry. In particular, we provide new evidence to address the objection that, although the boards that remained independent in the face of hostile bids reduced shareholder value, on average, the cases studied were likely ones in which the board did not have independent directors or was dominated by the CEO. To examine this claim, we gather evidence on the composition of boards in our study and find that they do not stand out in the conjectured way. Rather, while

888	STANFORD LAW REVIEW	[Vol. 55:885
many of the targets in our data set had a majority of independent directors, these targets did not perform considerably better in serving shareholder interests. This finding suggests that the absolute confidence that our critics would place in independent directors is unwarranted.
     Part II discusses the claim that, even if ESBs hurt shareholders in hostile bid situations, they benefit shareholders in friendly transactions by increasing managers’ ability to obtain a high premium. While we have documented the considerable adverse effect of ESBs on hostile bid outcomes, their effect on negotiated transactions remains very much an open question. Given that supporters of defenses have failed to produce any reliable evidence on the effects of ESBs (and defenses more generally) on negotiated premiums, we conduct some preliminary tests. Examining a sample of seventy-three negotiated transactions from 2000 to 2002, we find no systematic benefits in terms of higher premiums to boards that have ESBs. We conclude that, under current evidence, the speculated benefits of ESBs in friendly transactions do not justify the current role of ESBs in light of their other clear negative effects.
     Part III discusses claims concerning the approach we propose courts should follow. Accepting the suggestions by Vice Chancellor Strine and others that standards better fit the general approach of the Delaware courts, we show how our approach could, and indeed should, be formulated as a standard. Under the proposed standard, if a board has lost an election conducted over an outstanding offer, maintaining the pill further should be presumed disproportionate or preclusive, but the target board should have an opportunity to persuade a court that its reasons for maintaining a pill were justified by unusual facts or circumstances. We also discuss how adoption of our approach by the Delaware courts would be consistent with a judicial approach that is cautious and evolutionary. We finally point out that the positions advocated by our critics are ones that are extreme both within their location on the continuum of choice and in terms of their departure from established principles. We conclude that, given the current body of theory and evidence, our approach is best both in terms of its substantive effects and in terms of its fit with notions of legitimacy and consent.
          1. The Effect of ESBs on the Outcomes of Hostile Bids
     In this Part, we address the criticisms of our core empirical result, involving the effect of ESBs on hostile bid outcomes. In Part I.A, we first note, as a rhetorical matter, an important shirt in the debate, one that concedes a considerable amount of the ground that prior defenders of a board-centered approach refused to concede. In Part I.B, we move on to the first of two substantive criticisms of our study, put forward primarily by Gordon, that factors other than ESBs might be responsible for the results that we find. Though the possibility of omitted variables applies to any empirical study, and the effort to include all possible control variables is thus never-ending, we

Dec. 2002]	MORE ON STAGGERED BOARDS	889
oblige Gordon and respond directly to each of the possibilities about which he speculates. In Part I.B, we address his primary concern that bad boards, not ESBs, are responsible for bad outcomes. In fact, we provide new evidence showing that bad outcomes are not exclusively caused by nonindependent boards or boards dominated by the CEO. Instead, the phenomenon we report in our original paper is far broader than pathological instances of unusually dysfunctional boards. In Parts I.C and I.D, we discuss some implications of these findings, first for the specific issues raised in this Symposium, and then for the recent corporate governance reforms in the Sarbanes-Oxley Act of 2002 and in the New York Stock Exchange revised listing guidelines. Finally, in Part I.E, we report the results on other factors that Gordon identifies, such as Delaware incorporation, bear hug bids, and our distinction between effective annual term (EAT) targets and ESB targets. Here again the evidence supports our core finding that ESBs are the primary driver of bad outcomes.
A. The Welcome Concession of Defense Proponents
     We begin with the observation that none of the commentators who are critical of our study challenge our basic findings that ESBs allow hostile bid targets to remain independent and that, by enabling hostile bid targets to remain independent, ESBs are, on average, detrimental ex post to target shareholders. Instead of a direct attack, these commentators make collateral attacks in the form of alternative explanations for our results, or speculate about countervailing benefits of ESBs. Before moving on to these specific points, we wish to point out that these arguments already represent an important shift in the debate with respect to takeover defenses. By more or less accepting our conclusion that incumbents’ ability to just say no hurts shareholders in hostile bid situations, our critics have conceded a great deal of the ground that takeover defense proponents in the past have refused to yield. This implicit concession is therefore important to highlight; in itself it represents an important victory for our work.
     For example, Lynn Stout kindly acknowledges that our empirical findings “do a nice job of undermining the argument that [takeover defenses] increase target shareholders’ ex post returns.”2 Steve Bainbridge accepts this result but somewhat remarkably responds “so what?”3 Even Gordon, a member of the firm that is most associated with the development of takeover defenses in general, and the poison pill in particular, does not question our finding that ESBs have overall hurt the shareholders of hostile bid targets, but only claims

2.	Lynn A. Stout, Do Antitakeover Defenses Decrease Shareholder Wealth? The Ex Post/Ex Ante Valuation Problem, 55 Stan. L. Rev. 845, 856-57 (2002).

3.	Steven M. Bainbridge, Director Primacy in Corporate Takeovers, 55 Stan. L. Rev. 791, 807 n.92 (2002).

890	STANFORD LAW REVIEW	[Vol. 55:885
that this adverse effect is far outweighed by the benefits of ESBs in cases of friendly acquisitions.4
     We find these concessions interesting for at least two reasons. First, defenders of board veto and takeover defenses have long avoided making such a concession and have taken the view that, in those cases in which bids are defeated by takeover defenses, shareholders are by and large made better off. That is, the more common view has been that target boards’ decisions to remain independent, implemented through takeover defenses, generally benefit shareholders. For example, Gordon’s partner Martin Lipton argued as early as 1979 that “[e]xperience shows that... eg. the shareholders have profited in the overwhelming majority of defeated takeovers.”5
     In recent exchanges, Lipton continues to maintain this strong view.6 The evidence we have put forward, however, indicates that it is no longer possible for Lipton and others to maintain such a view. In fact, we show that defeating hostile bids (at least in the five years that we study) not only does not profit shareholders in the “overwhelming majority” of cases, but commonly hurts them. It is for this reason that we highlight the point that none of the supporters of the board veto in this Symposium repeats the claim that shareholders benefit in those cases in which hostile bids are defeated. By not questioning the ex post costs of ESBs for hostile bid targets, Bainbridge, Stout, and Gordon concede the ground that Lipton was unwilling to give up.
     A second implication for this “new school” among takeover defense proponents is that it creates an important tension with existing principles of Delaware’s takeover jurisprudence. Delaware law has allowed the use of defensive tactics only to the extent that such tactics are expected to benefit shareholders in the particular case in which they are used.7 If defensive tactics hurt shareholders in the particular case, they cannot be justified within existing Delaware law by appealing to other effects. Because Bainbridge, Stout, and Gordon resort to such other effects, their approaches are quite different from the one that the Delaware courts have repeatedly expressed; in examining whether a defense employed by a hostile bid target is permissible, the Delaware courts have generally focused on whether it would benefit the shareholders of

4.	Mark Gordon, Takeover Defenses Work. Is That Such a Bad Thing?, 55 Stan. L. Rev. 819, 823, 837(2002).

5.	Martin Lipton, Takeover Bids in the Target’s Boardroom, 35 Bus. Law. 101, 108-09 (1979) (emphasis added).

6.	See, e.g., Martin Lipton & Paul K. Rowe, Pills, Polls and Professors: A Reply to Professor Gilson, 27 Del. J. Corp. L. (forthcoming 2002), available at http://papers.ssrn.com/paper.taf?abstract_id=268520.

7.	See, e.g., Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc, 506 A. 2d 173, 185 (Del. 1986) (“The initial defensive tactics worked to the benefit of the shareholders, and thus the board was able to sustain its Unocal burden in justifying those measures.”). See also Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985); Paramount Communications, Inc. v. Time Inc, 571 A.2d 1140 (Del. 1989); Moran v. Household Int’l, Inc., 500 A.2d 1346 (Del. 1985).

Dec. 2002]	MORE ON STAGGERED BOARDS	891
the target in question and not on the potential benefit that such a tactic might have for other companies. To be sure, from a policy perspective, all effects are relevant and should be considered in an examination from first principles. But it is worthwhile highlighting for the Delaware courts that all commentators in this Symposium appear ready to admit that, more often than not, defenses hurt the shareholders of hostile bid targets that remain independent.
B. The Effect of Independent Directors
     Gordon states that “[e]xperience suggests that boards that are truly independent of senior management and other insiders ultimately ‘do the right thing’ and ... find the best deal for stockholders,”8 and that “[m]y suspicion is that we will find that any truly abusive behavior is closely associated with boards that are not truly independent and outside.”9 Gordon does not provide any nonanecdotal evidence for this “suspicion.” In this section, we nevertheless take Gordon’s assertion at face value and test the hypothesis that bad boards are responsible for bad outcomes. In Part I.B.1, we present a case study that provides one counterexample, in fact quite a strong one, that target boards that remain independent are not in fact all bad apples. In Part I.B.2, we present more systematic evidence showing that targets that remain independent are not dominated by insiders, large-block CEO shareholders, or both. Putting these findings together, it becomes clear that Gordon’s “suspicion” from “experience” is not supported by the evidence; thus his policy proposal to rely more heavily on independent boards (which he shares with Bainbridge and Stout) seems unwarranted.
     1. Case study: Union Pacific’s hostile bid for Pennzoil.
     We begin with a concrete case study—Union Pacific’s hostile bid for Pennzoil—which provides a powerful counterexample to Gordon’s suspicion that bad outcomes are due to bad boards. Union Pacific Resources Group (UPR), the largest independent energy exploration company in the United States, launched an unsolicited bid to acquire Pennzoil in June 1997. The proposed consideration was $84 per share in cash for 53% of the shares, to be followed by a second-step exchange offer for UPR stock also valued at $84 per share. The offer represented a 41% premium over Pennzoil’s share price immediately before the bid and a 55% premium over Pennzoil’s share price four weeks prior to the bid.
     According to SEC filings, UPR began its hostile bid only after Pennzoil had rebuffed friendly overtures. In a letter from Pennzoil Chairman and CEO James L. Pate to UPR CEO Jack Messman sent in May 1997, the Pennzoil

8.	Gordon, supra note 4, at 831.

9.	Id. at 833.

892	STANFORD LAW REVIEW	[Vol. 55:885
CEO emphatically stated, “I thought I had made it plain that Pennzoil fully intends to remain independent and is not interested in engaging in any process that could put Pennzoil into play.”10 And in response to the bid one month later, Pate reiterated that “[tjhis is not the time to sell the company, to Union Pacific or anybody.... That position is very solid.”11 Indeed, ten days after UPR made its offer public, the Pennzoil board unanimously rejected UPR’s bid.12
     Bolstering this position were Pennzoil’s takeover defenses. Pennzoil had in place the pill-ESB combination which, as we argued in our original paper, provided it with an extremely potent set of defenses. Pennzoil’s staggered board was specified in its charter,13 directors could be removed only with cause,14 and newly created directorships could only be filled by the remaining directors.15 In addition, Pennzoil had just held its annual meeting in April 1997, meaning that UPR would have to wait another nine months before it could launch even a first proxy contest to gain one-third of the seats on Pennzoil’s board.16 These defenses led the Wall Street Journal to conclude that “Union Pacific Resources must have a negotiated transaction.”17
     By October 1997, three months after the initial bid was launched, UPR had changed its bid to an $84 per share all-cash offer, and 61% of Pennzoil shareholders had tendered into the offer. Still the Pennzoil board continued to resist, not out of any stated concern for other constituencies, but, at least publicly, out of a belief that shareholders would benefit—in other words, the classic argument now conceded to be wrong, on average, by all participants in this Symposium. According to the Journal, "[Pennzoil] said its board believes shareholders will benefit more from its efforts to improve its earnings and future performance than they will from tendering their shares to Union Pacific Resources.”18 Of course, some analysts disagreed. “I’m flabbergasted,” said one. “It makes me wonder if what’s really at issue is value.”19 And noted shareholder activist Guy Wyser-Pratte, whose arbitrage fund held 1% of

10.	See Steven Lipin, Allanna Sullivan & Terzah Ewing, In Fight for Pennzoil, Old Suitor Becomes the Pursued, Wall St. J., June 24, 1997, at B4 (quoting Pate’s letter).

11.	See Peter Fritsch & Steven Lipin, Pennzoil’s Board Urges Holders to Reject Union Pacific Resources’ Takeover Bid, Wall St. J., July 2, 1997, at A4 (quoting Pate).

12.	See id.

13.	Pennzoil Co. Restated Certificate of Incorporation, art. II, § 2 (May 3, 1995).

14.	Id. art.III, § 3.

15.	Id. art. III, § 4.

16.	See Pennzoil Proxy Statement, Mar. 21, 1997 (stating agenda for annual meeting to be held on April 24, 1997).

17.	See Steven Lipin, Union Pacific Resources Bids for Pennzoil, Wall St. J., June 23, 1997, at A3.

18.	Pennzoil Board Spurns Union Pacific Offer, Sues in Federal Court, Wall St. J., Oct. 15, 1997, at B8.

19.	Id. (quoting Arthur Tower III, analyst, Howard Weil Labouisse Friedrichs, Inc.).

Dec. 2002]	MORE ON STAGGERED BOARDS	893
Pennzoil shares, argued, “How can the company say it’s not for sale when 61% of us said we are for sale even before the offer became all cash?”20
     Faced with Pennzoil’s opposition, UPR withdrew its offer in November 1997. As we show in our original paper, this is the typical outcome against a pill-ESB combination.21 Figure 1 shows the value of one share of Pennzoil from January 1997, six months before UPR’s bid was announced, to December 2001.22
Figure 1: Value of One Pennzoil Share, Jan. 1997-Dec. 2001.
     As shown, once UPR withdrew its offer, the value of one Pennzoil share dropped to approximately $35 for the next thirty months. During this same period, the S&P 500 index increased by 52%.23 In April 1998, Pennzoil merged with Quaker State and spun off PennzEnergy to Pennzoil shareholders. In August 1999, PennzEnergy was sold to Devon Energy for $18 per share in stock. In October 2002, the remaining pieces of Pennzoil that were part of Pennzoil-Quaker State were acquired by Shell Oil for $22 per share in cash. Thus, all in all, Pennzoil shareholders received by October 2002 approximately $40 per share,24 less than half of what UPR offered in June 1997. Using a (conservative) 6% discount rate, Pennzoil’s defense against UPR destroyed $2.0 billion dollars for its shareholders.25 Using a discount rate closer to a

20.	Id.

21.	See Bebchuk et al., supra note 1, at 930 fig.3, 933 fig.4.

22.	Data comes from the Center for Research in Securities Prices (CRSP) database. These calculations include dividends and the value of one PennzEnergy share, which was the oil-and-gas exploration and production company that Pennzoil left as a stand-alone entity after merging with Quaker State in December 1998.

23.	The S&P 500 Index increased from 955 in November 1997 to 1452 in April 2000.

24.	The $40 per share value consists of $18 per share of Devon Energy stock and $22 per share of cash from Shell Oil.

25.	This calculation assumes that shareholders sold their Devon Energy stock when

894	STANFORD LAW REVIEW	[Vol. 55:885
market rate of return would yield an even larger estimate of the value destroyed by Pennzoil’s defenses.
     Gordon’s position suggests that Pennzoil’s directors must be bad apples: “My suspicion is that we will find that any truly abusive behavior is closely associated with boards that are not truly independent and outside ....”26 To test this hypothesis, we analyzed the profiles of the eleven directors who were on the Pennzoil board in June 1997, at the time that UPR’s bid was announced. Using the best available objective definition of inside, outside, and gray directors,27 we find that all but one of Pennzoil’s eleven directors were outside, or independent, directors.28 The one insider on the board was James Pate, the CEO. Among the outsiders were Howard Baker, former United States Senator and White House Chief of Staff, and Brent Scowcroft, former National Security Advisor to the President, both of whom would have enormous reputational capital at stake in being on the Pennzoil board. While it would be difficult to know what the interpersonal dynamics of the Pennzoil board were at the time, it seems unlikely that Pate would have been able to dominate these eminent public figures. Far from being unusuai, much less pathological (as Gordon predicts), this board would seem to be able to operate independently from management. And yet the board voted, not once but twice—after the original UPR bid and again after it was made into an all-cash offer—to reject the bid, against the preference of a majority of the shareholders. In the next Part, we show that the Pennzoil case is not an exception, and that, in fact, targets that remain independent do not have the kind of pathological boards that Gordon speculates about.

that deal dosed, and that all cash received in the Devon Energy acquisition, the Shell Oil acquisition, and the hypothetical Union Pacific Resources acquisition wouid be reinvested at the risk-free rate (assumed to be 6%).

26.	See Gordon, supra note 4, at 833.

27.	David Yermack defines “inside” directors as “board members who are current or former officers of [the] company,” See David Yermack, Higher Market Valuation of Companies with a Small Board of Directors, 40 J. Fin. Econ. 185, 191 tbl. 1 (] 996). “Gray” directors are board members “who have substantial business relationships with the company, either personally or through their main employers, and also relatives of corporate officers.” Id. “Outside” directors are board members “who have neither inside nor gray status.” Id.

28.	The ten outside directors, as described in Pennzoil’s 1997 proxy statement were: Howard Baker, Jr. (former United States Senator and Chief of Staff to the President); Harry Cullen (independent businessman engaged in oil and gas exploration and production); Gerald Smith (Chairman and CEO of his own fixed income investment management firm); W.J. Boviard (Chairman of his own investment company); W.L. Lyons Brown, Jr. (former Chairman and CEO of Brown-Forman Corp., a diversified producer and marketer of consumer products); Ernest Cockrell (independent businessman engaged in oil and gas exploration and production); Alfonso Fanjul (Chairman & CEO of Flo-Sun Inc., a sugar and real estate company); -Berdon Lawrence (President of Hollywood Marine, an operator of tank barges and tow boats that handle petrochemical and petroleum products); Brent Scowcroft (former National Security Advisor to the President); and Cyril Wagner (partner in a firm engaged in oil and gas exploration and production). Pennzoil Co. Proxy Statement § 1, at 4-7 (filed Apr. 24, 1997).

Dec. 2002]	MORE ON STAGGERED BOARDS	895
     2. A more systematic look.
     So far we have presented a single case study illustrating the point that not all target boards that do the wrong thing for shareholders are captive to management. Therefore, at the very least, the bad board hypothesis cannot provide a complete explanation for targets that remain independent. Though his argument appears to be quite categorical,29 Gordon might argue in response, when faced with this evidence, that Pennzoil is an anomaly—that is, targets that remain independent generally have bad boards, but that we are bound to find one or two good boards among the bad boards that collectively do the wrong thing for shareholders. In this section, we present more systematic evidence that rejects this claim as well.
     Targets remaining independent not dominated by management directors. We begin with the same sample of all hostile bids from 1996 onward as reported in our original paper, updated since then to include more recent bids (n=112 total bids).30 We then focus on the subset of targets that remained independent nine months after the hostile bid was launched (u=55) and targets that remained independent thirty months after the hostile bid was launched (n=41). We analyze the composition of these boards, using the proxy statement immediately before the hostile bid was launched to identify and categorize the directors. As in the previous section, we follow David Yermack’s definitions for “inside,” “outside,” and “gray” directors.31 Figure 2 shows the average board composition of these targets, divided between ESB and non-ESB targets, for targets that remained independent nine months after the hostile bid was launched:

29.	See Gordon, supra note 4, at 833 (“My suspicion is that we will find that any truly abusive behavior is closely associated with boards that are not truly independent and outside . . . .” (emphasis added)).

30.	When we add these new bids to our data set, none of the findings or conclusions from our original article change in any significant way. We report the results from our larger sample in a current work-in-progress. See Lucian Arye Bebchuk, John C. Coates IV & Guhan Subramanian, The Effect of Takeover Defenses (Oct. 25, 2002) (unpublished manuscript, on file with authors).

31.	See supra note 27.

896	STANFORD LAW REVIEW	[Vol. 55:885
Figure 2: Board Composition for Targets that Remained Independent
     Figure 2 shows that of takeover targets that remain independent nine months after the hostile bid was launched, 67% of directors of ESB targets and 64% of directors of non-ESB targets are outside directors. Because this difference is not statistically significant, we combine the two columns and find that boards of targets that remain independent are comprised overall of two-thirds independent directors, hardly what would be characterized as a pathological board. These percentages persist when we examine only targets that remain independent in the long-run rather than the short-run.32 They are virtually the same as the percentage of outside directors on target boards that choose to sell. Most importantly, the percentages calculated here are almost exactly the same as the average percentage of outside directors on the boards of the S&P 1500 companies, as recently calculated by the Investor Responsibility Research Center.33
     We also examine majority-independence as a dichotomous variable to ensure that the averages in Figure 2 do not mask a bimodal distribution in board

32.	ESB targets that remain independent thirty months after the bid is launched have boards that are 67% independent, on average, and non-ESB targets that remain independent have boards that are 63% independent, yielding an overall board measure of 65% independent. As with short-run target independence, the slight differences between ESB and non-ESB target board composition are not statistically significant.

33.	See Investor Responsibility Research Ctr., Board Practices/Board Pay 2001: The Structure and Compensation of Boards of Directors at S&P 1500 Companies (2002) (finding, based on a slightly different definition of independence, that 65% of directors of S&P 1500 companies are independent). This finding reflects a trend toward a higher percentage of independent directors that has been apparent since the early 1990s. See, e.g., Sanjai Bhagat & Bernard Black, The Uncertain Relationship Between Board Composition and Firm Performance, 54 Bus. law. 921, 945 (1999) (reporting a decline in the number of inside directors at the median firm in their sample “due to changes since 1991 in the composition of a typical board”); Yermack, supra note 27, at 191 tbl.1 (finding 54% outside directors, 10% gray directors, and 36% inside directors among 452 of the largest 500 U.S. companies between 1984 and 1991).

Dec. 2002]	MORE ON STAGGERED BOARDS	897
composition among our sample companies. We find that among the targets in our sample that remained independent, 78% had majority-independent boards. Among the targets in our sample that chose to sell, 84% had majority-independent boards. This difference is not statistically significant (z-statistic = 0.82); moreover, both percentages are slightly (though not significantly) higher than the 75% of New York Stock Exchange companies that currently have majority-independent boards. Thus targets that remain independent in our sample do not seem to have boards that are significantly different, at least as judged by externally observable measures, when compared to the set of targets that choose to sell or the broader set of U.S. public companies.
     Targets remaining independent not dominated by large-blockholder CEO. As a variant of his core argument, Gordon also speculates that target boards that do the wrong thing are dominated by the CEO: “In each of those [bad outcome] cases, the chairman and chief executive was a member of the founding family, held a substantial but noncontrolling stake, and had bitter personal and business rivalries with the suitors.”34 Again, Pennzoil provides an important counterexample to this claim: CEO James Pate owned 0.6% of the company, no other officer or director owned more than 1%, and the only outside shareholder to hold more than 5% was a single institutional investor, which held 8.0%. This case study evidence suggests, at the very least, that not all bad outcomes are the result of a dominant, large-block CEO shareholder.
     As before, we test Gordon’s claim more systematically by examining CEO ownership of all targets in our sample. In testing the hypothesis that high CEO ownership is correlated with a higher likelihood of remaining independent, we use two cut-offs: greater than 5% CEO ownership; and greater than 10% ownership. Using the 5% cut-off, we find that 57% of targets in our sample with high CEO ownership remained independent, compared to 48% of targets with low CEO ownership. Using the 10% cut-off, we similarly find that 57% of targets with high CEO ownership remained independent compared to 47% of targets with low CEO ownership. While these results are at least directionally consistent with Gordon’s hypothesis, neither difference is statistically significant (z-statistics = -0.82 and - 0.64, respectively).
     Moreover, closer analysis of these results reveals that the difference is driven entirely by lower independence rates for targets with CEO ownership in the 2-5% range. Figure 3 shows target independence rate for various categories of CEO ownership:

34.	Gordon, supra note 4, at 832.

898	STANFORD LAW REVIEW	[Vol. 55:885
Figure 3: Target Independence Rate by Ceo Ownership
     Figure 3 reveals that targets with CEOs who own between 2-5% of the company are substantially more likely to sell to either the hostile bidder or a white knight, at 95% confidence. This result continues to hold when we control for other factors that might influence bid outcomes, as reported in our original paper. No other levels of CEO ownership are statistically significant at 95% confidence. One potential explanation for this nonlinear result is that at low levels of CEO ownership the CEO does not have sufficient incentives to sell, while at high levels of CEO ownership the private benefits to the CEO are sufficiently large that the CEO is unwilling to sell. The latter result is consistent with prior work finding that the effectiveness of incentives declines for managers after certain levels of ownership.35
     While the 2-5% “sweet spot” is an interesting finding, it is inconsistent with Gordon’s theory, which would predict that the target independence rate should be monotonically increasing in ownership—for example, > 5% CEO ownership should yield higher independence rates than < 2%. Thus, neither the Pennzoil case study nor the aggregate evidence on CEO ownership is consistent with Gordon’s conjecture that bid outcomes are the result of boards dominated by powerful CEOs.
C. The Uneasy Case for Absolute Reliance on Independent Directors
     Bainbridge and Gordon both believe that shareholders would be best served by having a board with a majority of independent directors, who then

35.	See Randall Morck, Andrei Shleifer & Robert W. Vishny, Management Ownership and Market Valuation, 20 J. Fin. Econ. 293 (1988) (finding that the strength of correlation between ownership by the board of directors and market valuation first increases, then declines, and finally rises slightly as ownership rises).

Dec. 2002]	MORE ON STAGGERED BOARDS	899
have full control over the decision whether to sell.36 Bainbridge argues that the maximization of shareholder wealth would be best achieved through “centralization of essentially nonreviewable decisionmaking authority in the board of directors.”37 Gordon similarly argues that we should rely on directors to “do the right thing” for shareholders, particularly when the board is composed of a majority of independent directors: “[I]f you trust directors to fulfill their duties, you want them to have the most powerful tools available.”38
     The analysis in the prior section, however, demonstrates that having a majority of independent directors on the board provides us with no confidence that the board will do what is right for shareholders. Therefore, as an empirical matter, the reliance that Bainbridge and Gordon want to place on independent boards seems unwarranted.39 Moreover, it seems difficult to reconcile these views with recent events at Enron and elsewhere, in which outside directors were shockingly unaware of basic business issues that their companies faced. To rely so heavily on outside directors, who in general cannot be expected to devote large amounts of time to their director tasks, and who are dependent on officers for information,40 seems fundamentally flawed.

36.	In fairness, none of our commentators had before them the evidence just reviewed, showing the lack of any clear relationship between board independence and bid outcomes. While it is possible that this new data might change their views on the wisdom of relying on independent directors, in this Part we assume for argument’s sake that their views will not be swayed by this evidence.

37.	Bainbridge, supra note 3, at 807, Bainbridge argues that without a board-centered view, a bidder would simply “mak[e] a low-ball tender offer to the shareholders, which they probably will accept due to the collective action problems that preclude meaningful shareholder resistance.” Id. at 808. In fact, our proposal would provide an “undistorted choice” through the proxy contest route that would not fall prey to structurally coercive offers. See Lucian Arye Bebchuk, Toward Undistorted Choice and Equal Treatment in Corporate Takeovers, 98 Harv, L. Rev. 1695, 1700 (1985) (defining the objective of undistorted choice as allowing takeover “if and only if a majority of the target shareholders view the acquisition price as higher than both the independent target’s value and the value of other available offers”); see also Leo E. Strine, Jr., The Professorial Bear Hug: The ESB Proposal as a Conscious Effort to Make the Delaware Courts Confront the Basic “Just Say No” Question, 55 Stan. L. Rev. 863, 877 (2002) (stating that “the threat of substantive coercion would seem to be at its nadir” when there has been an informed shareholder vote).

38.	See Gordon, supra note 4, at 830.

39.	Curiously, in a final footnote, Bainbridge seems to shift gears, abandoning his seemingly categorical reliance on boards and endorsing our policy proposal. See Bainbridge, supra note 3, at 818 n.150 (“It is hard to imagine situations in which it would be reasonable for a board to continue resisting an unsolicited offer after the hostile bidder has won an initial proxy contest.”). If continued resistance fails reasonableness scrutiny, as Bainbridge suggests, then it would certainly fail the Unocal test that we propose should apply to this situation.

40.	See, e.g., Jay W. Lorsch & Elizabeth Maclver, Pawns or Potentates? The Reality of America’s Corporate Boards (1989); Myles L. Mace, Directors: Myth and Reality (1971); Laura Lin, The Effectiveness of Outside Directors as a Corporate Governance Mechanism: Theories and Evidence, 90 Nw. U. L. Rev. 898, 913 (1996) (describing constraints on outside directors’ ability to monitor).

900	STANFORD LAW REVIEW	[Vol, 55:885
     Yet Bainbridge and Gordon wish to go beyond the current state of the Delaware law and move toward exclusive reliance on boards in the takeover context. This view is inconsistent with the approach taken under current . Delaware takeover law. While Delaware case law has given more weight to board decisions that are approved by independent, disinterested directors, Delaware law does not place this trust blindly, as Bainbridge and Gordon would have us do. Rather, Delaware carves out the takeover context as an area where we need to be concerned about “the omnipresent specter that a board may be acting primarily in its own interests.”41 For this reason the use of defensive tactics is reviewed using intermediate scrutiny under the well-known two-part test set out in Unocal.
D. Implications for Current Corporate Governance Reforms
     It is worth noting that our findings also have implications for the recently enacted Sarbanes-Oxley Act of 200242 and for the proposed revisions to the New York Stock Exchange (NYSE) listing standards.43 These reforms place heavy reliance on independent directors: Sarbanes-Oxley requires an entirely independent audit committee for every company listed on a national securities exchange,44 and the NYSE reforms further require a majority of independent directors overall and entirely independent compensation and nominating committees for NYSE-listed companies. But in the takeover context, we have seen that having independent directors hardly ensures that targets do not persist in just saying no, even when doing so results in shareholder losses. How does one explain this apparent lack of connection between board composition and bid outcome? What does this finding imply for the current reforms that seem to rely so heavily on independent directors to “do the right thing”?
     Although a full analysis of these questions is beyond the scope of this Reply, we wish to make a few brief remarks. In recent work, one of us, with others, has analyzed two reasons as to why ostensibly independent directors might make choices in ways that are favorable to CEO’s.45 First, even when directors are nominally independent, they are often influenced by the fact that the CEO was involved in getting them on the board; thus it is only natural that they are influenced in their exercise of discretion in favor of the person who

41.	Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 954 (Del. 1985).

42.	See Sarbanes-Oxley Act of 2002, Pub. L. No. 107-204, 116 Stat. 745.

43.	See Corporate Governance Rule Proposals Reflecting Recommendations from the NYSE Corporate Accountability and Listing Standards Committee As Approved by the NYSE Board of Directors August 1, 2002 (No. SR-NYSE-2002-33 filed Aug. 16, 2002), available at http://www.nyse.com/pdfs/corp_gov_pro_b.pdf.

44.	See Sarbanes-Oxley Act § 301.

45.	See Lucian Arye Bebchuk, Jesse M. Fried & David I. Walker, Managerial Power and Rent Extraction in the Design of Executive Compensation, 69 U. Chi. L. Rev. 751, 764-74 (2002).

Dec. 2002]	MORE ON STAGGERED BOARDS	901
gave them that opportunity. Second, independent directors often lack the independent information and the incentive to exert effort needed to enable them to take views opposite to the CEO. In the takeover context, for example, the investment banker is often chosen by management, and much of the valuation information that directors get comes from this investment banker.46 These explanations might provide some insight as to why independent directors do not provide a sufficiently adequate check on management, and, by extension, why the Sarbanes-Oxley Act and the revised NYSE listing guidelines may represent only modest and possibly insufficient steps to improve corporate governance more generally.
     We wish to caution that we do not claim that independent directors are inherently ineffectual in making independent decisions on how to respond to a hostile bid, or more generally in making decisions. Such a blanket statement would be unwarranted for at least two reasons. First, the evidence from the late 1990s that we presented in our original paper may or may not predict how independent directors will act in response to the multitude of ongoing changes in law, markets, and business practices today—for example, increased public oversight of auditors, enhanced audit committee powers, CEO certifications of financial statements, high-profile prosecutions of prominent CEOs, etc. Second, how independent directors will act in any particular boardroom depends on a myriad of factors—for example, how they are selected, what independent sources of information they have, what incentives they have to monitor management, and so on.
     Thus, we do not wish to make a prediction on how the new rules will influence how independent directors will act in general All we claim here is that the presence of a majority of independent directors in the past has not reduced the likelihood of a harmful “just say no” defense in the context of a hostile bid. This Finding leads us to be somewhat skeptical about relying exclusively on independent directors as the galvanizing force for corporate governance improvements in the future. Far better, it seems to us, to tilt slightly back toward a governance approach that balances shareholder and board power in the context of fully-financed, high-premium hostile takeover bids, at least absent explicit shareholder consent to the contrary. One way of doing so would be for courts to adopt the proposal that we describe in our original article.
E. Other Objections
     Beyond the effects of independence and CEO ownership on board performance, Gordon raises several other issues in his commentary that we can address more briefly here. First, he argues that the “data set is stacked against

46.	See, e.g., Brian J. Hall, Christopher Rose & Guhan Subramanian, Circon (A) (Harvard Business School Case Study N9-801-403).

902	STANFORD LAW REVIEW	[Vol. 55:885
ESBs” because ESBs receive a greater proportion of bear hug bids than non-ESBs.47 Because bear hug bids are a weaker form of bid, it should be no surprise that they are successful less often than full bids. Our response to this point is twofold. First, as we report in our original paper, we in fact control for the potential effect of bear hugs in our multivariate regression models, for exactly the reasons that Gordon describes.48 When we do so, we continue to find that ESBs have a substantial and statistically significant effect on target independence. Second, the decision to make a bear hug bid or a full bid is not exogenous to the target’s takeover defenses: Bidders will be more inclined to make a bear hug bid against an ESB target precisely because the ESB defense is so potent. To use the driving analogy that Gordon has himself used in a separate critique of our work,49 we do not need to observe several cars smashing into a wall to accept that the wall is sturdy. Accordingly, because bid tactics are endogenous to target defenses, we also run our multivariate regression model without the bear hug control, so that the effect of this endogeneity is (correctly) captured in the ESB coefficient. When we do so, we continue to obtain the result that ESBs are highly correlated with target independence.50
     Similarly, Gordon questions whether the results we report are derived primarily from non-Delaware jurisdictions. “For all we know, the lower incidence of independence for ESB targets may have been concentrated in other jurisdictions with different legal features that help explain the results.”51 In fact, the results are even stronger when we examine only Delaware targets. Figure 4 shows short-run bid outcomes by target defenses, for ESB targets in Delaware (n=29) and non-ESB targets in Delaware (n=24).

47.	Gordon, supra note 4, at 827.

48.	See Bebchuk et al., supra note 1, at 931 (describing results from a multivariate model which includes controls for bid features such as “proxy fight, bear hug bid, tender offer, [and] bust-up bid”).

49.	See Mark Gordon, Poor Study Habits, Daily Deal, June 20, 2002, at 16.

50.	See Bebchuk et al., supra note 30 (presenting multivariate regression analysis results); Bebchuk et al., supra note 1, at 931 (reporting results from this and other tests).

51.	See Gordon, supra note 4, at 828.

Dec. 2002]	MORE ON STAGGERED BOARDS	903
Figure 4: Short-Run Bid Outcomes, Delaware Targets Only
     Figure 4 shows results for Delaware targets that are statistically indistinguishable from the outcome results that we report in our original paper.52 Therefore, our focus on the takeover law of Delaware seems warranted. Of course, even if the results in Figure 4 were not consistent with our overall results, the fact that most states look to Delaware for guidance on important issues of takeover law would seem to justify our focus.
     Third, Gordon notes that our original study “fails to make any assessment of whether an ESB has a stronger antitakeover effect than an EAT.”53 In fact, in our follow-on paper we do include EAT as an independent variable but find that it has no statistically significant effect on bid outcomes.54 This finding highlights the unique potency of the ESB defense, and suggests that between the “delay problem” and “two-election problem” that we identify, the potency of the ESB might come primarily from the latter.
     Finally, Gordon argues that our calculation of the effects of remaining independent ignores the harmful effect of the hostile bid itself.55 This assertion is incorrect. If hostile bids harm targets, then targets that sell should also produce lower returns than if no bid had been made. What we are measuring in our analysis is the difference between returns to targets that remain independent and returns to targets that sell. Because all of the targets in our sample have received a hostile bid, the negative effect that Gordon describes will cancel out in our calculation.56

52.	See Bebchuk et al., supra note 1, at 930 fig.3.

53.	See Gordon, supra note 4, at 827.

54.	See Bebchuk et al., supra note 30.

55.	See Gordon, supra note 4, at 825.

56.	Gordon claims that we “have not made available, and this author has not had access to,” the data underlying the study. See id. at 823 n.17. In fact, all) of the data on which we rely is publicly available, and we have described in detail our data sources in our original article. See Bebchuk et al., supra note 1, at 925-26. Therefore, our raw data is available to

904	STANFORD LAW REVIEW	[Vol. 55:885
II. Countervailing Benefits in Friendly Acquisitions
     Our analysis thus far has focused on extending and refining the core model that we presented in our original paper. In this core model we focused on the set of hostile bids since 1996, currently 112 in number.57 We have documented the outcomes of these bids in both the short run and in the long run, and have attempted to estimate the wealth effects of the various outcomes. This approach follows closely from the existing, well-developed literature on the market for corporate control, and allows us to focus squarely on the issues that confront the Delaware courts. We have sought to contribute in this way, and we are glad that some of the participants in this Symposium accept the picture that we have put forward in this respect.
     However, Gordon and Bainbridge argue that ESBs can have potentially beneficial effects in the form of higher premiums for targets in negotiated transactions.58 In this Part we present the first empirical evidence on this question, and find that it does not support the Gordon/Bainbridge hypothesis. We also refute the anecdotal, case-study evidence that Gordon presents in support of this view. Combining the finding presented in this Part with our earlier findings, we believe that the burden must be on takeover defense proponents to present evidence in support of their view.
A. Do ESBs Necessarily Increase Premiums in Friendly Negotiations?
     Gordon assumes that ESBs must have a positive impact on premiums in negotiated acquisitions. The more powerful the weapons on the part of incumbents to stop a hostile bid, goes the argument, the more bargaining power the incumbents must have. Because it would be “an impossible feat of logic” to argue otherwise, Gordon claims that we concede that ESBs give targets bargaining power and thereby lead to increased premiums in friendly transactions.59 In fact, we make no such concession—rather, we view the question as very much an open one.60

Gordon and others.

57.	Whiie we could in theory go back to earlier bids, one of us in other work argues and presents evidence that the just say no defense only became truly solid in Delaware in the mid-1990s. See Guhan Subramanian, The Disappearing Delaware Effect (Harvard Law School Olin Paper 391, November 2002). If the early 1990s were in fact a different takeover era, then the bids from this era would not be directly comparable to the bids in our sample. Of course, one could make the same argument for hostile takeover bids going forward—that the recent scandals and reforms in corporate governance have led us to a still different takeover marketplace than the one we analyze in our paper. To this point we can only say, “Too soon to tell.”

58.	See Bainbridge, supra note 3, at 808; Gordon, supra note 4, at 823.

59.	Gordon, supra note 4, at 823-24.

60.	See Bebchuk et al., supra note 1, at 936 (“[T]he evidence is not sufficient even to conclude that there is any positive effect at all of ESBs on deal premiums, though we cannot reject this possibility with our small-sample analysis.”).

Dec. 2002]	MORE ON STAGGERED BOARDS	905
     Indeed, in recent work, one of us discusses in detail whether theory clearly predicts that board veto would produce higher premiums compared with a regime such as the one we propose, and concludes that it does not.61 First, under the approach we recommend, incumbents would hardly lose the ability to bargain for shareholders. Incumbents would still be able to delay an acquisition until a shareholder vote takes place, and, conversely, consent by incumbents would enable a much faster resolution, even assuming that shareholders would ultimately favor the offer. Furthermore, incumbents’ support would presumably increase the likelihood of shareholder approval. Note that lawyers can and do bargain on behalf of their clients, for example, even though they generally have no veto power because the client can accept a settlement offer at any time.
     Thus, giving boards veto power over takeover bids is not needed to enable significant bargaining by boards on shareholders’ behalf for a long period of time, provided only that shareholders are content to have management continue bargaining and do not intervene to take management’s bargaining mandate away. Furthermore, whatever extra bargaining leverage management might obtain from board veto power might be used not to extract a higher premium, but rather to obtain a better treatment for management. In fact, recent empirical evidence indicates that managers are willing to accept lower premiums for shareholders in acquisitions providing more favorable treatment of managers.62
     With theory not enabling a clear prediction on the effect on friendly deal premiums, the question is, therefore, whether there is any evidence that the alleged effect exists and is substantial. Neither Gordon nor Bainbridge provides or cites any evidence that this is the case. In fact, such evidence does not exist, and new preliminary evidence that we have gathered fails to unearth such an effect.
B. The Poison Pill “Evidence ”
     In a prior critique of our work,63 and to some extent in his response here,64 Gordon has pointed to the poison pill studies as evidence in favor of the higher

61.	See Lucian Arye Bebchuk, The Case Against Board Veto in Corporate Takeovers, 69 U. Chi. L. Rev. 973, pt. II.C.4 (2002).

62.	See Jay Hartzell, Eli Ofek & David Yermack, What’s in It for Me?: Personal Benefits Obtained by CEOs Whose Firms Are Acquired (March 2000) (unpublished manuscript, on file with authors); Julie Wulf, Do CEOs in Mergers Trade Power for Premium? Evidence from “Mergers of Equals” (June 2002) (unpublished manuscript, on file with authors) (reporting findings suggesting that CEOs trade power for premiums by negotiating shared control in the merger firm in exchange for lower shareholder premiums).

63.	See Gordon, supra note 49 (citing the pill studies and their conclusion “that companies that have these [poison pill] plans receive higher takeover premiums than those that do not have them”).

64.	See Gordon, supra note 4, at 824-25 (citing the pill studies again but also acknowledging the critique of these studies that one of us has provided elsewhere).

906	STANFORD LAW REVIEW	[Vol. 55:885
premiums hypothesis. These studies consistently find that targets with poison pills received higher premiums than targets without pills. However, these studies are flawed in two important ways. First, accepting for a moment their results at face value, the pill studies cannot distinguish between a story in which defenses allow target boards to extract higher premiums and a story in which low-premium bids are simply deterred by the pill. The two stories are observationally equivalent in the studies to date, yet lead to very different implications for the net effect of pills on shareholder value. Second, virtually all companies have “shadow pills” that can be put in to place after a hostile bid has been launched.65 One of us has demonstrated in prior work that that these shadow pills make the results of pill premium studies difficult to interpret at best, and perhaps meaningless.66 Thus the pill studies provide no useful evidence on the validity of the higher premiums hypothesis.
C. New Evidence on the Higher Premiums Hypothesis
     Studies of the ESB defense would not necessarily suffer from these same flaws, but despite twenty years of research on takeover defenses, such studies have not been done. This omission is particularly puzzling to us because the higher premiums hypothesis seems to be central to the argument for “new school” takeover defense proponents such as Gordon and Bainbridge. In our original study of hostile bids, we found no evidence that managers of ESB targets were able to achieve higher premiums for their shareholders than managers of non-ESB targets.67 Here, we accept Gordon’s challenge to expand our scope and examine a sample of friendly deals as well.
     Our sample includes all mergers or acquisitions of public company targets that are included in the sharkrepellent.net database, from the inception of that database in October 2000 to June 2002.68 Our sample includes 39 ESB targets and 34 non-ESB targets—admittedly a small sample, but a first step towards an empirically rigorous assessment of the higher premiums hypothesis. The premiums in these 73 deals, calculated relative to the announcement date for the deal and classified by the target’s defenses, are given in Figure 5:

65.	See John C. Coates IV, Takeover Defenses in the Shadow of the Pill: A Critique of the Scientific Evidence, 79 Tex. L. Rev. 271, 286-91 (2000).

66.	Id. at 311-14.

67.	See Bebchuk et al., supra note 1, at 935-36.

68.	This sample includes the Willamette-Weyerhaeuser deal, which we describe in more detail infra Part II.D.

Dec. 2002]	MORE ON STAGGERED BOARDS	907
Figure 5: Median Bid Premium By Target Defenses
     Figure 5 shows only slight differences between premiums for ESB and non-ESB targets—in fact, sample medians are lower for ESB targets, contrary to what the higher premiums hypothesis would predict, though these differences are not statistically significant. These (non) results continue to hold when we control for other factors such as financial performance of the target (sales growth, Tobin’s Q, and return on assets), size of target (log of net sales), and industry.69
     To be sure, because of the small size of the sample studied, more work on a larger sample would be needed to reach confident conclusions. Until such work is done, however, the preliminary evidence that we present appears to be inconsistent with the bargaining hypothesis.70
     We conclude by turning to the anecdotal evidence that takeover defense proponents use to support their view. At the outset, we note that even an ideal anecdote in which a higher premium was paid after the target initially resisted should convince no one that the ESB produced the higher premium. The reason is simple: For every ESB target in our sample that resisted the hostile bid and finally sold for a higher price, there is a non-ESB target that achieved equal or better gains for its shareholders. First offers are just that—first offers—and just as it wouid be surprising for someone to accept the first offer from a used car dealer, it would be surprising for any target, ESB or otherwise,

69.	Of these variables, the only one that was statistically significant in a consistent way was net sales, which was negatively correlated with premium.

70.	Moreover, the potential for bid deterrence against ESB targets would only serve to reduce the likelihood that ESBs create value for shareholders overall. Or, put differently, even if we were to find from the simplistic analysis presented in Figure 5 that premiums were in fact higher against ESB targets, we could not conclude from this evidence alone that ESBs were value-enhancing.

908	STANFORD LAW REVIEW	[Vol. 55:885
to agree to a bidder’s first offer. Weyerhaeuser’s hostile bid for Willamette illustrates the danger of resorting to anecdote with respect to the higher premiums hypothesis. We nevertheless turn to this case study now.
D. Case Study: Weyerhaeuser’s Hostile Bid for Willamette
     In a recent exchange with one of us, Martin Lipton used the January 2002 takeover of Willamette as an example of a hostile bid for a target with an ESB in which the presence of an ESB benefited shareholders.71 As part of that exchange, one of us has provided a detailed analysis of the Willamette takeover saga. This analysis suggested that the stalling by incumbents, aided by a staggered board, did not provide Willamette’s shareholders with any significant benefit.72
     Gordon takes issues with this Willamette analysis. To briefly recap the Willamette bid: Willamette received a bid of $48 per share from Weyerhaeuser in November 2000, and its board finally capitulated to shareholder pressure and agreed to be acquired for $55.50 per share in January 2002. Gordon argues that, although the stalling produced only an increase of 16% from the initial bid, the 16% stands favorably when compared with the performance of the general stock market and Willamette’s industry between November 2000 and January 2002. But this analysis misses a key point: There is little reason to believe that a 16% increase from the initial bid required stalling and refusing to engage in any negotiations for many months.
     Bidders are generally willing to offer somewhat more than the initial bid to get the deal done, and there are aspects of the Willamette story which lead one to believe that an increase could have been obtained in this case even without massive stalling.73 In fact, when Weyerhaeuser made its bid in November 2000, an analyst guessed that “the two companies will go to the bargaining table by the end of next week and reach a deal at $55 a share, possibly a tad higher.”74 But despite the strong signals that investors wanted to have discussions with the hostile bidder, Willamette’s incumbents kept refusing to enter such discussions, saying that Willamette “is not for sale.”75 This refusal persisted after Weyerhaeuser stated explicitly in May 2001 that it would raise its offer if Willamette would negotiate a friendly deal; Willamette did not enter into discussions to even explore what increase in premium Weyerhaeuser

71.	See Martin Lipton, Pills, Polls, and Professors Redux, 69 U. Chi. L. Rev. 1037, 1057(2002).

72.	See Bebchuk, supra note 61, at 1030-33.

73.	For a fuller account of the facts noted below, see id.

74.	Nikhil Deogun, Weyerhaeuser Plans to Make Hostile Bid of $5.4 Billion for Willamette Industries, Wall St. J., Nov. 29, 2000, at A4 (quoting Mark Wilde, an analyst at Deutsche Banc Alex. Brown).

75.	See Willamette Rejects $5.5 Billion Offer From Weyerhaeuser, Wall St. J., May 10, 2001, at C18.

Dec. 2002]	MORE ON STAGGERED BOARDS	909
would be willing to offer. Only in October 2001, eleven months after the initial bid, and two months after being defeated in a proxy contest that enabled Weyerhaeuser to replace one-third of the board, did Willamette express willingness to sit down with Weyerhaeuser to explore how much it would be willing to raise its bid. If bargaining for a higher price was the goal of the board, why did the board for eleven months not even explore with Weyerhaeuser whether it would be willing to raise its price by at least 15% in order to get the deal done?76
     In short, the Willamette case, which Lipton described as a “shining example” for successful bargaining facilitated by an ESB,77 and which Gordon similarly views as very supportive, is hardly favorable to ESBs. We hope that future research will provide more evidence on this question. In the meantime, however, there is no basis for viewing the effect on premiums in negotiated acquisitions as sufficiently favorable to outweigh the clearly undesirable effect it has for hostile bids.
III. Our Proposed Approach
A. Rules vs. Standards
     In our original article we suggested that courts should carefully scrutinize the maintenance of a pill after the incumbents have lost a first election, and should generally require incumbents to redeem the pill in this situation. Both Vice Chancellor Strine and Professor Bainbridge raise questions about our formulation of a rule-like arrangement. They correctly observe that such a rule would not be in the spirit of how Delaware courts approach things. Vice Chancellor Strine, for example, characterizes our proposal as a “bright-line” approach that avoids the case-specific factfinding that Unocal has been thought to require, but also loses the benefits of the “muddling through” that characterizes the common law.78 Bainbridge praises Delaware courts for

76.	Gordon also allows that Willamette might have been a pathological case of bad corporate governance, Gordon, supra note 4, at 835. In this respect, he differs from Lipton, who views the Willamette board as a “shining example” of a board acting in its shareholders’ interests. Lipton, svpra note 71, at 1057. Gordon seems to admit that Willamette’s board might have displayed an intransigence that “somehow went well beyond mere bargaining strategy”—but cautions against drawing conclusions from this because “Willamette is a ‘hard case’ because it provides an example of a board for which the independence model had been significantly warped by a history of tremendous personal animosity and business rivalry between the raider and the target.” Gordon, supra note 4, at 834 n.70, 835. For more systematic evidence on this point, see supra Part I.B.2.

77.	Lipton, supra note 71, at 1057.

78.	Strine, supra note 37, at 881.

910	STANFORD LAW REVIEW	[Vol. 55:885
having “remained faithful to their preference for the Unocal standard of review over the many prophylactic rules advocated by academics.”79
     On reflection, we concede that our approach would be better cast in the language of a standard. Thus, in our view, courts should give much weight in deciding whether a pill should be maintained to whether or not there has been a shareholder vote. If such a vote has been cast and lost, we continue to believe there should be a strong judicial presumption that maintaining the pill would be disproportionate or preclusive. But even under our (now-clarified) proposal, the target board should have an opportunity to persuade a court that its reasons for maintaining a pill were justified by unusual facts or circumstances.
     We make this concession not simply to make our approach more palatable to some observers. Rather, on reflection, we too can readily envision situations—which we nevertheless believe would be unusual—in which it would make sense for a judge to decline to order an immediate redemption of a pill following the defeat of incumbents in an election. Suppose that incumbents were defeated in such an election but that the following day a new potential buyer emerged and offered to negotiate with management an acquisition at a much higher premium. Or suppose it was discovered that the bidder had been clearly and flagrantly engaging in insider trading to support its bid, or had been intentionally misleading the marketplace about its bid financing (in a cash bid) or future prospects (in a bid involving stock consideration).
     In such plausible but unusual instances, it would be reasonable for a court to retain the discretion to allow a target to maintain a pill, either to provide the target time to negotiate with a new bidder or for the market to digest and target shareholders to respond to new information. Indeed, we can even imagine situations where a court would allow a target to maintain a pill in place until (yet another) election were able to be held that would allow shareholders to vote with full information, although we would caution against allowing targets to request such judicial forbearance for any reason other than truly significant developments. Presumably, it would be more difficult for a legislature to anticipate and accommodate ail of the potential exceptions within a general pronouncement on defenses. For these reasons, we agree that our proposal is best implemented as a court-enforced standard rather than a bright-line rule.80

79.	Bainbridge, supra note 3, at 814.

80.	We note that although legislation is generally “rule-like” and judicially developed common law is generally “standard-like,” this need not be the case. See Louis Kaplow, Rules Versus Standards: An Economic Analysis, 42 Duke L.J. 557, 588-90 (1992). Thus, our agreement here that standards should continue to prevail in the takeover arena is not inconsistent with Vice Chancellor Strine’s call for legislative guidance, which we would endorse. Strine, supra note 37, Part IV.

Dec. 2002]	MORE ON STAGGERED BOARDS	911
B. Judicial Moderation
     In his essay, Vice Chancellor Strine explains the difficult role that the Delaware courts face in developing takeover doctrine in the absence of clear legislative directive. He views our proposal as seeking the Delaware judiciary to “fill the legislative vacuum, by taking bold and decisive judicial action.”81 This raises the question of whether, whatever might be the substantive merits of our approach, following it would be a departure from the “cautious, evolutionary approach” which the Delaware judiciary understandably seeks to follow.82
     We would indeed welcome intervention by the Delaware legislature to chart an optimal allocation of power between shareholders and directors in the takeover context. Indeed, in our original article, we discussed what would be the optimal menu of takeover defenses that a legislature might want to provide.83 We are, however, realists. Legislative intervention appears unlikely in the foreseeable future. The last time the Delaware legislature acted in this area was 1988, when it adopted a moderate antitakeover statute.84 This statute was adopted three years after the Unocal, Moran, and Revlon decisions provided a basis for judge-made law on takeover defenses, and the legislature clearly, if implicitly, opted to leave the sensitive matter of takeover defenses to subsequent development of case law. Given that pressures for legislative intervention are probably weaker today than they were in the late 1980s and early 1990s, we have little reason to expect legislative action on takeovers anytime soon.
     Given this background, we believe that our approach in fact represents a path for the Delaware courts to develop that is more consistent with a moderate, cautious, and evolutionary judicial role than are plausible alternatives. To start with, the last time the Delaware legislature acted, it chose to move neither in the direction of preventing takeover defenses (as the SEC and many institutional shareholders and academics advocated), nor in the direction of providing incumbents with the power to veto acquisitions (as some other states did).85 In our view, our approach provides the least intrusive yet principled way to prevent Delaware courts from falling into complete deference to board veto.86
     Moreover, we would stress that it was not solely the courts, but the Delaware legislature that—in enacting the compromise on Delaware General

81.	Strine, supra note 37, at 882.

82.	Id. at 881.

83. 84.	See Bebchuk el al., supra note 1, at 948-50. See Del. Code Ann. tit. 8, § 203 (2001).

85.	E.g., 15 Pa. Cons. Stat. Ann. § 17I5(a) (West 2002).

86.	Cf. Strine, supra note 37, at 879 n.45 (likening Bainbridge’s alternative to “the business judgment rule standard’s ‘rationality’ test,” with the practically complete deference to well-advised boards that it implies).

912	STANFORD LAW REVIEW	[Vol. 55:885
Corporation Law section 203 in 1988—chose to leave in place the approach established by the Delaware judiciary. Under this approach, courts would allow directors to maintain a pill only on conditions of (1) judicial review for proportionality under Unocal and (2) the “proxy out,” as Vice Chancellor Strine succinctly summarizes the express linkage in Moran between the pill’s legitimacy and the importance of an effective shareholder voting mechanism. As we discussed in detail in our original article, our approach can be viewed as the most reasonable implementation of these principles. Allowing incumbents generally to maintain a pill after losing one election conducted over a fully financed offer would gut Unocal and effectively eliminate the “proxy out.” By keeping the original promise of Moran, our proposal would not be a departure from the cautious evolutionary chart but rather its most sure continuation.87
     Another way of seeing why following our approach would be more expressive of judicial moderation than general judicial endorsement of just say no is to reflect on the courts’ role in the legitimation of the poison pill itself. As Vice Chancellor Strine noted on another occasion,88 the Delaware General Corporation Law provides (as a default matter) no restrictions on the freedom of shareholders of a public corporation to sell their shares. Yet the ability of incumbents to impede hostile bids has largely resulted from the evolution of a judge-made body of law that permits incumbents to use pills—devices created precisely to prevent shareholders from selling their shares to a willing bidder. Only by conditioning judicial approval of pills on both a substantive form of proportionality review and on the “proxy out” can the developments be plausibly reconciled with the absence of default transfer restrictions in the Delaware statute. Thus, by moving quite far in the direction of allowing incumbents to block offers, but declining to move so far that bid-blocking could be done without proportionality review and the “proxy out,” the Delaware courts have “forged a compromise.”89 To now drop the requirements of proportionality review and the “proxy out” would be a much more radical change in Delaware jurisprudence than sticking with the compromise and upholding the original terms of Moran.
C. The Extreme Positions of Our Critics
     The converse of the points just made are also important to keep in mind. While our approach would be consistent with judicial moderation and established principles, the approaches supported by our critics represent startling and radical departures from both Delaware tradition and common

87.	Cf. Bainbridge, supra note 3, at 797 n.34 (stating that we “propose adding yet another standard of review to Delaware law”),

88.	See Leo E. Strine, Jr., Categorical Confusion: Deal Protection Measures in Stock-for-Stock Merger Agreements, 56 Bus. law. 919, 925 (2001).

89.	Strine, supra note 37, at 871.

Dec. 2002]	MORE ON STAGGERED BOARDS	913
sense. Gordon, Bainbridge, and Stout all wish practically to give directors unfettered and indefinite power to block bids.90
     This position would be a clear departure from well-established doctrinal principles in Delaware. As Vice Chancellor Strine describes, the Delaware courts have clearly chosen to apply a different standard from the business judgment rule to defensive tactics. The Unocal standard establishes limits on the use of the most potent of these weapons. This is done because of the recognition that the takeover context is one in which courts must recognize the “omnipresent specter” of a board acting in its interest. The level of deference that Gordon, Bainbridge, and Stout wish to give to directors is one that Delaware law has long ago decided to reject.
     It is also worth noting that the position of these three critics represents a rather extreme area in the continuum of legal attitudes toward defensive tactics. As reflected in Figure 6, this continuum runs between one extreme, in which incumbents would not be allowed to engage in any defensive tactics (as advocated by Judge Easterbrook and Dean Fischel in 1982,91 and as effectively implemented by the British City Code92) to another extreme, in which incumbents should be able to “just say no” indefinitely under the protection of the business judgment rule (as advocated by Martin Lipton in 197993 and as effectively implemented in the Netherlands94).

90.	See Bainbridge, supra note 3, at 816-18; Gordon, supra note 4, at 830 (“The decision [whether to ‘just say no’] remains in the hands of duty-bound directors. And if you trust directors to fulfill their duties, you want them to have the most powerful tools available.”); Stout, supra note 2, at 848-49.

91.	See Frank H. Easterbrook & Daniel R. Fischel, The Proper Role of a Target’s Management in Responding to a Tender Offer, 94 Harv. L, Rev, 1161, 1164 (1981).

92.	See City Code on Takeovers & Mergers, General Principles, in 2 Weinberg & Blank on Take-overs and Mergers 7001 (Laurence Rabinowitz ed, 5th ed. 1989); Paul L. Davies, Gower’s Principles of Modern Company Law 783 (6th ed. 1997) (“After a bona fide offer... no action may be taken by the board without the approval of [shareholders] which could result in the offer being frustrated .,..”). The United Kingdom imposes some delay on a bid, to allow target shareholders time to consider the bidder’s proposal, and effectively requires equal treatment of target shareholders. See Takeover Panel, City Code on Takeovers and Mergers Rules 31, 34 (7th ed. 1992). In contrast, the Easterbrook & Fischel proposal would have permitted “Saturday Night Specials”— virtually overnight takeovers—without delay.

93.	See Lipton, supra note 5.

94.	For a description of the laws regulating takeovers of companies in the Netherlands, see Steven R. Schuit & Jan-Erik Janssen, M&A in the Netherlands 113-35 (1996) (“To date, no hostile offer has been successful in the Netherlands.”); Abe de Jong, Douglas V. DeJong, Gerard Mertens & Charles E. Wasley, The Role of Self-Regulation in Corporate Governance: Evidence from the Netherlands (Oct. 30, 2001) (unpublished manuscript), available al http://papers.ssm.com/sol3/papers.cfm?abstract_id=246952.

914	STANFORD LAW REVIEW	[Vol. 55:885
Figure 6: Continuum of Views on Takeover Defenses
     Adoption of our approach would still leave incumbents with substantial power to block offers for a significant period of time (converting the ESB-pill combination into an effective annual term or EAT) between the commencement of a bid and the election of target directors in the context of that bid. Moreover, if our proposal were implemented as a standard, rather than a hard-and-fast rule, courts could even allow target boards some time after a First election loss, as long as the justifications for so doing were compelling.
     But our three critics wish to go nearly to the end of the continuum. Admittedly, they would not give target boards outright discretionary blocking power that could last indefinitely, as does the Netherlands. But, as the data in our original article demonstrate, allowing target boards to sit behind an ESB-pill combination, subject only to the procedural requirements of good faith and information of the business judgment rule standard and the theoretical ability of bidders to last through two proxy fights, is much closer to the Netherlands end of the spectrum than it is to any practically available moderate position. Seen in this context, our critics’ position is in fact quite radical.95

95.	We omit from our spectrum the proposal put forward by Lipton and Rosenblum proposing a quinquennial election of directors, see Martin Lipton & Steven A. Rosenblum, A New System of Corporate Governance: The Quinquennial Election of Directors, 58 U. Chi. L. Rev. 187, 224-25 (1991) (proposing election of directors every five years), because it is not clear at the level of theory whether this proposal would fall to the left or right of the “ESB+Pill+Just Say No” position in Figure 6. On one hand, the quinquennia! election of directors does not suffer from the “two-election problem” that we suggest here might be more important than the “delay problem” in making the ESB defense so potent. See supra text accompanying notes 53-54. Similarly, the minimum delay in the Lipton & Rosenblum regime is shorter than the minimum delay against an ESB. Cf. Bebchuk et al, supra note I, at 918 tbl.L Both of these factors suggest that the regime proposed by Lipton & Rosenblum might be less entrenching than an ESB, On the other hand, the maximum delay under the Lipton & Rosenblum regime would be five years, far greater than against an ESB. The net

Dec. 2002]	MORE ON STAGGERED BOARDS	915
     Why go that far? Our critics are unable to deny that ESB-pill combinations have the adverse effects we identified. What they do is speculate about other potential effects that might point in beneficial directions—in particular, effects on negotiated premiums (Gordon, Bainbridge) or ex ante investments by stakeholders (Stout). They provide no evidence beyond the realm of anecdote that these beneficial effects exist or what their magnitude is.96 Instead, they attempt to place the burden of proof on the moderates in this debate—on the Delaware courts and on us. Their policy argument thus boils down to this: As long as no one can demonstrate that the conjectured beneficial effects of the ESB-pill combinations do not exist, directors should be given unlimited power to say no. The rationale for such a strong presumption in favor of such a radical position is never made clear.
     What should be clear is that the takeover policy choices that have been debated for over half a century are ones that neither deductive theory nor plausibly testable evidence can be expected to resolve in a way that is compelling and demonstrably indisputable to those who are inclined to disagree, at least any time in the near future. When faced with such intrinsically debatable issues, lawmakers have no choice but to form a effect relative to an ESB regime would no doubt be context-specific and is difficult to represent on our one-dimensional spectrum. For similar reasons we also do not place the Allen, Jacobs, and Strine proposal for triennial election of directors on our spectrum, see William T. Allen, Jack B. Jacobs & Leo E. Strine, Jr., The Great Takeover Debate: A Meditation on Bridging the Conceptual Divide, 69 U. Chi. L. Rev. 1067, 1097 (2002) (proposing election of directors every three years), but we point out in our original article that there are good reasons to believe that such a regime would be less entrenching than the ESB regime, and therefore closer to our own EAT proposal. See Bebchuk et al, supra note 1, at 918-19.

96.	Several commentators point to evidence previously presented by one of us. See John C. Coates IV, Explaining Variation in Takeover Defenses: Blame the Lawyers, 89 Cal. L. Rev. 130] (2001) (showing a large and increasing number of firms adopt defenses prior to IPOs). But what one can at most conclude from that evidence is that “defenses are optimal for pre-IPO shareholders to adopt at a large subset... of new firms” and that “it is more plausible that such defenses are optimal for all firms than it is that they are optimal for none.” Id. at 1385. Furthermore, whatever inferences one might wish to draw from IPO decisions during the 1990s have to be balanced against inferences that could be drawn from shareholders’ consistent voting during this decade against antitakeover charter provisions and from IPO decisions during the preceding decade. See Bebchuk, supra note 62, at 1016-19.

Two additional reasons why IPO decisions during the 1990s do not undermine our proposed approach were identified in our earlier article: (1) firms that went public with ESBs represent only a small fraction of firms overall, and (2) firms that went public in the 1990s, after the development of the pill and just say no, are an even smaller fraction of firms overall. See Bebchuk et al., supra note 1, at 939-50. In addition, we note that—beyond concerns one might have about whether IPO markets adequately “price” defenses, and thus how informed or real any implicit consent given to pre-IPO defenses by IPO investors was— two factors undermine the idea that IPO investors in the 1990s knew firms with ESBs would be as invulnerable to bids as our original article shows: (1) legal uncertainty over just say no persists, even today, and (2) even sophisticated legal practitioners greatly underestimated the effect of ESBs on bid outcomes prior to the publication of our article. See id. at 901-02.

916	STANFORD LAW REVIEW	[Vol. 55:885
judgment informed as best as possible by available theory and evidence. Moreover, where absolute proof in matters as the one under debate is unattainable, and judgment is required, issues of legitimacy and continuity with tradition matter more than they might otherwise.
     On tradition, as we have argued here and in our original article, we believe that the ESB-pill-“just-say-no” combination is simply inconsistent with Delaware’s existing jurisprudence and the implicit sanction to that jurisprudence given by the Delaware legislature in 1988. On legitimacy, our original article documented that the great majority of ESBs were adopted by companies prior to the legal developments that made them such a powerful device when combined with a pill. And, as we noted and Patrick McGurn forcefully describes in this Symposium,97 most informed shareholders of U.S. public corporations, who never consented to have their companies governed by such antitakeover protections, would commonly favor some limitation on the abuse of ESBs.
     In recent work reviewing the full range of effects of board veto and the evidence available regarding them, one of us has expressed a confident judgment that a board veto is overall highly likely to be undesirable as a policy matter.98 Others among us are somewhat more agnostic about this more general policy question.99 All three of us believe, however, that the best currently available theory and evidence, coupled with additional considerations discussed in our original article and briefly above, make allowing directors to maintain a pill following electoral defeat the wrong way to go for Delaware courts, at least in the absence of explicit and informed shareholder approval to the contrary.
Conclusion
     We began our project on the antitakeover power of effective staggered boards more than three years ago, in a different era of corporate governance

97.	See Patrick S. McGurn, Classification Cancels Corporate Accountability, 55 Stan. L. Rev. 839 (2002).

98.	See Bebchuk, supra note 61, at 1012.

99.	At least one of us believes that the question remains more uncertain, for reasons discussed in the text, and because he is at least open-minded about the possibility that either Bainbridge or Stout is right—either that takeover threats can harm shareholders ex ante, or that ex ante investments by executives or other key constituencies would be encouraged if takeovers were nearly impossible, and that board power to block takeovers is at least a second-best way to encourage such investments. But the evidence on both points remains sufficiently controversial—see, for example, Ronald J. Gilson & Bernard S. Black, The Law and Finance of Corporate Acquisitions 619-34 (2d ed. 1995), for a critique of the evidence in Shleifer & Summers, cited by Stout, supra note 2, at 850 n.16—that any fair reading of the evidence would leave one uncertain at best, at which point concerns regarding tradition and legitimacy become dispositive on the precise policy question our article raises: Whether a board should be able to use an ESB-pill combination to block a bid after losing an election, absent explicit, clear, and informed shareholder authorization to do just that.

Dec. 2002]	MORE ON STAGGERED BOARDS	917
from the one we live in today. The recent events at Enron, Global Crossing, Worldcom, and other companies have highlighted the need for change. The Sarbanes-Oxley Act of 2002 and the New York Stock Exchange revised listing guidelines have responded to this need primarily through new regulations for publicly-traded companies. In particular, our post-Enron corporate governance regime will rely more heavily on independent directors as a source for wise decisionmaking. In this Reply, we present some evidence from the takeover arena suggesting that exclusive reliance on the independent directors may be misplaced.
     To address the problems we face today, it would be helpful to place limits on the ability of boards to block hostile bids indefinitely. We have demonstrated in our original paper that the post-just say no effective staggered board has severely reduced the pressure that the market for corporate control can exert on disloyal boards. Surprisingly, Gordon,100 Bainbridge,101 and Stout wish to provide directors with expanded and what we believe amounts to practically unlimited powers to block even offers that shareholders find attractive. The evidence that our work has put forward, reinforced by the striking corporate governance failures of the past year, clearly indicates that this would be a step in the wrong direction.
     An important element of an improved corporate governance system would involve reviving the hostile takeover—not in its full and uncontrolled form (with T. Boone Pickens playing the monster to academia’s Dr. Frankenstein), but as a responsible yet viable mechanism for achieving value-creating changes in corporate control.102 We believe that the approach we put forward in our original article, as developed further in this Reply, would be a moderate but important step toward such a solution, a step that in fact reflects the best understanding of existing Delaware jurisprudence.

100. See, e.g., Gordon, supra note 4, at 820 (defending our current takeover regime because the conventional wisdom “has come around to a pragmatic view that in the ‘real world,’ the legal, practical, and economic considerations tend to even out in a rough justice sort of way”).
101. See, e.g., Bainbridge, supra note 3, at 820 (posing the question, “Who decides?,” as the premise for his article, which is far less interesting for the current policy debates than the question, “Who should decide?”).
102. Cf. Herbert Grubel, Regulators vs. Adam Smith, Wall St. J., Oct. 3, 2002, at A14 (“Throughout history... hostile takeovers were profitable because the board of directors installed by new owners would eliminate practices that caused share prices to be depressed. Thus, executives with excessive compensation are replaced, bonus and option plans adjusted and shady accounting and self-dealing eliminated.”); Henry G. Manne, Bring Back the Hostile Takeover, Wall St. J., June 26, 2002, at A18 (“New scandals will continue until we bring back the most powerful market mechanism for displacing bad managers: hostile takeovers.”).

The costs of entrenched boards*
Lucian A. Bebchuka,*, Alma Cohenb
aHarvard Law School and National Bureau of Economic Research, USA
bThe Analysis Group and Harvard Law School John M. Olin Center for Law, Economics, and Business, USA
Received 16 June 2004; accepted 7 December 2004
Available online 2 August 2005
Abstract
     This paper investigates empirically how the value of publicly traded firms is affected by arrangements that protect management from removal. Staggered boards, which a majority of U.S. public companies have, substantially insulate boards from removal in either a hostile takeover or a proxy contest. We find that staggered boards are associated with an economically meaningful reduction in firm value (as measured by Tobin’s Q). We also provide suggestive evidence that staggered boards bring about, and not merely reflect, a reduced firm value. Finally, we show that the correlation with reduced firm value is stronger for staggered boards that are established in the corporate charter (which shareholders cannot amend) than for staggered boards established in the company’s bylaws (which shareholders can amend). © 2005 Elsevier B.V. All rights reserved.
JEL classification: G30; G34; K22
Keywords: Corporate governance; Tobin’s Q; Firm value; Agency costs; Boards, Directors; Takeovers; Tender offers; Mergers and acquisitions; Proxy fights; Defensive tactics; Antitakeover provisions; Staggered boards; Poison pills

*	We are grateful to Rajesh Aggarwal, Jennifer Arlen, John Coates, Rob Daines, Ehud Kamar, Allen Ferrell, Julian Franks, Jack Jacobs, Jay Lorsch, Guhan Subramanian, Manuel Trajtenberg, Belen Villalonga, David Yermack, Tom Bates and participants in seminars and conferences at Harvard, London Business School, Yale School of Management, Fordham, Virginia, and the American Law and Economics Annual Meeting, for their valuable suggestions. We also wish to thank Andrew Metrick for providing us with data. We benefited from the financial support of the NBER, the Harvard John M. Olin Center for Law, Economics, and Business, the BSI-Gamma Foundation, and the Nathan Cummins Foundation.

*	Corresponding author. Tel.: + 1 617 495 3138; fax: +1 617 496 3119.
       E-mail address: bebchuk@law.harvard.edu (L.A. Bebchuk).
0304-405X/$-see front matter © 2005 Elsevier B.V. All rights reserved.
doi: 10.1016/j.jfineco.2004.12.006

410	L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433
1. Introduction
     Whether it is desirable to protect the boards of publicly traded companies from removal by shareholders has long been the subject of much debate. Does the threat of removal benefit shareholders by discouraging incumbents from shirking, engaging in empire-building, extracting private benefits, and rejecting attractive acquisition offers? Does the threat of removal reduce shareholder value by introducing a short-term bias into management decisions and by weakening the bargaining position of incumbents in negotiated sales? Such questions have long been debated by corporate governance researchers and practitioners.
     In this paper, we aim to shed light on these questions by studying staggered boards — the key arrangement that protects incumbents from removal in U.S. publicly traded companies. A staggered board, which a majority of U.S. public companies have, prevents shareholders from replacing a majority of the board of directors without the passage of at least two annual elections. As a result, staggered boards make it harder to gain control of a company in either a stand-alone proxy contest or a hostile takeover.
     Staggered boards have encountered growing resistance from institutional investors during the past decade. Since the early 1990s, shareholders of existing public companies have been reluctant to approve charter amendments that would establish a staggered board (Investor Responsibility Research Center (IRRC), 1995, 1998, 2000, 2002; Klausner, 2003). Furthermore, shareholders have been voting increasingly in favor of precatory (advisory) resolutions that recommend dismantling existing staggered boards (Bebchuk, 2003). Staggered boards, however, continue to have many defenders (e.g., Koppes et al., 1999), and boards commonly choose not to follow majority-passed shareholder resolutions calling for dismantling a staggered board; 90 out of the 131 such resolutions that passed during the period 1997–2003 were not implemented by the fall of 2004 (Bebchuk, 2005).
     We study the association between staggered boards and firm value, as measured by Tobin’s Q, during the period 1995–2002. By 1995, the legal rules that provide staggered boards with their protective powers were firmly in place. We find that, controlling for firm characteristics including other governance provisions, staggered boards are associated with a reduced firm value. The association between staggered boards and firm value is not only statistically significant, but also economically meaningful.
     As is often the case with respect to identified correlations between governance arrangements and firm value, simultaneity issues complicate the interpretation of our findings. One possible interpretation is that staggered boards lead to a reduction in firm value. However, there are two other interpretations that do not involve such a causal link but rather a selection effect. First, the association might be produced by the selection of staggered boards by low-value firms that seek to protect themselves from a takeover. Second, the association might be produced by the selection of such arrangements by managements with characteristics that also lead to lower value; for example, self-serving incumbents could tend both to seek protection from removal and produce lower firm value. These two interpretations hardly imply a favorable view of staggered boards. However, to the extent that they account for the

L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433	411
association between staggered boards and firm value, this association cannot serve as evidence that staggered boards harm shareholders.
     While fully addressing the simultaneity issue is difficult, we explore it and provide some suggestive evidence that staggered boards at least partly cause, and not merely reflect, a lower firm value. We use the fact that, since the beginning of the 1990s, shareholders of existing public companies have generally been unwilling to approve charter amendments that establish a staggered board. As a result, whether pre-1990 firms had a staggered board at the end of the period we examine depends substantially on whether they already had a staggered board in 1990. Focusing on firms that went public prior to 1990 (a majority of the firms in our database) and controlling for 1990 firm value, we find a negative correlation between firms’ market values during 1995 to 2002 and whether they had a staggered board in 1990. This correlation is consistent with staggered boards having a negative effect on firm value.
     In addition to identifying the association between staggered boards and market values, our research provides an insight into the features that drive the correlation between low firm value and a broad index of management-favoring provisions followed by the IRRC. In an important recent study (Gompers et al. 2003), Gompers, Ishii, and Metrick construct an index based on 24 management-favoring provisions followed by the IRRC. This study finds a negative correlation between the number of such provisions and firm value, but does not identify which provisions are especially responsible for the identified correlation. We extend this work by finding that, controlling for other governance provisions, staggered boards have a strong effect on market value and that this effect is several times larger than the average effect of other provisions in the constructed index. Thus, staggered boards are an important driver of the identified correlation between firm value and a broad governance index.
     Finally, we find some evidence that the extent to which staggered boards are associated with negative firm value depends on whether they are established in the corporate charter or in the company bylaws. While most staggered boards are established in the firm’s charter, which shareholders cannot amend, about 10% of staggered boards are established in the firm’s bylaws. Because shareholders may amend their company’s bylaws, bylaws-based staggered boards do not provide boards the same protection from removal by determined shareholders that charter-based staggered boards confer. Separating between charter-based staggered boards and bylaws-based staggered boards, we find evidence that the latter are not negatively correlated with firm value in the same way as the former.
     Our analysis is organized as follows. Section 2 discusses the legal and institutional background, the questions that we seek to examine, and the related literature. Section 3 describes our data, and Section 4 describes our results. Section 5 concludes.
2. Background, motivation, and prior work
2.1. The key role of staggered boards in entrenching incumbents
     U.S. companies can have either a unitary board or a staggered board. In firms with a unitary board, all directors stand for election each year. In firms with a

412	L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433
staggered board, directors are grouped into classes, with one class of directors standing for election at each annual meeting of shareholders. Typically, a staggered board has three classes of directors, which in most states of incorporation is the largest number of classes permitted by state corporate law.
     There are two ways in which boards may be removed. One is a stand-alone proxy fight initiated by a rival team that seeks to replace the incumbents but continue to run the firm as a stand-alone entity. Alternatively, a board may be removed as a result of a hostile takeover by an outside buyer that purchases a controlling block. Either way, the ease with which directors can be removed greatly depends on whether the company has a staggered board.
     Staggered boards make winning control via a stand-alone proxy contest more difficult by requiring a rival team to win two elections to gain control. Challengers considering running a stand-alone proxy contest already face significant impediments (Bebchuk and Hart, 2002); having to win two elections with one year in between makes the task more difficult. The need to win two such elections requires both more resources and a greater willingness to wait on the part of the challengers. Furthermore, in the first election, shareholders could be deterred from voting for the dissident group’s slate by the fact that the dissident group would in any event not be able to gain control for another year (by which time some of the issues raised by the dissidents might be moot) and that the group’s success would lead to a divided board during the next year.
     Staggered boards also protect incumbents from removal via a hostile takeover because of the interaction between incumbents and a board’s power to adopt and maintain a poison pill. By issuing a poison pill—a rights plan that entitle shareholders to dilute the value of the position of a bidder that acquires a large block—a board can practically prevent a hostile bidder from proceeding to purchase such a block.1 Prior to the development and adoption of the poison pill defense, staggered boards were considered only a mild takeover defense because they did not impede the acquisition of a control block. The introduction and acceptance of the poison pill, however, transformed the market for control, considerably enhancing the antitakeover power of staggered boards.
     In the late 1980s and early 1990s, judicial and statutory developments granted incumbents substantial freedom to maintain a pill indefinitely, and thereby block a hostile offer, as long as they are in office. In Delaware, where a majority of public firms are incorporated (Bebchuk and Cohen, 2003), the 1990 Delaware Supreme Court Time decision signaled a willingness to permit managers to “just say no.” Subsequently, the 1995 Delaware Supreme Court Unitrin decision substantially solidified the power of managers to do so indefinitely.

[1]	Pills consist of rights or stock warrants that allow the holder to buy an acquirer’s stock, the target’s stock, or both at a substantial discount from the market price. These rights only become exercisable in the event that an acquirer buys more than a certain percentage of the target’s stock (typically 10% or 15%) without the target board’s approval. These rights are explicitly not exercisable by the acquiring person, so the resulting dilution in his voting power and economic stake may make the acquisition of the target too expensive to pursue. Effectively, the terms of poison pill rights make the acquisition of control, and the resulting dilution, a losing proposition for the bidder.

L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433	413
     With regard to states other than Delaware, in the late 1980s and early 1990s most states adopted pill endorsement statutes to establish explicitly the permissibility of poison pills. Even states that do not have such a statute, however, can now be expected to follow Delaware precedents on the subject. Indeed, in the large IRRC data set that we use, the incidence of pre-bid pills among non- Delaware firms incorporated in a state without a pill endorsement statute is similar to the incidence among Delaware firms as well as among non-Delaware firms incorporated in states with a pill endorsement statute. In 2002, for example, the percentage of firms with poison pills in place was 60.2% among Delaware firms (60% of all firms in our data set), 58% among non-Delaware firms incorporated in states with a pill endorsement statute (29% of all firms in our data set), and 57.5% among non-Delaware firms incorporated in a state without a pill endorsement statute (11% of all firms in our data set). This pattern holds throughout the period of our study. Our case law search indicates that, since 1990, there is not a single court decision (under any state’s law) that invalidates or requires the redemption of a standard poison pill.2
     With the board’s latitude to adopt and maintain pills indefinitely firmly in place, a hostile bidder can still try to acquire a target over the objection of incumbents by replacing the incumbent directors. By placing an attractive offer on the table, a hostile bidder can attempt to induce shareholders to replace the board with a team of directors (usually nominated by the hostile bidder itself) that announce their willingness to accept the offer. Thus, the extent to which incumbents are now protected from a hostile takeover depends critically on how long and how difficult it would be to replace the incumbents, and thus on whether a staggered board exists.
     In particular, by preventing a majority of directors from being replaced before the passage of two annual elections, staggered boards impede hostile bidders in two ways. First, the bidder cannot be assured of gaining control, no matter how attractive the bidder’s offer, without waiting a period of at least one year and perhaps more than two years; such a wait period might be rather costly for bidders that want to acquire the target to enjoy synergies or to otherwise carry out long-range plans. This was made clear by the 1995 decision in Wallace Computer, which permitted incumbents protected by a staggered board to maintain a pill and block a hostile bid even after the hostile bidder won one-third of the board seats in an election contest. Second, making an irrevocable offer that would be open for such a long period is quite costly to the bidder, but without such an offer, shareholders would be reluctant to vote for the bidder in the first election (Bebchuk and Hart, 2002). Indeed, there is evidence that, at least since 1996, no hostile bidder has ever persisted long enough to win two elections (Bebchuk et al., 2003).
     It should be noted that some staggered boards provide a weaker impediment to the replacement of the whole board at the next annual meeting than others. A minority of staggered boards are not fully “effective” (Bebchuk et al., 2003). In this minority of

[2]	The last case invalidating a pill seems to be Avon Products, Inc. v. Chartwell Associates, 907 F. 2d 322 (2d Cir. 1990), a Second Circuit decision applying New York state law. In a 1997 case also applying New York state law, Dynamics Corp of America v. WHX Corp., 967 F. Supp. 59 (D. Conn. 1997), the court concluded that pills are permitted under New York State law.

414	L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433
cases, shareholders that are sufficiently determined to replace the whole board may be able to do so for one of three reasons: (1) the staggered board is established in the firm’s bylaws, which shareholders can typically amend, and not in the charter, which shareholders cannot amend without board initiative; (2) the firm’s charter does not prevent shareholders from “packing” the board by increasing the number of board seats and filling them; and, (3) the firm’s charter and the law of the firm’s state of incorporation do not take away from shareholders the power to remove directors “without cause.” Because we have data on whether staggered boards are established in the bylaws or in the charter, we can separate from the set of companies with staggered boards a subset of firms whose staggered boards provide less effective protection against removal by determined shareholders. This enables us to test whether more and less effective staggered boards exhibit different correlations with lower firm value.
Finally, the above analysis of the significance of staggered boards is supported by the evidence in Bebchuk et al. (2002, 2003). This evidence indicates that effective staggered boards are indeed a key factor that determines the outcome of hostile bids, with staggered boards increasing considerably the odds of the target’s remaining independent. Other defenses, such as pre-bid poison pills, supermajority voting provisions, and fair price provisions, have much less significance for the outcome of hostile bids.
2.2. The question and the research strategy
     The above discussion indicates that, on both theoretical and empirical grounds, the strength of a director’s protection from removal depends critically on whether the firm has an effective staggered board. The question, however, is whether the protection from removal provided by effective staggered boards has overall a positive or a negative impact on firm value. The debate on this subject has been going on for the last 25 years, with participants identifying many ways in which protection from removal can affect value (see Bebchuk (2002) for a review). Among other things, such protection can have the following effects:
     (i) Management behavior and incentives: Most importantly, protection from removal can affect how incumbents run the firm, which in turn affects the current and future profitability of the firm (and thus affects elements (1) and (3) above). On the one hand, protection might hurt shareholders by weakening the disciplinary threat of removal (Manne, 1965) and thereby increasing shirking, empire-building, and the extraction of private benefits by incumbents. On the other hand, protection might benefit shareholders by inducing management both to make efficient investments in long-term projects (Stein, 1988; Bebchuk and Stole, 1993) and to avoid inefficient actions that it might otherwise undertake to reduce the likelihood of a takeover bid (Arlen and Talley, 2003).
     (ii) The probability of an acquisition: Such protection might hurt shareholders by enabling a self-serving management team to block a hostile acquisition in order for the management to retain its independence (Easterbrook and Fischel, 1981), and by discouraging potential acquirers from searching for target companies and making offers for them (Grossman and Hart, 1980). However, protection from removal also

L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433	415
might benefit shareholders by enabling loyal boards to reject an offer that management’s private information suggests is inadequate (Lipton, 1979) and by encouraging potential targets to search for attractive opportunities to be acquired.
     (iii) Acquisition premia: Protection from removal might help shareholders by strengthening the bargaining power of incumbents, enabling them to extract higher acquisition premia (Stulz, 1988). However, management might have significant bargaining power even without protection from removal (Bebchuk, 2002). Furthermore, incumbents might use whatever additional power comes with such protection to extract side payments for themselves rather than higher premia for shareholders (Bebchuk, 2002; Hartzell et al., 2004).
     One approach for an empirical investigation of the overall desirability of protection from removal is to investigate each of the particular effects listed—e.g., the effect on acquisition premia, the effect on the incidence of hostile acquisitions and negotiated acquisitions, the effect on operating performance, the effect on empire-building, and so forth—and then to aggregate these effects. Some prior work focuses on several of the pieces needed for putting together the overall impact of removal protection. The difficulty with this approach is that it cannot resolve whether the overall impact of protection from removal is positive or negative until we identify and measure each of the different effects of protection.
     An alternate strategy, which we use in this paper, is to focus on the effect that removal protection has on market values. To the extent that the market correctly estimates the value of firms, the firms’ market-to-book ratios should reflect the aggregate effect of removal protection on shareholder interests.
     Our approach might be questioned on the grounds that it seems to assume that the market accurately assesses the consequences that staggered boards have on shareholders’ interests. However, it is plausible to assume that, by the middle of the 1990s, the market had considerable experience with the effects of staggered boards. More importantly, our approach can be useful even if the market is not assumed to recognize and accurately assess the various effects of staggered boards. Even without identifying how exactly firm value is affected by staggered boards, the market may be assessing firm value directly and accurately. That is, the market may be able to assess directly various aspects of management’s performance such as its strategy, the extent to which it has a tendency to engage in empire-building or the extraction of private benefits, etc. To the extent that the market estimates firm value accurately, the existence of an association between firm value and staggered boards would be significant even if the market itself does not focus on or recognize this association.
     We therefore test below the hypothesis that staggered boards are associated with lower market value. We also test whether this effect is smaller or nonexistent for staggered boards that are bylaws-based and therefore provide relatively ineffective protection against removal.
2.3. Prior empirical work
     Although significant reservations have been expressed with respect to the use of event studies in this area (see, e.g., Gompers et al., 2003), a number of event studies

416	L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433
investigate the changes in stock prices that accompanied the passage of state antitakeover statutes (see, e.g., Karpoff and Malatesta, 1989 and Gartman, 2000 for a survey of this body of work).3 However, differences in antitakeover statutes among states of incorporation are not the key determinant of the level of removal protection that management enjoys in any given company. For one thing, all the impediments established by standard state antitakeover statutes can be overcome if a hostile bidder can get shareholders to replace the incumbent board. Thus, even when a firm’s state of incorporation has all five standard antitakeover statutes, incumbents have relatively limited protection from removal if the corporate charter does not establish a staggered board. Indeed, there is evidence that a target’s state of incorporation is not a key determinant of the outcome of hostile offers (Bebchuk et al., 2003).4
     Another set of studies examines how the adoption of a poison pill affected stock prices (see, e.g., Ryngaert, 1988; Comment and Schwert, 1995). The stock price reaction to the adoption of a pill reflects, however, not only the expected effects of the pill but also inferences that investors draw as to management’s private information about the likelihood of a bid (Coates IV, 2000). Furthermore, and most importantly for our purposes, having a pill in place cannot be expected to affect substantially the extent to which incumbents are protected from removal (Coates IV, 2000). Firms can put a poison pill in place after a hostile bid has been launched without a shareholder vote; thus, boards that do not have a pill at any given point in time still enjoy the protection of a “shadow” or “off-the-shelf” pill. Moreover, as explained, once a bid is launched, the extent to which a pill can protect against the bid depends on the extent to which the firm’s charter protects the board from being voted out by shareholders.
     Garvey and Hanka (1999), Johnson and Rao (1997), and Borokhovich et al. (1997) study the effects that antitakeover charter provisions have on various aspects of corporate performance. However, they lump together effective staggered boards, which we predict to have significant effects, with other antitakeover arrangements such as fair price arrangements, which theory predicts should have only mild or insignificant effects. In the modern landscape of takeover contests, provisions like fair price arrangements are largely irrelevant. With incumbents permitted to maintain poison pills, hostile bidders cannot purchase a controlling block without first replacing incumbents with a board that is willing to accept the offer, and fair price arrangements generally do not apply to takeover bids approved by the board. The above studies also rely in part on data from the 1980s, i.e., prior to the legal

[3]	In addition to the above event studies, other work finds that the passage of state antitakeover statutes increased management’s tendency to take actions favorable to it, such as making executive compensation schemes less performance-sensitive (e.g., Bertrand and Mullainathan, 1999, 2003).

[4]	More telling could be current work in progress by Robert Daines who is studying the effect of the 1991 passage of Massachusetts’ antitakeover statute. In a talk on this project at the meeting of the American Law and Economics Association (“Do Staggered Boards Affect Firm Value? Takeover Defenses After the Poison Pill”), Daines presented preliminary findings suggesting that this statute had negative effects on the stock prices of Massachusetts firms. Such findings would complement our results nicely. Swartz (1998) presents results on this subject that are somewhat difficult to interpret.

L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433	417
developments that permitted incumbents to maintain pills indefinitely, which thus gave effective staggered boards their antitakeover potency.
     While Bebchuk et al. (2002, 2003) do study the effects of effective staggered boards using data from recent years, these studies focus only on a subset of the effects that such defenses have on shareholder value. In particular, these studies find that effective staggered boards have a negative effect on share-holder returns after a hostile bid is made (Bebchuk et al., 2002, 2003). We supplement this work by investigating the overall impact that effective staggered boards have on firm value.
     Consistent with our results, Faleye (2005) confirms our finding of a negative correlation between staggered boards and Tobin’s Q. His study does not control for other governance provisions, however. As Gompers et al. (2003) observe, staggered boards are positively correlated with other provisions that weaken shareholder rights, and thus with the broad-based governance index (“GIM index”) that Gompers-Ishii-Metrick construct on the basis of 24 such provisions (including staggered boards as one element of this index). Thus, any investigation of whether staggered boards are correlated with firm value must control for other governance provisions. We control for such provisions in this paper by using as a control an index based on all the provisions in the GIM index other than staggered boards.
     Our work is related to the work of Gompers et al. (2003) in two ways. First, as just noted, to obtain reliable findings on the correlation between staggered boards and firm value, we use the other provisions in the GIM index as a control in our work. Second, our paper helps explain the source of the correlation that their study identifies between the GIM index and a lower Tobin’s Q. Their study does not attempt to isolate the effects of any given provision, and thus does not identify which arrangements are especially responsible for the documented association between the GIM index and lower firm values.
     There are reasons to expect that some of the provisions in the GIM index matter much more than others, and moreover, that some of the provisions are, at least partly, a product of the others. For example, business combination statutes, control-share acquisition laws, and fair price provisions—three elements of the GIM index— are protections introduced for the most part during the 1980s and made largely redundant by the subsequent development of the poison pill (Bebchuk et al., 2003). In terms of endogeneity, some of the arrangements forming the GIM index (e.g., change-in-control provisions in compensation contracts) can be unilaterally installed by incumbent directors without shareholder approval. Whether incumbents adopt such provisions might depend on how insulated management is by other arrangements, such as the existence of charter-based staggered boards, that incumbents cannot adopt without shareholder approval.
     Our study complements the Gompers-Ishii-Metrick study by identifying the effect of the staggered board element of their index. Our hypothesis is that staggered boards, especially charter-based staggered boards, make a substantial contribution toward the negative correlation between the broad GIM index and a low Tobin’s Q that the Gompers-Ishii-Metrick study identifies.

418	L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433
3. The data
3.1. Sources
     Our focus is on the correlation between firm value and staggered boards during the period 1995-2002. As explained earlier, and as discussed in detail by Subramanian (2004), the legal rules that made effective staggered boards so powerful were firmly in place by 1995.
     The data set includes all the companies for which there is information in one of the volumes published by the Investor Responsibility Research Center (IRRC) during the period 1995 to 2002. The IRRC published volumes in 1995, 1998, 2000, and 2002. Each volume includes between 1,400 and 1,800 firms, with some changes in the list of included firms from volume to volume. In any given year of publication, the IRRC firms accounted for more than 90% of the total capitalization of the U.S. stock market.
     The IRRC volumes provide data, now largely available at Wharton Data Research Services (WRDS) about various corporate governance provisions for each included company, as well as the company’s state of incorporation. The IRRC data electronically available at WRDS indicates whether each company has a staggered board but does not distinguish (following Gompers et al., 2003) between charter-based and bylaws-based staggered boards. However, information regarding whether a staggered board is established in the charter or in the bylaws is provided in the IRRC volumes themselves; we hand-code this information.
     Because IRRC did not publish volumes in each year, we fill in for missing years by assuming that the governance provisions reported in any given year were in place also in the year preceding the volume’s publication. In the case of 1996, for which there was no IRRC volume in the subsequent year, we assume that the governance provisions were the same as reported in the IRRC volume published in 1995. We verify that using a different filling method does not change the results.
     Data about firm financials is taken from Compustat. Data about the age of firms is taken from the data set used by Gompers et al. (2003), who in turn estimate firm age based on the first date for which pricing information about a firm is available from the Center for Research in Securities Prices (CRSP).
     We exclude firms with a dual class structure; in such firms, the holding of superior voting rights is likely to be the key for entrenching incumbents. We also exclude real estate investment trusts (REITs), which have their own special governance structure and entrenching devices. Our data set includes both financial and nonfinancial firms; running our regressions on a subset including only nonfinancial firms (as done by Daines, 2001) yields similar results throughout.
3.2. Summary statistics
     Table 1 provides summary statistics for the percentage of firms with staggered boards, charter-based staggered boards, and bylaws-based staggered boards in our data. Throughout the period 1995 to 2002, the percentage of firms that have a

L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433	419
Table 1
Incidence of staggered boards
     This table provides the percentage of all firms in the IRRC data in each of the years 1995, 1998, 2000, and 2002 that have staggered boards, charter-based staggered boards, and bylaws-based staggered boards. Information about whether firms have a staggered board is taken from the IRRC data on WRDS, and information about whether staggered boards are established by the charter or the bylaws is taken from the IRRC volumes published in each of these years.

		Charter-based	Bylaws-based
Year	Staggered board (%)	staggered board (%)	staggered board (%)

1995	61.4	54.0	7.4
1998	59.0	53.5	5.5
2000	60.3	54.5	5.8
2002	61.6	54.9	6.7

staggered board was about 60%. Among the staggered boards, a small minority— between 9% and 12%—were established in the firm’s bylaws rather than in the firm’s charter.
     We now provide summary statistics on the incidence of staggered boards in different subsets of our data, focusing on firms in 2002 (the picture is similar for earlier years). Figs. 1 and 2 depict the presence of staggered boards in different data subsets defined by market capitalization and firm age. As these two figures indicate, when we divide firms into different segments by market capitalization (Fig. 1) and age (Fig, 2), staggered boards have a substantial presence in each segment. In addition, when we divide firms into groups based on industry sectors, we find that staggered boards have a large presence in each industry sector.
     Figs, 1 and 2 also indicate that bylaws-based staggered boards exist in each of the firm groups. However, the fraction of staggered boards that are bylaws-based tends to be smaller among firms with lower market capitalization and among firms that went public in the past one or two decades.
     About 60% of the firms in our data set are incorporated in Delaware. As Fig. 3 indicates, the percentage of staggered boards is the same among both Delaware and non-Delaware firms. However, the fraction of staggered boards that are bylaws-based is somewhat smaller among Delaware firms than among non-Delaware firms.
4. Results
4.1. The association between staggered boards and firm value
     In studying the association between staggered boards and firm value, we use Tobm’s Q as the measure of firm value. In doing so, we follow earlier work on the association between corporate arrangements and firm value (see, e.g., Demsetz and Lehn, 1985; Morck et al, 1988; McConnell and Servaes, 1990; Lang and Stulz, 1994; Yermack, 1996; Daines, 2001).

420	L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433
Percentile of Market Value
Fig. 1. Staggered board incidence and market capitalization. This figure displays the percentage of firms with staggered boards, charter-based staggered boards, and bylaws-based staggered boards in 2002 in each of the ten deciles of the IRRC firms defined by market capitalization at the end of 2002. Data about staggered boards is obtained as indicated in the legend accompanying Table 1.
     We use the definition of Tobin’s Q used by Kaplan and Zingales (1997), Gompers et al. (2003), and others. According to this specification, Q is equal to the market value of assets divided by the book value of assets, where the market value of assets is computed as the book value of assets plus the market value of common stock less the sum of book value of common stock and balance sheet-deferred taxes. This measure, and simpler ones that drop deferred taxes, have been regularly used in light of the complexities involved in the more sophisticated measures of Q and the evidence of a very high correlation between this proxy and those more sophisticated measures (see, e.g., Chung and Pruitt, 1994).
     Our dependent variable is industry-adjusted Tobin’s Q, which is a firm’s Q minus the median Q in the firm’s industry in the observation year. We define a firm’s industry by the firm’s two-digit primary SIC code. Using the Fama-French classification of industry groups rather than SIC two-digit codes yields similar results.
     We run four regressions. In all of the regressions, we include all the controls used by Gompers et al.: the assets of the firm (in logs), the age of the firm (in logs) (Shin and Stulz, 2000), whether the firm is incorporated in Delaware, dummies for two-digit SIC codes, and year fixed effects. In some regressions we include additional controls as detailed below. In all these regressions (as well as in subsequent

L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433	421
Period in which Firm Went Public
Fig. 2. Staggered board incidence among different cohorts. This figure displays the percentage of firms with staggered boards, charter-based staggered boards, and bylaws-based staggered boards in 2002 among firms that went public before the 1960s, firms that went public in the 1960s, firms that went public in the 1970s, firms that went public in the 1980s, and firms that went public in the 1990s or later. Data about staggered boards is obtained as indicated in the legend accompanying Table 1.
regressions) we use White (1980) robust standard errors to account for potential heteroskedasticity.
     Our first regression includes only the controls listed in the preceding paragraph; their results are displayed in Table 2, column 1. As the table indicates, staggered boards are associated, at 99% confidence, with a lower firm value. This is the case for both the longer period and the more recent period.
     We turn next to controlling for corporate governance provisions other than staggered boards. Staggered boards are correlated with a high GIM index, an index that Gompers et al. (2003) find is correlated with reduced firm value. Thus, the question arises regarding whether the identified correlation between staggered boards and lower firm values might be driven by other management-favoring provisions that companies with staggered boards have.
     To control for other governance provisions, we create an index of all the other 23 management-favoring provisions followed by IRRC. Essentially, we divide the GIM index constructed by Gompers et al. (2003) into two components, namely, the staggered boards element and all the other provisions in the index. The GIM index is constructed by adding one point for each management-favoring provision (among the set of 24 possible management-favoring provisions) that a firm has. Having a

422	L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409-433
State of Incorporation
Fig. 3. Staggered board incidence among Delaware and non-Delaware companies. This figure displays the percentage of firms with staggered boards, charter-based staggered boards, and bylaws-based staggered boards in 2002 among IRRC firms incorporated in Delaware and outside of Delaware. Data about staggered boards is obtained as indicated in the legend accompanying Table 1.
staggered board also adds one point to the index. We therefore define for each firm a parameter labeled the Other Provisions Index (GIM*), which is equal to the firm’s GIM score minus the contribution of the firm’s staggered board if any—i.e., equal to the GIM score minus one if the firm has a staggered board, and equal to the GIM score otherwise.
     Column 2 displays the results of a regression in which the Index of Other Provisions is added as an independent variable. The other provisions index is significant at a 99% confidence level, consistent with the possibility that staggered boards do not fully drive the correlation between higher GIM score and lower firm value. Notwithstanding the inclusion of the Other Provisions Index, GIM*, the coefficient of staggered boards remains significant at a 99% confidence level.
     Note that staggered boards are correlated not only with the GIM index but also with Other Provisions Index GIM* Staggered boards and GIM* have a stable positive correlation of 0.32–0.36 during the period 1995 to 2002. Because the correlation between staggered boards and GIM* introduces a problem of colinearity, our results might be biased against finding significance for either one of these parameters. Thus, even if the introduction of GIM* were to make the coefficient of staggered boards no longer significant, it would not rule out the

L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433	423
Table 2
Staggered boards and firm value
     This table reports pooled ordinary least squares (OLS) regressions of industry-adjusted Tobin’s Q on staggered boards and various controls. Tobin’s Q is the ratio of the market value of assets and the book value of assets, where the market value of assets is computed as book value of assets plus the market value of common stock less the sum of book value of common stock and balance sheet-deferred taxes. Industry-adjusted Tobin’s Q is equal to Tobin’s Q minus the median Tobin’s Q in the industry, where industry is defined by the two-digit SIC code. The staggered board dummy is equal to one if the firm has a staggered board provision, and zero otherwise. The other provisions index is equal to the GIM Index (Gompers et al., 2003) minus one if the company has a staggered board, and equal to the GIM index otherwise. Insider Ownership is equal to the fraction of shares held by insiders. ROA is the ratio of net income to total assets. CAPEX/Assets is the ratio of capital expenditures to assets. R&D Sales is the ratio of research and development expenditures to total sales. Year dummies and a dummy indicating when R&D data is missing are included in all regressions, but their coefficients (as well as the constant) are omitted. OLS estimates are White (1980) robust. Standards errors appear in parentheses and levels. Levels of significance are indicated by *, **, and *** for 10%, 50%, and 1%, respectively.

Variable	(1)	(2)	(3)	(4)
Staggered board	-0.21 ***	-0:166 ***	-0.169 ***	-0.174 ***
	(0.034)	(0.036)	(0.035)	(0.044)
Index of other provisions		-0.024 ***		-0.013
		(0.006)		(0.01)
Log (index of other provisions)			-0.179 ***
			(0.058)
Log (assets)	0.00	0.003	0.003	-0.04 ***
	(0.009)	(0.009)	(0.009)	(0.013)
Log (company age)	-0.168 ***	-0.147 ***	-0.148 ***	-0.232 ***
	(0.023)	(0.023)	(0.023)	(0.032)
Delaware incorporation	0.02	0.016	0.016	-0.017
	(0.031)	(0.031)	(0.031)	(0.04)
Insider ownership				0.016 **
				(0.007)
Insider ownership squared				-0.0003 ***
				(0.0001)
Return on assets				0.028
				(0.029)
CAPEX/assets				1 .00 ***
				(0.325)
R&D/sales				0.01
				(0.008)
possibility that staggered boards are correlated with industry-adjusted Tobin’s Q. We do not have to address this problem, however, because the coefficient of staggered boards remains negative and statistically significant despite the stacking of the deck against such a finding.
     It should also be noted that the introduction of the Other Provisions Index, GIM*, reduces by about 20–25% the magnitude of the coefficient of staggered boards. However, the coefficient of staggered boards remains large—seven times larger than the coefficient for an average one-point increase in the GIM*. This result

424	L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433
indicates that staggered boards play a relatively large role compared to the average role of other provisions included in the GIM index. It is worth noting that the distribution of GIM* is somewhat concentrated, with about 80% of the firms located within a range of seven index points. This pattern is consistent with the possibility that staggered boards play a relatively large role in the correlation between the GIM index and lower firm value.
     Column 3 of Table 2 displays the results of a regression in which log(GIM*) rather than GIM* is used as a control. As this column indicates, using this different functional form for GIM* produces similar results. In unreported regressions, instead of GIM* or log(GIM*) we use a dummy variable indicating whether the firm’s level of GIM* exceeds the median level (i.e., whether the firm is in the top half of the firms in terms of GIM*). Staggered boards remain significant at the level of 99% confidence. The coefficient for staggered boards does not significantly change and is substantially higher than the coefficient associated with being in the top half of firms in terms of GIM*. For the association with firm value, having a staggered board appears to be significantly more consequential than being in the top rather than bottom half in terms of GIM*.5
     We next run a regression with controls additional to those used by Gompers et al. (2003) in their Q regressions. Specifically, we add controls for the level of insider ownership (allowing, as is standard, for insider ownership to have different effects below 5%, between 5% and 25%, and above 25%), the return on assets in the current and prior years, the ratio of capital expenses to total assets, and the ratio of R&D expenditures to sales. The results are displayed in column 4. They indicate that, with the addition of these controls, the coefficient of staggered boards retains its magnitude and 99% confidence.
     It is worth noting that the coefficient of staggered boards is not only statistically significant but also economically significant. During the period 1995 to 2002, and controlling for other governance provisions, having a staggered board is associated with a Tobin’s Q that is lower by 17 points.
     As to the coefficients of the various controls that we use, one that is worth noting is the coefficient of Delaware incorporation. In all of the regressions whose results are displayed in Table 2, the coefficient of Delaware incorporation is statistically insignificant. The correlation between Delaware incorporation and firm value has already attracted some attention because of its potential implications for the long-standing debate on regulatory competition among states. Daines (2001) finds positive association between firm value and Delaware incorporation during the period 1981 to 1996. Bebchuk and Cohen (2003) find no such correlation in 1999, and Subramanian (2004) finds that such an association did not exist during the 1990s except for small firms during the period of 1991 to 1996. However, none of these three studies control, as we do, for corporate governance provisions.

[5]	In other unreported regressions, we use as controls dummies based on dividing the firms in our data set into smaller groups based on their levels of GIM*, including dividing these firms into separate groups for each possible level of GIM*. These specifications again yield similar results in terms of the magnitude and significance of the coefficient of staggered boards.

L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433	425
Table 3
Staggered boards and firm value—annual regressions
     This table reports annual regressions of industry-adjusted Tobin’s Q on staggered boards and various controls. The independent variable is industry-adjusted Tobin’s Q defined in the same way as in Table 2. The independent variables in the regression displayed in column 2 are the same as in the regression reported in column 4 of Table 2. The table reports only the coefficients of the staggered board dummy and the Index of Other Provisions. Fama—Macbeth coefficients are calculated and reported in the last row. Levels of significance are indicated by *, **, and *** for 10%, 5%, and 1%, respectively.

Year	(1)		(2)
		Other provisions		Other provisions
	Staggered board	index	Staggered board	index
1995	-0.121 *	-0.014	-0.230 **	-0.006
	(0.074)	(0.013)	(0.108)	(0.020)
1996	-0.192 **	-0.0007	-0.145 *	0.008
	(0.008)	(0.014)	(0.088)	(0.019)
1997	-0.171 **	0.015	-0.90	0.005
	(0.084)	(0.016)	(0.086)	(0.019)
1998	-0.189 *	-0.031 *	-0.222 **	0.006
	(0.106)	(0.017)	(0.120)	(0.026)
1999	-0.325 **	-0.070 **	-0.34 *	-0.06
	(0.151)	(0.028)	(0.176)	(0.038)
2000	-0.110	-0.045 **	-0.065	-0.034
	(0.111)	(0.021)	(0.108)	(0.024)
2001	-0.136 *	-0.017	-0.078	0.004
	(0.079)	(0.014)	(-0.069)	(0.015)
2002	-0.045	-0.018	-0.088 *	-0.015
	(0.061)	(0.012)	(0.053)	(0.012)
Fama—Macbeth	-0.161 ***	-0.023 ***	-0.157 ***	-0.011 ***
coefficients	(0.0004)	(0.0000)	(0.0006)	(0.0000)
     For a robustness check, we also estimate annual regressions. Because it is not common for firms to change their staggered boards status during the period of our study, either by adopting a staggered board or dropping it, there is little point in running a fixed firm effects regression that focuses on the variation over time within each given firm. Our robustness analysis therefore uses annual regressions, and we run for each year two regressions, both controlling for the Index of Other Provisions, GIM*. The first regression does not include controls other than those used by Gompers et al. (2003). The second regression uses all the additional controls that we use in the regression reported in column 4 of Table 2. The results of all the annual regressions are displayed in Table 3 below: the first column of Table 3 reports for each year the coefficient of staggered boards and the Index of Other Provisions in regressions of the first type; the second column of Table 3 does the same for the second type of regression.
     As Table 3 indicates, the coefficient of staggered boards is negative in each and every year in either type of regression. Furthermore, the coefficient of staggered boards is significant in six out of the eight annual regressions in the first column, and in five out of the eight annual regressions in column 2. When the annual regressions

426	L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433
are put together using the Fama-Macbeth methodology, the coefficients on staggered boards are negative at the 99% confidence level in both regressions.
4.2. Exploring simultaneity
     The correlation identified between staggered boards and lower firm value raises the question of simultaneity. How should we interpret the identified correlation? Do staggered boards bring about a lower firm value? Or, is the correlation produced by the selection of staggered boards by firms with lower firm values—either because boards of low-value firms feel more vulnerable to a takeover or because low-quality management tends to both produce low value and seek antitakeover protection?
     Such questions of interpretation often arise, and have proven difficult to resolve, in studies of the correlation between Tobin’s Q and various corporate structures. We also are unable to establish conclusively the direction of causation. However, we explore this question using the fact that charter-based staggered boards cannot be adopted by incumbents without a vote of shareholder approval, which was generally difficult to obtain during the 1990s.
     During this period, shareholders were generally unwilling to approve charter provisions establishing a staggered board. Recognizing the unwillingness of shareholders to approve such provisions, the management of existing companies without such provisions generally did not attempt to get such provisions adopted. During 1991–2002, the incidence of proposals to adopt a charter-based staggered board was quite low (Klausner, 2003).
     Thus, if a firm did not have a charter-based staggered board in 1990, the year in which the first IRRC volume was published, its management was generally unable to adopt such a staggered board later. A firm’s not having a charter-based board at any given time t during our period of study thus does not necessarily reflect a time-t decision by management to not have such a protective arrangement; rather, it might simply reflect the fact that the company did not have such an arrangement in the beginning of the 1990s.
     Whereas shareholders were generally unwilling to permit existing firms to adopt charter-based staggered boards during the 1990s, shareholders did not have the power to dismantle charter-based staggered boards in firms that already had them when the decade started. While the shareholders of many firms with a charter-based staggered board passed and continue to pass shareholder resolutions in favor of destaggering the board, such resolutions are precatory, and management commonly ignored them. As a result, during the period of our study, there were not only few firms adding charter-based staggered boards, but also few firms dropping them.
     Thus, for firms that went public prior to 1990, whether they had a charter-based staggered board at the end of our period of study largely depends on the firms’ “initial condition,” i.e., on whether they had a charter-based staggered board in 1990. We therefore run regressions similar to those in Table 2, limiting ourselves to firms that went public prior to 1990 and for which we have information about their 1990 governance provisions. We run four regressions using different controls, and display the results in Table 4 below. The first regression (column 1) controls

L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433	427
Table 4
1990 Staggered boards and firm value, 1996-2002
     This table reports pooled OLS regressions of industry-adjusted Tobin’s Q during the period 1995 to 2002 on whether the firm had a staggered board in 1990 plus various controls. The independent variable is industry-adjusted Tobin’s Q as defined in the regressions of Table 2. The dummy Staggered Board 90 is equal to one if the firm had a staggered board provision in 1990 and zero otherwise. The Index of Other Provisions is equal to the GIM Index in 1990 minus one if the company had a staggered board in 1990 and equal to the GIM index in 1990 otherwise. Tobin’s Q 90 is the industry-adjusted Tobin’s Q in 1990. All other independent variables are defined in the same way as in the regressions of Table 2. As before, the coefficients on the constant, the year dummies, and the dummy indicating when R&D data is missing are omitted. Estimates are White (1980) robust. Standard errors appear in parentheses, and levels of significance are indicated by *, **, and *** for 10%, 5%, and 1%, respectively.

Variable	(1)	(2)	(3)	(4)
Staggered board 90	-0.069 **	-0.060 *	-0.067 **	-0.06 *
	(0.034)	(0.034)	(0.033)	(0.033)
Other provisions index	-0.012 *		-0.008
	(0.008)		(0.007)
Other provisions index 90		-0.015 **		-0.011
		(0.007)		(0.007)
Tobin’s Q 90			0.398 ***	0.397 ***
			(0.043)	(0.043)
Log (assets)	0.079 ***	0.080 ***	0.076 ***	0.077 ***
	(0.011)	(0.011)	(0.01)	(0.01)
Log (company age)	-0.099 ***	-0.091 ***	-0.050	-0.044
	(0.036)	(0.036)	(0.035)	(0.035)
Delaware incorporation	-0.034	-0.029	-0.024	-0.020
	(0.031)	(0.031)	(0.03)	(0.03)
Insider ownership	0.0067	0.006	0.006	0.005
	(0.006)	(0.006)	(0.006)	(0.006)
Insider ownership squared	-0.0001	-0.0001	-0.0001	-0.0001
	(0.0001)	(0.0001)	(0.0001)	(0.0001)
Return on assets	8.01 ***	8.01 ***	6.62 ***	6.62 ***
	(0.35)	(0.351)	(0.347)	(0.347)
CAPEX/assets	-0.107	-0.103	0.556 *	0.549 *
	(0.32)	(0.32)	(0.286)	(0.286)
R&D/sales	5.34 ***	5.35 ***	4.15 ***	4.16 ***
	(0.749)	(0.753)	(0.741)	(0.744)
for other governance provisions during the year of observation; the second regression (column 2) controls for other governance provisions that were in place in 1990. In both regressions we control for the full set of firm characteristics that we used earlier. In both regressions, the coefficient of staggered boards is negative, large, and statistically significant at the 99% confidence level. As before, the coefficient of staggered boards is seven times larger than the coefficient of the other provisions index.
     It might be argued that, although the existence of a staggered board in 1990 could not have resulted from a low value in the late 1990s, both the 1990 staggered board and the low value later on might be a product of some other early parameter of the

428	L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433
company. According to this view, having a feature X in the 1980s—say, a self-serving management—could have led both to a firm’s having a charter-based staggered board in 1990 and also to the firm’s having a low firm value in 1990 and subsequently also throughout the following decade. In assessing the plausibility of this explanation, note that public companies and their management change a fair amount over time. The managerial team that ran a company in the 1980s is commonly no longer in charge by the late 1990s. In any event, to explore this possibility, we run two additional regressions in which we also control for industry-adjusted Q in 1990. The results of these regressions, one using the index of other provisions at the time at which the industry-adjusted Tobin’s Q is measured and the other using the index of other provisions in 1990, are displayed in columns 3 and 4 of Table 4.
     The results indicate that (industry-adjusted) Q during 1995 to 2002 is indeed positively correlated (at the 99% confidence level) with (industry-adjusted) Q in 1990. However, even after controlling for 1990 Q, having a staggered board in 1990 remains correlated with the firm’s value during the period 1995-2002 with a coefficient that remains large and significant at the 99% confidence level.
     The above results cast doubt on the possibility that the association between the staggered boards of pre-1990 firms and low firm value during 1995-2002 is fully driven by the initial selection of staggered boards by firms that already had low values in 1990. The results are consistent, of course, with the association under consideration being at least partly produced by the staggered board that companies adopted during the 1980s or earlier, whatever the reason. Of course, resolving questions of simultaneity is a notoriously difficult task, and it would be worth studying this question further, and, in particular, investigating what caused some firms but not others to have staggered boards in 1990.
     According to the results reported in Table 4, having a staggered board is associated with a Tobin’s Q that is lower by 0.06 to 0.066. For the pre-1990 companies for which the regressions of Table 4 are run, average Q was 1.56 in 2002 and 1.88 during the period 1995 to 2002. Thus, to the extent that these results reflect staggered boards reducing Tobin’s Q, the reduction amounts to 3% to 4% of the average Tobin’s Q.
4.3. Charter-based vs. bylaw-based staggered boards
     Lastly, we examine whether charter-based staggered boards and bylaws-based staggered boards have different effects. Toward this end, we rerun all three regressions displayed in Table 2 that controlled for the other provisions index, replacing the dummy variable for a staggered board with separate dummy variables for a charter-based staggered board and a bylaws-based staggered board. The results are displayed in Table 5.
     As Table 5 indicates, in all the regressions the coefficient of charter-based staggered boards is negative and significant at the 99% level of confidence. As to bylaws-based staggered boards, their coefficient is negative but not statistically significant in all the regressions. We perform an F test that enables us to reject (at the

L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 469–433	429
Table 5
Charter-based staggered boards vs. bylaws-based staggered boards
     This table reports pooled OLS regressions of industry-adjusted Tobin’s Q on charter-based staggered boards and bylaws-based staggered boards, plus various controls. The regressions are the same as those reported in columns 2, 3, and 4 of Table 2 except that the independent variable staggered board is replaced by two independent variables: (i) charter-based staggered board, which is equal to one if the firm has a staggered board provision in its charter, and zero otherwise, and (ii) bylaws-based staggered board, which is equal to one if the firm has a staggered board provision in its bylaws (but not in its charter), and zero otherwise. As before, the coefficients on the constant, the year dummies, and the dummy indicating when R&D data is missing are omitted. Estimates are White (1980) robust. Standard errors appear in parentheses, and levels of significance are indicated by *, **, and *** for 10%, 5%, and 1%, respectively.

Variable	(1)	(2)	(3)
Charter-based staggered board	-0.170 ***	-0.172 ***	-0.184 ***
	(0.036)	(0.036)	(0.044)
Bylaws-based staggered board	-0.086	-0.087	-0.071
	(0.054)	(0.054)	(0.074)
Other provisions index	-0.025 ***		-0.013
	(0.006)		(0.010)
Log (other provisions index)		-0.183 ***
		(0.057)
Log (assets)	0.003	0.003	-0.042
	(0.009)	(0.009)	(0.013)
Log (company age)	-0.148 ***	-0.149 ***	-0.234 ***
	(0.023)	(0.023)	(0.031)
Delaware incorporation	0.019	0.019	-0.014
	(0.032)	(0.032)	(0.041)
Insider ownership			0.016 **
			(0.007)
Insider ownership squared			-0.0003 **
			(0.0001)
Return on assets			0.028
			(0.029)
CAPEX/assets			0.967 ***
			(0.326)
R&D/sales			0.011
			(0.008)
99% confidence level) the hypothesis that the estimated coefficients of charter-based staggered boards and bylaw-based staggered boards are the same.
     It should be noted that our data does not enable us to identify all the staggered boards that are relatively ineffective against removal by determined shareholders. Our data enables us to identify those staggered boards whose effectiveness is reduced by their being established in the bylaws rather than in the charter, but does not enable us to identify those charter-based staggered boards whose effectiveness is reduced because shareholders pack the board or remove the board without cause. Thus, the coefficients of charter-based staggered boards that we obtain in the above regressions might under-estimate the correlation between fully effective staggered

430	L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409-33
boards and lower firm value. In future work, it would be interesting to separate charter-based staggered boards that are fully effective from those whose effectiveness is undermined by shareholders’ power to pack the board or remove it without cause.
5. Concluding remarks
     This paper investigates empirically whether substantial protection from removal— such as the protection now provided by staggered boards in a majority of U.S. public companies—enhances or reduces the value of firms. This question has been much debated, and both defenders and opponents of management insulation have identified many ways, some positive and some negative, in which such insulation could affect value. Putting this long-standing question to an empirical test, we find that staggered boards are associated with lower firm value. The reduction in firm value associated with staggered boards is economically meaningful.
     The paper also explores the question of simultaneity presented by the identified correlation. We find that, even after controlling for 1990 firm value, having a staggered board in 1990 is associated with a significantly lower value during the period 1995-2002.
     We also find evidence that bylaws-based staggered boards do not exhibit the same negative correlation with firm value as charter-based staggered boards. In the ordinary course of events, when shareholders do not desire to replace the board, bylaws-based staggered boards provide the same commitment to continuity and stability in board composition that supporters of staggered boards applaud. However, bylaws-based staggered boards do not provide the same insulation from removal by determined shareholders as do charter-based staggered boards, and such insulation might be associated with lower firm value.
     Our analysis helps explain what drives the negative correlation, identified in prior work, between firm value and a broad index based on the 24 IRRC provisions. Our evidence indicates that staggered boards significantly contribute to this negative correlation. In a subsequent study with Allen Ferrell (Bebchuk et al., 2004), we investigate whether there are any provisions other than staggered boards that play an important role in generating this negative correlation. Consistent with the conclusions of this paper, the study finds that the correlation between firm value and the IRRC provisions in the aggregate seems to be driven fully by a small number of provisions.
     Another index of corporate governance that has recently received attention is that put together by the Institutional Shareholder Services (ISS). In a recent study commissioned by the ISS, Brown and Caylor (2004) report positive correlation between this index and several measures of firm value and performance. The study also reports that the subpart of the ISS index that seems to be most important is the one based on board composition and not the one based on takeover defenses. Interestingly, however, the ISS incorporates the presence of staggered boards into

L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433	431
the board composition part of its index. Our findings suggest that it would be worth testing whether staggered boards play an important role in the formation of whatever correlation exists between the ISS index and firm value.
     By way of limitation, our analysis does not identify the effects of levels of protection from removal more moderate than those arising from staggered boards. Of the firms that do not have effective staggered boards, some have (1) arrangements under which shareholders can remove the board immediately, and others have (2) arrangements under which shareholders can remove the board only at the next annual meeting. We do not identify which of these two groups (1) and (2) has higher market value; rather, we focus only on the consequences of having a considerable level of protection provided by effective staggered boards. Comparing groups (1) and (2) in terms of market value is a worthwhile topic for further research.
     Our analysis also leaves future work for some questions about staggered boards. Among other things, it would be desirable to investigate how staggered boards affect various corporate decisions, as well as why firms going public often include staggered boards in their IPO charters (Bebchuk, 2003; Klausner, 2003). It would also be desirable to investigate the correlation between various corporate decisions that affect corporate value—such as decisions concerning acquisitions, executive compensation, distributions, and so forth—and staggered boards. Such additional work is called for by our findings that staggered boards are a key feature of current corporate governance.
References
Arlen, J., Talley, E., 2003. Unregulable defenses and the peril of shareholder choice. University of Pennsylvania Law Review 152, 577–666.
Bebchuk, L.A., 2002. The case against board veto in corporate takeovers. University of Chicago Law Review 69, 973–1035.
Bebchuk, L.A., 2003. Why firms adopt antitakeover arrangements. University of Pennsylvania Law Review 152, 713–753.
Bebchuk, L.A., 2005. The case for increasing shareholder power. Harvard Law Review 118, 833–914.
Bebchuk, L.A., Cohen, A., 2003. Firms” decisions where to incorporate. Journal of Law and Economics 46, 383–425.
Bebchuk, L.A., Hart, O., 2002. Takeover bids vs. proxy fights in contests for corporate control. NBER Working Paper No. 8633.
Bebchuk, L.A., Stole, L., 1993. Do short-term managerial objectives lead to under- or over-investment in long-term projects? Journal of Finance 48, 719–729.
Bebchuk, L.A., Coates IV, J.C., Subramanian, G., 2002. The powerful antitakeover force of staggered boards: theory, evidence and policy. Stanford Law Review 54, 887–951.
Bebchuk, L.A., Coates IV, J.C., Subramanian, G., 2003. The power of takeover defenses. Unpublished working paper. Harvard Law School and NBER.
Bebchuk, L.A., Cohen, A., Ferrell, A., 2004, What matters in corporate governance? Discussion Paper No. 491. John M. Olin Center for Law, Economics, and Business, Harvard Law School.
Bertrand, M., Mullainathan, S., 1999. Is there discretion in wage setting? Rand Journal of Economics 30, 535–554.
Bertrand, M., Mullainathan, S., 2003. Enjoying the quiet life? Managerial behavior following anti-takeover legistation. Journal of Political Economy II, 1043–1075.

432	L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409–433
Borokhovich, K., Brunarski, K., Parrino, R., 1997. CEO contracting and antitakeover amendments. Journal of Finance 52, 1495–1517.
Brown, L., Caylor, M., 2004. The correlation between corporate governance and company performance. Research study. Institutional Shareholder Services.
Chung, K.H., Pruitt, S.W., 1994. A simple approximation of Tobin’s Q. Financial Management 23, 70–74.
Coates IV, J.C., 2000. Takeover defenses in the shadow of the pill: a critique of the scientific evidence. Texas Law Review 79, 271–382.
Comment, R., Schwert, G.W., 1995. Poison or placebo? Evidence on the deterrence and wealth effects of modern antitakeover measures. Journal of Financial Economics 39, 3–43.
Daines, R., 2001. Does Delaware law improve firm value? Journal of Financial Economics 62, 559–571.
Demsetz, H., Lehn, K., 1985. The structure of corporate ownership: causes and consequences. Journal of Political Economy 93, 1155–1177.
Easterbrook, F., Fischel, D., 1981. The proper role of a target’s board in responding to a tender offer. Harvard Law Review 94, 1161.
Faleye, 0., 2005. Classified boards and long-term value creation. Unpublished working paper. Northeastern University.
Gartman, G. A., 2000. State Antitakeover Law. Investor Responsibility Research Center, Washington DC.
Garvey, G.T., Hanka, G., 1999. Capital structure and corporate control: the effect of antitakeover statutes on firm leverage. Journal of Finance 54, 519–546.
Gompers, P., Ishii, J., Metrick, A., 2003. Corporate governance and equity prices. Quarterly Journal of Economics 118, 107–155.
Grossman, S., Hart, O., 1980. Takeover bids, the free-rider problem, and the theory of the corporation. The Bell Journal of Economics II, 42–64.
Hartzell, J., Ofek, E., Yermack, D., 2004. What’s in it for me? Personal benefits obtained by CEOs whose firms are acquired. Review of Financial Studies 17, 37–61.
Investor Responsibility Research Center (IRRC), 1995, 1998, 2000, 2002. Corporate Takeover Defenses. Investor Responsibility Research Center, Washington DC.
Johnson, M.S., Rao, R.P., 1997. The impact of antitakeover amendments on corporate financial performance. Financial Review 32, 659–690.
Kaplan, S.N., Zingales, L., 1997. Do investment-cash flow sensitivities provide useful measures of financing constraints? Quarterly Journal of Economics 112, 169–216.
Karpoff, J.M., Malatesta, P.H., 1989. The wealth effects of second-generation state takeover legislation. Journal of Financial Economics 25, 291–322.
Klausner, M., 2003. Institutional shareholders, private equity, and anti-takeover protection at the IPO stage. University of Pennsylvania Law Review 152.
Koppes, R.H., Ganske, L.G., Haag, C.T., 1999. Corporate governance out of focus: the debate over classified boards. Business Lawyer 54, 1023–1055.
Lang, L.H.P., Stulz, R.M., 1994. Tobin’s Q, corporate diversification, and firm performance. Journal of Political Economy 102, 1248–1280.
Lipton, M., 1979. Takeover bids in the target’s boardroom. The Business Lawyer 35, 101-134.
McConnell, J., Servaes, H., 1990. Additional evidence on equity ownership and corporate value. Journal of Financial Economics 27, 595–612.
Manne, H., 1965. Mergers and the market for corporate control. Journal of Political Economy 75, 110–118.
Morck, R., Shleifer, A., Vishny, R., 1988. Management ownership and market valuation: an empirical analysis. Journal of Financial Economics 20, 293–315.
Ryngaert, M., 1988. The effect of poison pill securities on shareholder wealth. Journal of Financial Economics 20, 377–417.
Subramanian, G., 2004. The disappearing Delaware effect. Journal of Law, Economics & Organization 20, 32–59.
Shin, H., Stulz, R., 2000. Firm value, risk, and growth opportunities. NBER Working Paper No. 7808.
Stein, J., 1988. Takeover threats and managerial myopia. Journal of Political Economy 96, 61–80.
Stulz, R., 1988. Managerial control of voting rights. Journal of Financial Economics 20, 25–54.

L.A. Bebchuk, A. Cohen / Journal of Financial Economics 78 (2005) 409-433	433
Swartz, L.M., 1998. The Massachusetts classified board law. Journal of Law, Economics, and Finance 22, 29.
White, H., 1980. A heteroskedasticity-consistent covariance matrix estimator and a direct test for heteroskedasticity. Econometrica 48, 817–838.
Yermack, D., 1996. Higher market valuation for firms with a small board of directors. Journal of Financial Economics 40, 185–211.